2021
Proxy Statement



April 7, 2021

Dear Gentherm Shareholders:

We are pleased to welcome shareholders to attend our 2021 annual meeting on Thursday, May 20, 2021, at 8:30 a.m., Eastern Daylight Time. Due to the COVID-19 pandemic, the annual meeting will be held in a virtual only format to provide a safe experience for shareholders and employees.

2020 was a year that saw two polar opposite operating extremes for Gentherm. In the first half of 2020, the global COVID-19 pandemic created significant hardship and challenges worldwide. This was followed by a strong recovery of automotive demand in the second half of the year. Our performance in the second half of the year confirmed that our strategic plan to focus growth, realign our cost structure and bring innovative solutions to market continues to deliver long-term shareholder returns.

Looking ahead to the 2021 annual meeting and beyond, we would like to share what we are doing to position Gentherm for long-term profitable growth.

COMMITMENT TO OUR CUSTOMERS

AUTOMOTIVE

According to IHS Markit data, in 2020, light vehicle production declined 14 percent in North America, Europe, China, Japan, and Korea as a result of the pandemic. New launches in battery performance solutions, hands-on-detection enabled steering wheel heaters and other electronics, along with increased take rates of climate and comfort solutions, enabled us to consistently outperform in Automotive versus the key markets that we serve.

Excluding the impact of foreign currency translation, our 6 percent decrease in full-year organic Automotive revenue outperformed light vehicle production in our key markets by approximately 800 basis points. We secured $940 million in Automotive awards in 2020. Total awards for the year reflect the limited opportunities as OEMs conservatively managed sourcing decisions. Our strong win rate of over 90 percent has positioned us well for long-term growth. As a strong proof point for our momentum, we finished 2020 with a record-breaking fourth quarter, where we generated the highest quarterly revenue and profitability in Gentherm's history.

When our OEM customers quickly shifted focus to help fight COVID-19 by producing life-saving machines, including ventilators and respirators, we partnered with Ford on their Powered Air-Purifying Respirators (PAPR). We designed and supplied the electronic controller to this vital equipment used to protect healthcare workers in the fight against COVID-19.

In 2020, our customers recognized our commitment to continue to exceed their expectations. For the first time in Gentherm's history, we were named a General Motors' Supplier of Year, given to only one percent of GM's global supply base. In addition, GM awarded Gentherm with the coveted Supplier Quality Excellence Award for several of our global manufacturing facilities. We were also named a top North American Supplier by Honda, where we were one of 41 suppliers to receive this award out of a total of 735.

MEDICAL

The Medical business, with our unique patient thermal management solutions, is a significant differentiator for Gentherm. In 2020, we achieved record annual revenue with double-digit year over year growth. This was driven by demand for our flagship products such as Blanketrol® and Hemotherm® CE, and the addition of Stihler blood warming products to our portfolio. The pandemic created heightened demand, especially in the first half of the year, for some of our products that play a critical role in helping to fight COVID-19. We continued to make progress on innovation programs by leveraging thermophysiology synergies between our Medical and Automotive businesses.

OUR FUTURE

ClimateSense™, our software-driven microclimate platform using an algorithm based on thermophysiology, is a critical part of our long-term strategy. We are disrupting the current thermal solutions in vehicles by significantly reducing power consumption and increasing range in extreme temperatures all while providing best in class passenger comfort.

Electrified vehicle production including mild hybrid, full hybrid and battery electric is expected to grow from 13 percent of global production in 2020 to 60 percent in 2030. Currently we are working on 106 programs with 30 OEMs. Our customers look to Gentherm not only for thermal comfort solutions like seat heaters, climate-controlled seats and steering wheel heaters, but also for battery performance solutions such as our Pace Award winning battery thermal management solution and proprietary thin foil cell connecting and heating solutions. In 2020, we won 32 program awards on different EV platforms that accounted for over 40 percent of our total award dollars for the year.

Technology to the next degree™   www.gentherm.com

BUILDING A WINNING CULTURE

Our employees are the foundation for creating and inspiring the work that distinguishes us as a leader in our industry. Our Winning Culture Behaviors of Customer Focus, Employee Engagement and Inclusion, Global Mindset, and Performance and Accountability, guide our employees in everything they do to help us fulfill our mission.

We remained focused on developing talent, leadership, and succession planning initiatives where we are invested in creating a working environment that is inclusive for all and that celebrates our employees' diverse backgrounds, cultures, and experiences.

ADVANCING OUR PEOPLE, PLACES, AND PLANET

We are committed to and focused on corporate social responsibility. In 2020, we made major strides in demonstrating our commitment to sustainability with our first Sustainability Report. This report highlights Gentherm's sustainability initiatives and activities across our 25 global locations, with the focus on three key areas – People, Planet and Places.

BUILDING LONG-TERM SHAREHOLDER RETURNS

The Board has worked strategically to refresh its membership to ensure it has diverse experiences, skills, backgrounds, and perspectives. Since the 2020 annual meeting of shareholders, we have appointed two new members, bringing the Board to nine directors.

The refresh of Gentherm's Board has ensured that we have the experience needed to guide the Company during a time of unexpected challenges. We have the right Board in place that is active in guiding Gentherm's strategy, governance, and culture to ensure we continue to deliver significant long-term shareholder value.

While there is still near-term uncertainty in the macroeconomic environment, we are entering 2021 with strong momentum. Our relentless focus on operational excellence, technology leadership and strong cash flow generation, positions the company well for profitable, long-term growth. Our talented global Gentherm team has consistently demonstrated agility, hard work, and commitment to overcome challenges in the market, deliver on our strategy and improve profitability in an unprecedented year.

On behalf of the Board of Directors, we thank you for your continued investment and support of Gentherm. We respectfully request you to vote in accordance with our recommendations at the 2021 annual meeting.

Sincerely,

Phillip M. Eyler
President and Chief Executive Officer

Ronald Hundzinski
Non-executive Chair of the Board

GENTHERM INCORPORATED

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

Our 2021 Annual Meeting of Shareholders will be held on Thursday, May 20, 2021, at 8:30 a.m., Eastern Daylight Time, in a virtual-only format at *www.virtualshareholdermeeting.com/THRM2021*, to conduct the following items of business:

> To elect nine directors named in the accompanying proxy statement, each to serve for a one-year term until the 2022 annual meeting of shareholders or until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

> To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.

> To approve (on an advisory basis) the compensation of our named executive officers.

> To transact any other business that may properly come before the meeting or any postponement or adjournment of the meeting.

Only holders of our common stock at the close of business on March 26, 2021, the record date, are entitled to receive this notice and to attend and vote at the annual meeting.

We have elected to furnish proxy materials to you primarily through the Internet. On or about April 7, 2021, we intend to mail to our shareholders of record a Notice of Internet Availability of Proxy Materials containing instructions on how to access the accompanying proxy statement and our 2020 annual report to shareholders through the Internet and how to vote.

We have designed the format of the annual meeting to provide our shareholders with similar rights and opportunities to participate that they would have at an in-person meeting. You will be able to attend and participate in the annual meeting online, vote your shares electronically and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/THRM2021* and entering the 16-digit control number on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card. A list of shareholders of record will also be available during the annual meeting on the meeting website. We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website, please call the technical support number that will be posted on the meeting log-in page.

By Order of the Board of Directors

Wayne Kauffman
Senior Vice President, General Counsel and Secretary

Northville, Michigan
April 7, 2021

Your vote is very important. Whether or not you plan to attend the meeting via live webcast, we urge you to vote promptly and save us the expense of additional solicitation. If you virtually attend the annual meeting, you may revoke your proxy in accordance with the procedures set forth in the proxy statement and vote electronically online during the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD MAY 20, 2021

The Notice of 2021 Annual Meeting of Shareholders, the accompanying Proxy Statement, and the 2020 annual report to shareholders are available at *www.proxyvote.com*.

Technology to the next degree™   www.gentherm.com

Table of Contents

GENTHERM



PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

MAY 20, 2021

Proxy Summary

This proxy summary does not contain all of the information that you should consider. You should read the entire proxy statement before voting. For more complete information regarding the 2020 performance of Gentherm Incorporated (the "Company" or "Gentherm"), review our 2020 annual report to shareholders.

ATTEND AND VOTE AT ANNUAL MEETING

Meeting Date	Time	Virtual Location	Record Date
Thursday, May 20, 2021	8:30 a.m. Eastern Daylight Time	*www.virtualshareholdermeeting.com/THRM2021*	March 26, 2021

PLEASE VOTE TODAY

Your vote is important. Whether or not you plan to attend the 2021 annual meeting of shareholders (the "annual meeting") via live webcast, we urge you to vote promptly to save us the expense of additional solicitation. Please carefully review the proxy materials and follow the instructions below to cast your vote on all of the proposals.

VOTING METHODS IN ADVANCE OF ANNUAL MEETING

Even if you plan to attend the annual meeting, please vote in advance. Make sure to have your notice, proxy card or voting instruction card and follow the instructions. If you are a record holder, you may vote using one of the following methods. If you are a beneficial owner, you may vote using one of the methods listed on your voting instruction card.

 **Online**	 **By Phone**	 **By Mail**
www.proxyvote.com	1-800-690-6903	Request a printed copy of the proxy materials and complete, sign and return your proxy card

PROPOSALS, BOARD RECOMMENDATIONS AND REQUIRED VOTE

	Proposal	Board Recommendation	Required Vote
1	Election of Directors	FOR each nominee	Plurality*
2	Ratification of Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for 2021	FOR	Majority of votes cast
3	Advisory Vote on Named Executive Officer Compensation	FOR	Majority of votes cast

*   Notwithstanding that directors will be elected by a plurality of votes cast at the annual meeting, in the event any director nominee receives a greater number of votes "withheld" than votes "for" his or her election, our majority voting policy requires such director to promptly tender his or her resignation. The Board, upon recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept such resignation offer.

BUSINESS OVERVIEW

Gentherm Incorporated is a global developer and marketer of innovative thermal management technologies for a broad range of heating and cooling and temperature control applications. Our products provide solutions for automotive passenger climate comfort and convenience, battery thermal management and cell connecting systems, as well as patient temperature management within the health care industry. Our automotive products can be found on the vehicles of nearly all major automotive manufacturers operating in North America and Europe, and several major automotive manufacturers in Asia. We operate in locations aligned with our major customers' product strategies to provide locally enhanced design, integration and production capabilities. The Company is also developing a number of new technologies and products that are expected to help enable improvements to existing products and to create new product applications for existing and new markets.

2020 COMPANY PERFORMANCE HIGHLIGHTS

Highlights of Gentherm's 2020 performance include[1]:

Product Revenues:

$913.1 MILLION

decreased 6.0% from $971.7 million in 2019

Automotive New Business Awards:

 **$940** MILLION

Operating Income:

$89.2 MILLION

increased 5.8% from $84.3 million in 2019

GAAP Diluted Earnings Per Share:

 **$1.81**

as compared with $1.47 for 2019

---

(1)   Automotive new business awards represent the aggregate projected lifetime revenue of new awards provided by customers to Gentherm in the applicable period, with the value based on the price and volume projections received from each customer as of the award date. Although automotive new business awards are not firm customer orders, we believe that new business awards are an indicator of future revenue. New business awards are not projections of revenue or future business as of December 31, 2020, the date of this proxy statement or any other date. Customer projections regularly change over time and we do not update our calculation of any new business award after the date initially communicated. Automotive new business awards in 2020 were adversely impacted by the macroeconomic changes and related uncertainties caused by the COVID-19 pandemic, but also may not convert into future customer orders similar to historical periods due to the future impacts of the COVID-19 pandemic and additional risks and uncertainties as described under "Forward-Looking Statements".

DIRECTOR NOMINEES – HIGHLY SKILLED, EXPERIENCED AND DIVERSE BOARD

The Board of Directors of the Company (the "Board") currently consists of nine directors. The Board has nominated all nine directors for re-election at the annual meeting.

All directors are elected annually and serve one-year terms until a successor has been duly elected and qualified or until such director's earlier resignation, retirement or other termination of service. The following table provides summary information about our director nominees.

Name and Age	Director Since	Independent	Current Committee Memberships	Primary Occupations	Current Other Public Company Boards
Sophie Desormière 54	2012	Yes	> NCG (C) > Technology	> CEO of AALPS Capital	> Somfy S.A.
Phillip M. Eyler 49	2017	No	—	> President and CEO of the Company	—
Yvonne Hao 46	2016	Yes	> Audit > Compensation (C) > M&A	> Managing Director and Co-Founder of Cove Hill Partners	—
David Heinzmann 57	2020	Yes	> Audit > M&A > Technology	> President, CEO of Littelfuse, Inc.	> Littelfuse, Inc.
Ronald Hundzinski (*Chair*) 62	2016	Yes	> Audit (C) > M&A	> CFO and Executive Director, TI Fluid Systems	> TI Fluid Systems
Charles Kummeth 60	2018	Yes	> Compensation > M&A (C) > Technology	> President and CEO of Bio-Techne Corporation	> Bio-Techne Corporation
Betsy Meter 60	2021	Yes	> Audit	> Former Managing Partner, Michigan KPMG LLP	—
Byron Shaw II 53	2013	Yes	> M&A > NCG > Technology (C)	> President of Byron Shaw LLC	—
John Stacey 56	2018	Yes	> Compensation > NCG	> EVP and CHRO, Harman International Industries, Inc.	—

_____

(C) Chair of committee   M&A – Mergers and Acquisitions Committee   NCG – Nominating and Corporate Governance Committee

GENTHERM

The following matrix shows the individual qualifications, attributes, skills and experience that our Director nominees contribute to our Board. The skills identified in the matrix are only a high-level summary and not an exhaustive list:

	SOPHIE DESORMIÈRE	YVONNE HAO	DAVID HEINZMANN	RONALD HUNDZINSKI	CHARLES KUMMETH	BETSY METER	BYRON SHAW II	JOHN STACEY	PHILLIP M. EYLER
Senior Leadership. Directors who have served in senior leadership positions can provide experience and perspective in analyzing, shaping, and overseeing the execution of important operational, organizational and policy issues at a senior level.	✓	✓	✓	✓	✓	✓	✓	✓	✓
R&D and Commercialization of Technologies. Directors with experience in companies who have prioritized research and development and commercializing products related thereto can provide useful oversight of such matters.					✓		✓		✓
Public Company. Directors with prior experience either leading a public company as an executive or serving as a director of a public company provide valuable input on corporate governance, shareholder engagement, public reporting and other matters unique to the operations of public companies.	✓	✓	✓	✓	✓				✓
Automotive Industry. The automotive industry is our primary market, so experience in the automotive industry is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop, our manufacturing operations, our supply chain, customers and consumers, and the market segments in which we operate.	✓		✓	✓		✓	✓	✓	✓
Medical Industry. Our medical products and equipment focus on body and blood temperature management and our medical customers include hospitals and other health care service providers. Directors with experience in the medical industry provide insights in understanding the different product and purchase cycles, business partners and customers, distribution networks, payments and insurance reimbursements, competition, and regulatory requirements.		✓			✓				
Global Management. We have significant global operations, as we operate in locations aligned with our major customers' product strategies. Our customers and vendors currently span North America, Europe and Asia, and further global penetration in those markets is a key element of our business strategy. Directors with global management experience can provide a useful business, regulatory and cultural perspective regarding aspects of our business.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial & Accounting. Knowledge of the financial markets, corporate finance, accounting regulations, and accounting and financial reporting processes can assist our directors in understanding, advising, and overseeing our capital structure, budgeting, financing and investing activities, financial reporting, and internal controls of such activities. The Company strives to have a number of directors who qualify as audit committee financial experts.	✓	✓	✓	✓	✓	✓			✓
Human Resources. Directors with experience in talent management, human resources and executive compensation bring important perspectives regarding how to best attract, motivate and retain qualified executives, train and support our workforce, cultivate new talent and promote our corporate culture.		✓						✓	

GENTHERM

2020 NAMED EXECUTIVE OFFICER COMPENSATION

At the annual meeting, the Board is asking our shareholders to provide advisory (non-binding) approval of the compensation of our named executive officers ("NEOs") in 2020, as disclosed in this proxy statement, commonly known as a "say-on-pay" proposal. See "Compensation Discussion and Analysis" for more information regarding our compensation philosophy, objectives and design, our compensation-setting process and our executive compensation program components, as well as the decisions made for 2020.

2020 TARGET AND EARNED COMPENSATION – IMPACTED BY COVID-19 PANDEMIC

As we started 2020, the full impact of the COVID-19 pandemic was not yet fully known, and the operational impact was limited to our facilities in Asia. As a result, we moved forward in establishing our 2020 compensation program for NEOs based on benchmarking, resulting in a program that was consistent with the 2019 compensation program and included reasonable, limited increases in total target direct compensation.

In the second quarter of 2020, the COVID-19 pandemic significantly impacted our global operations through an industry-wide shut down, including temporary manufacturing closures and customer plant closures, supply chain and production disruptions, workforce restrictions and travel restrictions, among other factors. Due to our ongoing business continuity efforts and swift implementation of increased employee health and safety protocols, we were able to efficiently and safely resume most business operations in the beginning of the third quarter in accordance with local regulations at each of our locations.

In light of the substantial economic and financial impact of the COVID-19 pandemic, we took immediate and significant actions in 2020 to address our liquidity position. In March 2020, we incurred significant borrowings to increase our cash position and provide additional financial flexibility. In addition, we prudently addressed our day-to-day operations, including reducing expenses, inventory levels and capital spending. We also implemented a salary deferral program for key salaried employees and leaders to preserve liquidity during the shutdown, while limiting the compensation impact to these employees and minimizing layoffs of hourly workers where possible. These determinations allowed us to maintain our current workforce and enable a strong operating position when production resumed.

COMPENSATION ACTIONS SUPPORTING SECOND HALF BUSINESS RECOVERY

As we entered the third quarter, it became clear that the actions we took to minimize the operational and financial impact of the pandemic were measured and appropriate. We were strongly positioned to respond to customer demands, which were rapidly increasing due to lost production time. In September 2020, the Compensation Committee terminated our full year bonus plan (with no resulting payout). When terminated, our full year bonus plan was tracking well below the performance threshold due to the impact of COVID-19 on our operations during the first half of the year and was not effective at achieving our objectives to pay-for-performance and incentivize short-term operating performance. The Compensation Committee approved the creation of a bonus plan based on financial performance in the second half of 2020. The Compensation Committee determined not to revise any performance-based equity awards made in 2020 or prior periods, and did not issue any one-time cash or equity awards.

The Compensation Committee believed that the Second Half 2020 Senior Level Bonus Plan balanced the interests of the Company, employees and shareholders, by being:

> **Fair** - we significantly reduced the threshold, target and maximum payout opportunities to 25%, 50% and 75%, respectively, of target bonuses commensurate with the reduced performance period (compared generally to 50%, 100% and 200% under the annual bonus plan), while providing employees an opportunity to be rewarded for critical actions and leadership during, and in response to, the pandemic and business recovery efforts	> **Formulaic -** we avoided year-end discretion by utilizing performance metrics from the annual plan that were established based on the pre-pandemic, Board approved budget for the second half of 2020 to hold management accountable to its original goals and removed the individual modifier to further align with financial performance	> **Focused -** we directly motivated employees to achieve important 2020 financial objectives, which drive long-term shareholder value, when operations resumed given significant business and economic uncertainties and challenges	> **Transparent -** by immediately publicly disclosing the Second Half 2020 Senior Level Bonus Plan, we were transparent with shareholders and employees

The foregoing determinations by the Compensation Committee resulted in the following overall NEO compensation program in 2020:

BASE SALARY	ANNUAL BONUS	EQUITY AWARDS

> Reasonable base salary increases for continuing NEOs ranging from 3%-5% approved in February 2020
> Base salary deferrals due to COVID-19 pandemic impact - effective May 1 to September 30, 2020
  • 40% for CEO
  • 30% for other NEOs
	> No changes to target bonus (as % of base salary) for continuing NEOs
	> Adopted 2020 Senior Level Bonus Plan
	  • Later amended to First Half 2020 Senior Level Bonus Plan due to COVID-19 pandemic impact, with no payout
	> Adopted Second Half 2020 Senior Level Bonus Plan, which provided for a corresponding half-year payout opportunity
	  • Financial performance resulted in a maximum payout level of 75% under the Second Half 2020 Senior Level Bonus Plan
		> 5.7% increase in grant value for CEO; no grant value changes for other NEOs
		> Continued emphasis of pay-for-performance program utilized for 2018 and 2019 awards
		  • 60% of target value delivered via PSUs
		  • 40% delivered via RSUs

GENTHERM

COMPENSATION GOVERNANCE

What We Do	What We Don't Do
> Independent Compensation Committee and independent compensation advisor	> No repricing/replacing underwater stock options and SARs
> Evaluate benchmarking data; annually review peer group and broad industry market data	> Hedging, using derivatives and pledging prohibited
> Distinct objective Company performance metrics in cash and equity incentive plans, and metrics are aligned with Company strategy and shareholders	> No single-trigger change in control benefit for any NEO, except CEO deferred compensation vesting
> Significant performance-based compensation with fixed payout caps, at-risk compensation and 3-year performance period for long-term equity awards	> No excise tax gross-up benefits upon a change in control
> Significantly reduced payout opportunities for Second Half 2020 Senior Level Bonus Plan adopted due to COVID-19 pandemic impact	> No guaranteed bonuses, excluding inducement and new hire bonuses
> Stock ownership guidelines applicable to our executive officers and directors	> No changes to long-term performance metrics in outstanding equity awards and no one-time equity awards due to COVID-19 pandemic impact
> Annual say-on-pay shareholder vote	
> Compensation Committee oversight to confirm no undue risk in compensation programs of the Company	
> Clawback policy for financial restatements	

STRONG COMMITMENT TO GOVERNANCE FOR THE BENEFIT OF SHAREHOLDERS

Independence	Best Practices
> Eight of nine directors are independent	> No classified board
> Fully independent Board committees	> No director overboarding
> Independent, non-executive Board Chair	> Three female directors (including one director who is also ethnically diverse). Two female directors (including one director who is also ethnically diverse) that are chairs of key Board committees
> Average director tenure of 3 years	
> Regular executive sessions of independent directors	
> Committees authorized to hire independent advisors	> Significant Board oversight of strategy and risk management
	> Strong director meeting attendance
	> No related person transactions
	> Management and director succession planning

Accountability	Shareholder Rights
> Plurality plus resignation policy for uncontested director elections	> Shareholder right to call special meetings (25%)
> Highly refreshed Board with seven of nine directors new since 2016	> No super-majority voting for amendments to organizational documents
> Robust annual self-evaluation process for Board and its committees	> No limitations on shareholder action by written consent
> Year-round shareholder engagement	> No dual class common stock
	> No poison pill

GENTHERM

SUSTAINABILITY

Our sustainability efforts are based on three pillars: People, Planet, and Places.







People	**Planet**	**Places**
At Gentherm, our leaders treat employees with respect and provide a safe working environment. We provide career opportunities, development, support and more. People create our success.	We strive to minimize our environmental impact. Our product lineup reduces the environmental impact of automobiles through our innovative products and technologies, and we continue to improve our operations through more efficient use of resources and reduced emissions.	As a global company, we strive to be a positive force in the communities where we operate. Our teams support an array of causes, including STEM education and training, provide financial support for local charities, and in 2020 made donations for COVID-19 relief efforts. Types of community involvement and support vary across our sites, based on local needs and culture.

Beginning in 2019, we significantly expanded our sustainability and social responsibility programs, which included forming our environmental, social, and governance ("ESG") steering committee, strengthening Board oversight of sustainability and social responsibility matters by delegating specific oversight leadership to the Nominating and Corporate Governance Committee (formerly the Corporate Governance Committee at such time) and, finally, by releasing in April 2020 our first Gentherm Sustainability Report covering the year ended December 31, 2019.

In 2020, we further integrated the fundamental values underlying our sustainability efforts into our everyday business operations and future strategies. See "Board Matters—Corporate Sustainability and Social Responsibility – Board Focus on Interests of Company and Key Stakeholders." Our 2020 progress is more fully described in the Gentherm 2020 Sustainability Report, which is available on our website.

SHAREHOLDER ENGAGEMENT

Our management regularly engages with shareholders and prospective shareholders to understand their perspectives on the Company and our business. Management meets with shareholders during scheduled events and in private meetings held throughout the year. In addition, our Board and management are available to engage with our shareholders and other stakeholders. Our Board also receives regular feedback from management regarding investor sentiment, institutional investor voting and governance policies, and trends in stakeholder issues, which informs the Board's ongoing evaluation of appropriate governance and other practices.

In late 2020, we reached out to shareholders owning nearly 60% of our outstanding common stock to give significant shareholders an opportunity for one-on-one discussions with representatives of our management team. In December 2020 and January 2021, our Senior Vice President of Investor Relations and Global Financial Planning and Analysis and our Senior Vice President & Chief Human Resources Officer, met with responsive shareholders who represented ownership of over 40% of our outstanding common stock as of December 31, 2020. We reported shareholder feedback to the full Board. The Board and management considered such feedback in developing our Board and committee meeting agendas for 2021, shaping our focus on disclosure enhancements and compensation and governance improvements, updates on our COVID-19 action plans, Board composition and identifying our near-term environmental and social sustainability priorities. See "Board Matters—Shareholder Engagement" and "Compensation Discussion and Analysis—Process For Making Compensation Determinations—Shareholder Outreach Following 2020 Say-On-Pay Results" for more information.

INDEX OF FREQUENTLY REQUESTED INFORMATION

ADDITIONAL RESOURCES

Corporate Governance

> Committee Charters
  o https://gentherm.gcs-web.com/charters
> Code of Business Conduct and Ethics
> Corporate Governance Guidelines
  o https://gentherm.gcs-web.com/corporate-governance-guidelines-0
> Insider Trading Policy
  o https://gentherm.gcs-web.com/policies-reports

Sustainability

> Sustainability Report
  o https://www.gentherm.com/en/esg
> Anti-Bribery Policy
> Conflict Minerals Policy
> Human Rights Policy
  o https://gentherm.gcs-web.com/policies-reports

Investor Relations

> Investor Relations
  o https://gentherm.gcs-web.com/
> Press Releases
  o https://gentherm.gcs-web.com/press-releases

Annual Meeting

> Proxy Statement
  o www.proxyvote.com
> Annual Report
  o https://gentherm.gcs-web.com/annual-reports

GENTHERM

Proposal No. 1—Election of Directors

The Board currently consists of nine directors. The Board has re-nominated all of the directors, listed below.

Name	Age	Current Company Title
Sophie Desormière	54	Director
Phillip M. Eyler	49	President, Chief Executive Officer and Director
Yvonne Hao	46	Director
David Heinzmann	57	Director
Ronald Hundzinski	62	Director and Chair
Betsy Meter	60	Director
Charles Kummeth	60	Director
Byron Shaw II	53	Director
John Stacey	56	Director

Each nominee meets the qualifications, attributes, skills and experience that the Board has established for continuing service on the Board, including in areas that are critical to the Company's strategy and operations. Further, we believe the combined attributes of the director nominees will strongly position the Board to continue to collectively serve in the best interests of the shareholders and Company.

All directors are elected annually and, upon election, will serve one-year terms until the 2022 annual meeting of shareholders or until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service. The Board has affirmatively determined that the director nominees, except Mr. Eyler, are independent under the applicable rules of the Nasdaq Global Select Market ("Nasdaq").

Each nominee has consented to be listed in this proxy statement and agreed to serve as a director if elected by the shareholders. If any nominee becomes unable or unwilling to serve between the date of this proxy statement and the annual meeting, which we do not anticipate, then the Board may designate a new nominee. In that case, the persons named as proxies in the attached proxy card will vote for that substitute nominee (unless the proxies were previously instructed to withhold votes for the nominee who has become unable or unwilling to serve). Alternatively, the Board may reduce the size of the Board.



The Board recommends that you vote **FOR** the election of each of the director nominees.

GEN**THERM**

BOARD DIVERSITY

The Company seeks to ensure the Board includes directors with diverse attributes and backgrounds and qualifications, skills and experience relevant to the Company's business. Below is a breakdown of our director nominees by independence, tenure, age and gender and ethnic diversity:



BOARD SNAPSHOT

INDEPENDENCE		DIRECTOR TENURE		AGE DISTRIBUTION		DIVERSITY	
Independent	8	0 - 5 years	7	<50 years	2	Female	3
Not-Independent	1	6 - 10 years	2	50 - 60 years	6	Ethnic Diversity	1
		11 - 15 years		61 - 70 years	1		
		16+ years		>70 years			
		Average Director Tenure: 3		Average Age: 55			

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE REPRESENTED ON THE BOARD

As part of the Board's annual self-evaluation process and in connection with director nominations and candidate searches, the Nominating and Corporate Governance Committee reviews and makes recommendations to the Board, from time to time, regarding the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, the operations of the Company and the long-term interests of shareholders, as further discussed in this proxy statement. We believe our directors have an appropriate balance of knowledge, experience, attributes, skills and expertise as a group to ensure that the Board appropriately fulfills its oversight responsibilities and acts in the best interests of shareholders and the Company.

Although specific qualifications for Board membership may vary from time to time, the minimum core qualities include (A) the highest ethical character, integrity and shared values with the Company, (B) loyalty to the Company and concern for its success and welfare, (C) sound business judgment, and (D) sufficient commitment and availability to carry out a director's duties effectively. Listed below are additional key skills and experience that we consider important for our directors to have in light of our current business and structure. The biographies of the director nominees set forth their specific qualifications, attributes, skills and experience that led to the Nominating and Corporate Governance Committee's conclusion that each director nominee should continue to serve on the Board.

	SOPHIE DESORMIÈRE	YVONNE HAO	DAVID HEINZMANN	RONALD HUNDZINSKI	CHARLES KUMMETH	BETSY METER	BYRON SHAW II	JOHN STACEY	PHILLIP M. EYLER
Senior Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓
R&D and Commercialization of Technologies					✓		✓		✓
Public Company	✓	✓	✓	✓	✓				✓
Automotive Industry	✓		✓	✓		✓	✓	✓	✓
Medical Industry		✓			✓				
Global Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial & Accounting	✓	✓	✓	✓	✓	✓			✓
Human Resources		✓						✓	

DIRECTOR RECRUITMENT AND BOARD REFRESHMENT



6
new independent directors joined since 2016

3
new financial experts

2
new female directors

2
female directors in leadership roles

1
new ethnically diverse director



2016 · **2** new directors

2017 · **1** new director

2018 · **2** new directors

2020 · **1** new director

2021 · **1** new director

Generally, the Nominating and Corporate Governance Committee will re-nominate incumbent directors who continue to satisfy the Nominating and Corporate Governance Committee's criteria for membership on the Board, continue to make important contributions to the Board and consent to continue their service on the Board. If a vacancy on the Board occurs or the Board increases in size, the Nominating and Corporate Governance Committee will actively seek individuals that satisfy the Nominating and Corporate Governance Committee's criteria for membership on the Board, and the Nominating and Corporate Governance Committee may rely on multiple sources for identifying and evaluating potential nominees, including referrals from our current directors and management.

The Nominating and Corporate Governance Committee will evaluate nominees recommended by shareholders against the same criteria that it uses to evaluate other potential nominees. Nominations by shareholders intending to run a director slate in opposition to Company nominees must be sent on a timely basis and otherwise in accordance with our Bylaws and other applicable law and regulations. Please refer to "Additional Information—Requirements for Submission of Shareholder Proposals and Nominations for 2022 Annual Meeting." We did not receive any recommendations for director nominations from shareholders for the 2021 annual meeting.

To complement the skills and experience represented by our continuing directors and as a result of two director retirements immediately prior to the 2020 annual meeting, the Nominating Committee established a Search Committee chaired by Mr. Stacey and engaged the outside national consulting firm Egon Zehnder to assist in conducting a director search process. Following a detailed process, we appointed Mr. Heinzmann to the Board effective in August 2020 and Ms. Meter to the Board effective in January 2021.

GEN**THERM**

DIRECTOR RECRUITMENT PROCESS

The Nominating and Corporate Governance Committee appoints a Search Committee for director recruiting. The Search Committee uses the following director recruitment and succession planning process designed to identify the most qualified candidates in light of Company and Board needs and achieve desired composition:

DIRECTOR RECRUITMENT PROCESS

STRATEGIC PLANNING (NEW PROJECT INITIATED IN 2021):
Nominating and Corporate Governance Committee committed to ongoing work with a national search firm to address long-term recruiting and succession planning needs and alignment with Company strategy, and intends to initiate creation of portfolio of potential candidates that will be regularly reviewed and updated (including focus on gender and ethnic diversity).

DIRECTOR PROFILE AND BOARD COMPOSITION:
Search Committee identifies desired qualifications, attributes, skills and experience that should be prioritized in near term to enrich the Board, and considers Company business and strategic needs and current Board composition (including age, tenure, gender and ethnicity).

CANDIDATE RECOMMENDATIONS:
Search Committee solicits recommendations from one or more global search firms using director profile and also considers recommendations from Board members and management. Search Committee evaluates any recommendations from shareholders during the year.

CANDIDATE REVIEW AND INTERVIEWS:
Search Committee and senior management review the qualifications, attributes, skills and experience of each proposed candidate and conducts interviews with leading candidates.

EVALUATION AND RECOMMENDATION:
Search Committee recommends one or more leading prospective candidates to the Board after an extensive and iterative evaluation process.

BOARD OF DIRECTORS REVIEW AND DECISION:
All or substantially all of Board interviews each recommended candidate and reviews his or her respective qualifications and overall suitability to the Board. Upon recommendation of the Nominating and Corporate Governance Committee of a specific candidate, the Board decides whether to concur with such recommendation and, if so, whether to appoint a candidate mid-year to fill a vacancy and/or nominate at the next annual meeting of shareholders.

ONBOARDING PLAN:
The Board Chair, with guidance from other directors, and senior management develop and deliver an onboarding plan for the candidate designed to familiarize the candidate with Board members and senior management, Board structure and operation, key corporate policies, the Company and its performance, corporate objectives and goals and long term strategy, to be implemented upon appointment or election.

BOARD APPOINTMENT AND/OR SHAREHOLDER VOTE:
The Board may appoint the director to fill a mid-year vacancy for a term through the next annual meeting of shareholders, or the Company will submit such candidate as a director nominee and solicit a shareholder vote on all director nominees at the annual meeting.

GENTHERM



Sophie Desormière

Chief Executive Officer of AALPS Capital

Age: 54

Director Since: 2012

Committee Memberships:
> Nominating and Corporate Governance (Chair)
> Technology

Other Public Boards Service (within last 5 years):
> Somfy S.A. (2017-present)

Ms. Desormière is the Chief Executive Officer of AALPS Capital, a private equity management company based in France. Immediately prior to joining AALPS Capital in 2018, Ms. Desormiére was General Manager Marketing and Sales and Senior Executive Vice President at Solvay, a Belgium-based developer of specialty chemicals, starting in 2010. Previously, Ms. Desormière spent 17 years in increasingly responsible positions at Valeo, an independent industrial group focused on the design, production and sale of components, integrated systems and modules for the automotive industry, including Research & Development Product Line Director, Branch Marketing Innovation Director, Group Product Marketing Director and Comfort Enhancement Domain Director.

Ms. Desormière was elected a member of the Supervisory Board of publicly traded Somfy S.A. (Euronext Paris: SO) in 2017. Ms. Desormière is a graduate of the Ecole Nationale Supérieure de Chimie de Paris, the Institut de Formation du Caoutchouc and the Program for Management Development at Harvard Business School.

DIRECTOR QUALIFICATIONS

Ms. Desormière has broad experience in product planning, product development and market analysis. Her background in these areas assists the Company in its development of long-term product strategies. In addition, the skills Ms. Desormière has developed while working at and serving on the board of global companies with significant European operations enables her to provide key insight with respect to the Company's integration of its worldwide operations.

 Senior Leadership    Global Management

 Public Company    Financial and Accounting

 Automotive Industry



Phillip M. Eyler

President and Chief Executive Officer

Age: 49

Director Since: 2017

Phillip Eyler was appointed President and Chief Executive Officer, and to the Company's Board, in December 2017. Prior to joining Gentherm, Mr. Eyler served as President of the $3 billion Connected Car division at Harman International, a subsidiary of Samsung, since 2015. As President of the Connected Car division, Mr. Eyler oversaw an organization of more than 8,000 employees dedicated to the development of highly integrated connected car systems encompassing infotainment, telematics, connected safety and cyber security solutions, among others. Mr. Eyler joined Harman in 1997 and held various senior management positions, including Senior Vice President and General Manager of Harman's Global Automotive Audio business from 2011 to 2015.

Mr. Eyler received a Bachelor of Science degree in mechanical engineering from Purdue University and a Master of Business Administration from the Fuqua School of Business at Duke University.

DIRECTOR QUALIFICATIONS

Mr. Eyler's extensive experience in the Automotive industry, our largest market, enables him to understand and manage our business. His prior leadership experience at a growing automotive supplier brings an important skill to our Board as we strive to continue to grow our various lines of business. Mr. Eyler's familiarity with managing manufacturing operations also is critical to our Company. As the Chief Executive Officer, Mr. Eyler is responsible for our strategic direction and operational leadership, with extensive knowledge of the day-to-day operations of our business. Being our highest ranked officer, coupled with the managerial positions he previously held with other automotive-related companies, gives Mr. Eyler industry insight and leadership and executive management skills key to our performance.

 Senior Leadership    Automotive Industry

 R&D and Commercialization of Technologies    Global Management

 Public Company    Financial and Accounting

GENTHERM



Yvonne Hao

Managing Director and Co-Founder of Cove Hill Partners

Age: 46

Director Since: 2016

Committee Memberships:
> Audit
> Compensation (Chair)
> Mergers and Acquisitions

Other Public Boards Service (within last 5 years):
> Bombardier Recreational Products (2011-2016)

Ms. Hao is currently the Managing Director and Co-Founder of Cove Hill Partners, an investment firm focused on investing in high quality consumer and technology businesses for the long term. Previously, she served as the COO and CFO of PillPack, a national e-commerce retail pharmacy, from January 2017 until June 2019. In the fall of 2018, she helped lead the sale and integration of PillPack to Amazon, and following the sale, she was responsible for shared operations across the PillPack/Amazon pharmacy. From 2008 to 2016, Ms. Hao held various positions at Bain Capital, including as an Operating Partner and as interim executive officer for various portfolio companies. At Bain, Ms. Hao was responsible for portfolio company performance, working closely with management of various Bain investment companies. She held the position of interim CEO or COO at several of these companies, including Gymboree and D&M Holdings. Prior to 2008, Ms. Hao worked at Honeywell in various positions starting in 2003 and at McKinsey & Company starting in 1997.

Ms. Hao served as a director of publicly-traded Bombardier Recreational Products from 2011 until 2016. She has also served as a past director of privately-held companies, including Gymboree and Consolidated Container Company. Ms. Hao holds a Bachelor of Arts from Williams College and a Master of Philosophy in Development Economics from Cambridge University.

DIRECTOR QUALIFICATIONS

Ms. Hao's role as Managing Director and Co-Founder of Cove Hill Partners, as well as her roles as interim CEO, CFO and COO at other companies, provides her with expertise in executive management, strategic planning, operations and brand marketing. Ms. Hao's experience at PillPack/Amazon offers a healthcare industry perspective on the Board as we look to grow our medical business. She also brings a unique institutional investor perspective resulting from her previous positions at Bain Capital, a global private equity and venture capital investment firm. Finally, Ms. Hao gained international business experience by managing a business expansion in Asia, where the Company has a significant presence with customers and manufacturing plants, and gained significant finance expertise through her recent position as a CFO and serving in various other positions. The Board has determined this qualifies her as an "audit committee financial expert" under SEC rules.

 Senior Leadership    Global Management

 Public Company    Financial and Accounting

 Medical Industry    Human Resources



David Heinzmann

President, Chief Executive Officer of Littelfuse, Inc.

Age: 57

Director Since: 2020

Committee Memberships:
> Audit
> Mergers and Acquisitions
> Technology

Other Public Boards Service (within last 5 years):
> Littelfuse, Inc. (2017 to Present)

Mr. Heinzmann is President and Chief Executive Officer and a member of the Board of Directors of Littelfuse, Inc. (Nasdaq: LFUS), a global manufacturer of leading technologies in circuit protection, power control and sensing. He has served as President and Chief Executive Officer since 2017, leading the strategic direction, customer development and new product strategy of Littelfuse. He began his career with Littelfuse in 1985 as a manufacturing engineer and has held positions of increasing responsibility, including Vice President, Global Operations from 2007 to 2013 and Chief Operating Officer from 2014 to 2016.
Mr. Heinzmann previously served on the Board of Directors of Pulse Electronics Corporation (OTC: PULS) from 2014 until its acquisition by Oaktree Capital Management in 2015.

Mr. Heinzmann holds a bachelor's degree in Mechanical Engineering from Missouri University of Science and Technology and is a graduate of Stanford Directors' College at Stanford University Law School and AeA/Stanford Executive Institute at Stanford University Graduate School of Business.

DIRECTOR QUALIFICATIONS

As current President and Chief Executive Officer, and formerly as Vice President and General Manager, Automotive segment, and Vice President, Global Operations at Littelfuse, Inc., Mr. Heinzmann has extensive executive management and operational expertise, particularly in the automotive industry and regarding global manufacturing. In addition, as the Chief Executive Officer of a public company, he has expertise in strategic planning, risk management, public reporting considerations and public company governance.

 Senior Leadership    Global Management

 Public Company    Financial and Accounting

 Automotive Industry



Ronald Hundzinski

Chair of the Board

Chief Financial Officer and Executive Director of TI Fluid Systems

Age: 62

Director Since: 2016

Committee Memberships:
> Audit (Chair)
> Mergers and Acquisitions

Mr. Hundzinski is currently the Chief Financial Officer and Executive Director of TI Fluid Systems, a position he was appointed to in January 2020. Mr. Hundzinski formerly served as the Executive Vice President of Finance for Tenneco Inc. (NYSE: TEN) from January 2018 to December 2019. From 2012 to 2018, Mr. Hundzinski served as the Executive Vice President and Chief Financial Officer of BorgWarner, Inc. From 2005 to 2012, Mr. Hundzinski served in BorgWarner's finance department in positions of increasing responsibility, including as Controller from 2010 to 2011 and Treasurer from 2011 to 2012.

Mr. Hundzinski holds a Bachelor of Business Administration in finance from Western Michigan University and a Master of Business Administration from the University of Colorado.

DIRECTOR QUALIFICATIONS

Mr. Hundzinski's deep experience as the Chief Financial Officer of multiple large, global automotive suppliers brings important practical experience to our Board. He understands the key operational, strategic and financial issues of the Company as an executive of public and private companies in the automotive industry, and he can provide unique, real-time advice on critical industry matters. Mr. Hundzinski also has significant finance and accounting expertise, and the Board has determined this qualifies him as an "audit committee financial expert" under SEC rules. His expertise and knowledge in our largest industry segment brings invaluable insight to our Board.

 Senior Leadership    Global Management

 Public Company    Financial and Accounting

 Automotive Industry

GEN**THERM**



Charles Kummeth

President and Chief Executive Officer of Bio-Techne Corporation

Age: 60

Director Since: 2018

Committee Memberships:

> Compensation
> Mergers and Acquisitions (Chair)
> Technology

Other Public Boards Service (within last 5 years):

> Bio-Techne Corporation (2013-present)
> Sparton Corporation (2011-2019)

Mr. Kummeth has served as the President and Chief Executive Officer and a director of Bio-Techne Corporation (Nasdaq: TECH) since 2013. Prior to joining Bio-Techne, Mr. Kummeth served as President of Mass Spectrometry and Chromatography at Thermo Fisher Scientific Inc. and was President of the Laboratory Consumables Division from 2009 to September 2011. Prior to joining Thermo Fisher, he served in various roles during his 24-year career at 3M Corporation, most recently as the Vice President of the company's Medical Division from 2006 to 2008.

Mr. Kummeth served as a director of Sparton Corporation (NYSE: SPA) from 2011 to 2019, where he was most recently a member of the Compensation Committee. Mr. Kummeth received a Master of Science in Software Development and Design from the University of St. Thomas and a Master of Business Administration from the Carlson School of Business at the University of Minnesota. He is a graduate of the University of North Dakota, where he received a Bachelor of Science in Electrical Engineering.

DIRECTOR QUALIFICATIONS

Mr. Kummeth's significant experience in the medical industry is important to our business as we seek to grow our medical business and introduce new medical products to the market. In addition, his leadership experience, including as President and Chief Executive Officer of a public company and as a director of multiple public companies, provides the Board with an important perspective on many topics, including governance, shareholder engagement and risk management.

 Senior Leadership

 R&D and Commercialization of Technologies

 Public Company

 Medical Industry

 Global Management

 Financial and Accounting

---



Betsy Meter

Former Managing Partner, Michigan KPMG LLP

Age: 60

Director Since: 2021

Committee Memberships:

> Audit

Ms. Meter Ms. Meter served as Managing Partner, Michigan at KPMG LLP, a global firm that provides audit, tax and advisory services, from February 2018 until her retirement in December 2020. In this role, she led the strategic direction and growth of KPMG's Detroit and Grand Rapids offices. She also served as the Partner-in-Charge of Audit for Michigan from 2013 to 2017, in addition to her role as an Audit Partner for 24 years where she gained extensive experience with operational, accounting, reporting and internal control issues, focused on Automotive OEMs and suppliers.

Ms. Meter currently serves on the Board of Directors for McNaughton-McKay Electric Company, VSP Global, Automotive Hall of Fame, and is the Chairwoman of Oakland Family Services, Inc. She is a former board member of the Detroit Economic Club, Detroit Regional Chamber, Downtown Detroit Partnership, and the former chairperson of the Michigan Association of CPA's. She holds a bachelor's degree in Accounting from Michigan State University. She is a Certified Public Accountant (CPA) and received an Honorary Doctor of Law degree from Walsh College.

DIRECTOR QUALIFICATIONS

Ms. Meter has deep technical accounting expertise specifically in the automotive industry, as an Audit Partner for 24 years focused on Automotive OEMs and suppliers. As Managing Partner, Michigan, she has significant senior leadership experience and managed a substantial team at KPMG. The Board has determined that she is an "audit committee financial expert" under SEC rules.

 Senior Leadership

 Automotive Industry

 Global Management

 Financial and Accounting

---

GEN**THERM**



Byron Shaw II

President of Byron Shaw LLC

Former Managing Director of the Silicon Valley Office for General Motors

Age: 53

Director Since: 2013

Committee Memberships:
> Nominating and Corporate Governance
> Mergers and Acquisitions
> Technology (Chair)

Dr. Shaw has been the President of Byron Shaw LLC, a consulting firm providing diligence, strategy and execution advisory services focusing on automotive technology and related services, since 2012. From 2006 to 2012, Dr. Shaw worked at General Motors in various positions, most recently as Managing Director of the Silicon Valley Office for General Motors and General Motors Ventures LLC. From 1998 to 2003, he worked at BMW in various positions, including Principal Technology Engineer and Manager of Advanced Technology.

Dr. Shaw currently serves on the board of directors or advisory board of several privately-held companies, including Smalltech LLC, Project Renovo, Qualia Networks, Autotech Ventures, Up Shift Cars and Rotary Wing Engine. Dr. Shaw received Bachelor of Science degrees and a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and a Ph.D. in mechanical engineering/controls from University of California, Berkeley.

DIRECTOR QUALIFICATIONS

Dr. Shaw's extensive experience in the automotive industry and in advanced technologies enables him to provide key insight on improvements in our existing products. His technical expertise has also been critical to the Company's development of new products for other markets as well as overseeing the evaluation of technologies and products to consider for acquisition.

 Senior Leadership

 Automotive Industry

 R&D and Commercialization of Technologies

 Global Management

---



John Stacey

Executive Vice President and Chief Human Resources Officer of Harman International Industries, Inc.

Age: 56

Director Since: 2018

Committee Memberships:
> Compensation
> Nominating and Corporate Governance

Mr. Stacey currently serves as the Executive Vice President and Chief Human Resources Officer of Harman International Industries, Inc., a subsidiary of Samsung, a position he has held since 2008. Previously, Mr. Stacey served in various senior human resources positions with Anheuser-Busch InBev SA/NV from 1990 to 2008, including, most recently, as Vice President, People for InBev North America, InBev Central and Eastern Europe from 2005 through January 2008.

Mr. Stacey received a Bachelor of Commerce from Memorial University of Newfoundland.

DIRECTOR QUALIFICATIONS

Mr. Stacey's broad human resources experience in multi-national environments is extremely valuable, as we employ thousands of employees around the globe. His specific experience in the automotive industry provides insight and guidance for managing our workforce, enhancing the skills of our existing employees and cultivating new talent, including our increasing focus on human capital management. Additionally, Mr. Stacey has extensive background in executive compensation and pay-for-performance programs.

 Senior Leadership

 Global Management

 Automotive Industry

 Human Resources

GENTHERM

A BOARD SUBSTANTIALLY CONSISTING OF INDEPENDENT DIRECTORS

The Board recently undertook its annual review of director independence in accordance with the applicable rules of Nasdaq. The independence rules include a series of objective tests, including that the director is not employed by us and has not engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, the Board has affirmatively determined that each of Ms. Desormière, Ms. Hao, Mr. Heinzmann, Mr. Hundzinski, Mr. Kummeth, Ms. Meter, Dr. Shaw and Mr. Stacey are independent under the applicable rules of Nasdaq. Mr. Eyler is employed by us and therefore is not an independent director.

Each member of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Mergers and Acquisitions Committee and the Technology Committee is independent under Nasdaq rules. In addition, the Board has affirmatively determined that the members of the Audit Committee and Compensation Committee qualify as independent in accordance with the additional independence rules established by the U.S. Securities and Exchange Commission (the "SEC") and Nasdaq.

In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director's business and personal activities as they may relate to us and our management. In particular, the Board considered Mr. Heinzmann's role as Chief Executive Officer of Littelfuse, Inc., which is a supplier to the Company. In determining that Mr. Heinzmann satisfies the Nasdaq objective independence tests and that his independence was not otherwise impaired under the subjective criteria, the Board determined that the Company's supply relationship with Littelfuse, Inc. would not interfere with Mr. Heinzmann's exercise of independent judgment. In making this determination, the Board considered, among other things, that Littelfuse, Inc. supplies diodes to the Company under a routine, ordinary course supply arrangement, and that the Company selected Littelfuse, Inc. following a request for quotations process. Further, the Company's payments for diodes manufactured by Littelfuse, Inc. (indirectly through distributors) were substantially below 1% of Littelfuse, Inc.'s consolidated gross revenue for each of the last three fiscal years.

GENTHERM

Board Matters

THE BOARD OF DIRECTORS

GENERAL

The Board has general oversight responsibility for our affairs and, in exercising its fiduciary duties, the Board represents and acts on behalf of the shareholders. Although the Board is not responsible for our day-to-day management, it stays regularly informed about our business and provides oversight and guidance to our management through periodic meetings and other communications. The Board provides critical oversight in, among other things, our strategic planning process, leadership development and succession planning, risk management, as well as other functions carried out through the Board committees as described below.

SIGNIFICANT INDEPENDENT BOARD LEADERSHIP

Mr. Eyler, the Company's President and Chief Executive Officer, is responsible for the Company's day-to-day operations and strategic leadership, and implementing those actions, policies and strategies approved by the Board. Mr. Hundzinski was appointed as a non-executive Chair of the Board as of the 2020 annual meeting following the retirement of the prior Chair. He presides at all Board and shareholder meetings, as well as Board executive sessions of the independent directors, and has the following additional responsibilities, among others:

SIGNIFICANT INDEPENDENT BOARD LEADERSHIP

SHAPES BOARD MEETINGS AND BOARD FOCUS

- **Agendas:** *Prepares the agenda for Board meetings in consultation with the CEO and other members of the Board, ensuring Board focuses on key issues and tasks facing the Company*
- **Schedules:** *Approves meeting schedules for the Board to assure that there is sufficient time for discussion of all agenda items and that key advisors and employees are involved as appropriate*
- **Materials:** *Reviews and approves meeting materials and other information periodically provided to the Board*
- **Executive Session:** *Develops topics and leads Board discussion in executive session*
- **Corporate Governance:** *Assists the Board, chair of the Nominating and Corporate Governance Committee and management in overseeing compliance with Corporate Governance Guidelines and promoting corporate governance best practices*

COMMUNICATES WITH AND ADVISES CEO

- **Liaison:** *Serves as a liaison between the CEO and the independent directors*
- **Strategic Consulting:** *Regularly consults with the CEO regarding the Company's strategy and key operational matters*
- **Advisor:** *Provides advice and counsel to the CEO with respect to his executive responsibilities*

SUPPORTS BOARD DEVELOPMENT AND PERFORMANCE

- **Oversight:** *Ensures the Board fulfills its role in overseeing management*
- **Third-Parties:** *Recommends Board advisers and consultants in consultation with other members of the Board and senior management*
- **Evaluations:** *Manages the process for annual self-evaluations of Board and its committees (in collaboration with the Nominating and Corporate Governance Committee)*
- **Board Composition:** *Supports the identification and evaluation of director candidates and consults on committee members and chairs*
- **Culture:** *Establishes a close relationship and trust with management, providing support, guidance and feedback while respecting executive responsibility*
- **Board Development:** *Encourages directors to participate in ongoing education programs*

The Board believes that, by separating the positions of Chair of the Board and Chief Executive Officer, the Board can provide significant leadership to management and strong oversight of key opportunities and risks impacting the Company. Further, the committees consist solely of independent directors and provide significant oversight and leadership of key Board functions and considerations. The foregoing structure provides more time for the Chief Executive Officer to devote to managing the business and developing and implementing strategies.

The Board has a policy that if the Chair of the Board is not independent under the applicable rules of Nasdaq, the Board will appoint a Lead Independent Director with significant responsibilities.

BOARD AND COMMITTEES DEEPLY FOCUSED ON OVERSEEING RISK MANAGEMENT

The Board oversees the Company's risk management directly and through its committees:

Full Board	> General risk management oversight, including reputational risks, crisis management (such as the COVID-19 response), employee safety, product safety and quality controls
	> Reviews and approves an annual business plan, including strategy and liquidity, and reviews long-term strategy
	> Reviews material risks and opportunities at each regular Board meeting
	> Reviews business developments, business plan implementation, liquidity and financial results
	> Oversees management succession planning
	> Discusses the Compensation Committee's recommendations for chief executive officer compensation in executive session
	> Oversees capital spending, financings and cash management, as well as significant mergers, acquisitions and divestitures
	> Interacts with senior business leaders, with access to other key employees
	> Conducts focused sessions on emerging topics
	> Directors available for shareholder engagement
Audit Committee	> Oversees significant financial risk exposures (including credit, liquidity, legal, regulatory and other contingencies), accounting and financial reporting, disclosure controls and internal control over financial reporting, the internal audit function, and the legal, regulatory and ethical compliance functions (including overseeing the ethics/whistleblower hotline)
	> Oversees the enterprise risk management process
	> Regularly consults with our independent registered public accounting firm and internal audit function regarding risk management controls
	> Reviews and monitors the use of derivatives, including for foreign currency
	> Monitors insurance and self-insurance policies
Compensation Committee	> Responsible for executive officer compensation and its alignment with our shareholders, strategy and operations, including through peer group benchmarking
	> Reviews compensation plans generally and the related incentives, risks and risk mitigation efforts (including key policies)
	> Increasing role in overseeing human capital management, including diversity, pay equity, talent acquisition, talent management, training and corporate culture
	> Directors available for shareholder engagement on compensation matters
Nominating and Corporate Governance Committee	> Oversees the Company's governance policies (including the Corporate Governance Guidelines and Code of Business Conduct and Ethics), Board structure, leadership and independence, committee composition, and the annual self-evaluation process of the Board and its committees
	> Considers requisite director qualifications, attributes, skills and experience necessary for directors to oversee critical matters
	> Oversees director onboarding process and continuing education and assists the Board in overseeing director succession planning
	> Oversees the Company's sustainability program and receives regular reports regarding the Company's corporate social responsibility efforts

GEN**THERM**

	> Directors available for shareholder engagement on governance matters
Mergers and Acquisitions Committee	> Oversees activities related to mergers, acquisitions, investments and dispositions, including strategy, implementation, integration and post-closing analysis
	> Approves transactions or reviews and recommends to the Board for approval, subject to limitations of delegation of authority
Technology Committee	> Oversees the development and use of technology in current and potential future products, including the long-term strategic goals of the Company's research and development initiatives

DEVELOPMENT AND IMPLEMENTATION OF COMPANY STRATEGY

One of the most important activities of the Board and the committees is to provide guidance and oversight to management regarding establishing, revising and implementing the Company's long-term strategy. The Board receives updates from management and discusses various elements of the strategy at each Board meeting, and dedicates meetings periodically to focus solely on strategy. The Board also periodically discusses with members of management below the executive level the Company's strategy and performance to inform its perspective on progress against the long-term strategy and ensure that it is able to perform its oversight responsibilities effectively. The Company's senior management team, consisting of the President and CEO and all of his direct reports, holds periodic meetings to review the Company's strategy and the implementation thereof.

CYBERSECURITY

Our Board oversees our efforts related to information technology, data security and privacy matters, including receiving reports from management. In 2020, we enhanced our information security capabilities, in particular to address risks related to working from home.

SUCCESSION PLANNING AND TALENT MANAGEMENT PLANNING FOR THE COMPANY'S FUTURE

Our Board engages in an annual succession planning process to understand our readiness and the related transition risks for an unplanned loss of an employee or an imminent planned transition. Additionally, the Board and Compensation Committee, through its oversight of human capital management, identifies the company's high potential talent and oversee key strategies in talent management, retention and strategic human capital management. The Board regularly reviews CEO succession planning with Mr. Eyler as well as in executive session, and the CEO provides quarterly reviews on each member of senior management, talent management related to succession planning for such roles, as well as potential sources of external candidates. The Board and committees regularly invite senior management to make presentations at meetings as well as meet with directors in an informal setting to allow directors to form a more complete understanding of each executive's skill and character. Board members can further access management as they deem appropriate.

100% DIRECTOR ATTENDANCE BY CONTINUING DIRECTORS

The Board and its committees meet throughout the year generally on a set schedule, and also hold special meetings and occasionally act by written consent as appropriate. The Board met eight times in 2020. The independent directors hold regularly scheduled executive sessions to meet without management present. These executive sessions generally occur around regularly scheduled meetings of the Board. The independent directors also may hold additional meetings periodically as deemed necessary or appropriate.

All directors are expected to attend all meetings of the Board and of the Board committees on which they serve. Each director serving in 2020 (as of and from the date he or she joined the Board and applicable committees) attended 100% of the aggregate of all meetings of the Board and the committees of which he or she was a member in 2020, except for Francois Castaing, who retired on the date of the 2020 annual meeting of shareholders and was not able to attend one of two Board meetings that occurred in 2020 prior to his retirement.

The Board has adopted a policy strongly encouraging directors to attend the Company's annual meeting of shareholders. All then-current directors attended the 2020 annual meeting of shareholders.

GEN**THERM**

SIGNIFICANT REFRESHMENT OF STANDING COMMITTEES OF THE BOARD

The Board has delegated various responsibilities and authority to Board committees. Each committee has regularly scheduled meetings and reports on its activities to the full Board. Each committee operates under a written charter approved by the Board, which the applicable committee and the Board review annually. Each charter is available on our website, *www.gentherm.com*, under the "Investor Relations – Corporate Governance" tab.

Effective immediately prior to the 2020 annual meeting, Messrs. Castaing and Gunderson retired from the Board. In August 2020, the Board significantly reorganized committee memberships and chairs, primarily due to the concurrent combination of the Nominating Committee and the Corporate Governance Committee as well as recent Board refreshment. Prior to the combination of these committees, all of the non-employee directors served on the Nominating Committee, and Mr. Hundzinski served as chair following Mr. Castaing's retirement.

The table below sets forth the current membership for the Board committees, information on the August 2020 committee refreshment and the number of meetings held for each in 2020.

Director	Audit	Comp	M&A	NCG	Tech
Sophie Desormière[1]				☆	⊗
Yvonne Hao[2]	⊗	☆	⊗		
David Heinzmann[3]	⊗		⊗		⊗
Ronald Hundzinski	☆		⊗		
Charles Kummeth[4]		⊗	☆		⊗
Betsy Meter[5]	⊗				
Byron Shaw II[6]			⊗	⊗	☆
John Stacey[7]		⊗		⊗	
2020 Meetings	**9**	**5**	**2**	**4**	**5**

☆ Chair

⊗ Member

(1)   In August 2020, Ms. Desormière was appointed as chair of the Nominating and Corporate Governance Committee and as a member of the Technology Committee. Prior to such date, she served on the Compensation Committee and the Corporate Governance Committee.

(2)   In August 2020, Ms. Hao was appointed as a member of the Mergers and Acquisitions Committee.

(3)   In August 2020, Mr. Heinzmann was appointed to the Board and the applicable committees.

(4)   In August 2020, Mr. Kummeth was appointed as a member of the Compensation Committee and as chair of the Mergers and Acquisitions Committee.

(5)   In January 2021, Ms. Meter was appointed to the Board and the Audit Committee.

(6)   In August 2020, Dr. Shaw was appointed as a member of the Nominating and Corporate Governance Committee. Prior to such date, he served as a member of the Corporate Governance Committee.

(7)   In August 2020, Mr. Stacey was appointed as a member of the Nominating and Corporate Governance Committee.

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AUDIT COMMITTEE

The Audit Committee's responsibilities include:

> Sole authority for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm;

> Providing general oversight of accounting, auditing and financial reporting processes, including reviewing the audit results and monitoring the effectiveness of internal control over financial reporting, disclosure controls and the internal audit function;

> Reviewing our reports filed with or furnished to the SEC that include financial statements or results;

> Monitoring compliance with significant legal and regulatory requirements, and other risks related to financial reporting and internal control over financial reporting;

> Reviewing any reports made to the Company's ethics/whistleblower hotlines;

> Reviewing the control and enterprise risk management processes established to monitor significant financial, environmental, insurance, legal and other risks or exposures;

> Monitoring our use of derivatives, including foreign currency; and

> Monitoring insurance and self-insurance policies.

The responsibilities and activities of the Audit Committee are described in greater detail in "Audit Committee Report" and "Audit Committee Matters," as well as in its charter.

The Board has determined that each Audit Committee member has sufficient knowledge in reading and understanding financial statements to serve on the Audit Committee. The Board has further determined that three of the Audit Committee members, Ms. Hao, Ms. Meter and Mr. Hundzinski, qualify as "audit committee financial experts" in accordance with SEC rules.

COMPENSATION COMMITTEE

The Compensation Committee's responsibilities include:

> Approving the individual and corporate goals and objectives relevant to the compensation of the Company's executive officers;

> Evaluating the performance of the Chief Executive Officer and other executive officers, including with respect to established goals and objectives;

> Approving the compensation of each executive officer, taking into account, among other things, such executive officer's performance in light of those goals and objectives and the policies of the Committee;

> Administering the incentive and equity plans of the Company, including approving equity grants for the executive officers;

> Ensuring an appropriate mix of performance-based and at-risk compensation for executive officers;

> Reviewing the Company's compensation policies and practices for all employees, at least annually, regarding risk-taking incentives and risk management policies and practices;

> Recommending or approving the non-employee director compensation program;

> Overseeing significant matters related to human capital management; and

> Reviewing compensation disclosures in the Company's proxy statement and other reports filed with or furnished to the SEC, and producing a report of the Compensation Committee to be included therein.

The Compensation Committee also has the sole authority to engage outside advisors and to establish the terms of such engagement. The Compensation Committee may form and delegate its authority to subcommittees as appropriate. The responsibilities and activities of the Compensation Committee are described further in "Compensation Discussion and Analysis," as well as in its charter.

Role of Management. The Compensation Committee regularly receives significant input from management with respect to the Company's executive compensation program. See "Compensation Discussion and Analysis" for further information.

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Role of Compensation Consultant. The Compensation Committee has the sole authority to engage outside advisors and establish the terms of their engagement, including compensatory fees. In connection with any engagement, the Compensation Committee reviews the independence of each outside advisor, based on the factors specified by Nasdaq as well as any other factors it deems appropriate, and any conflicts of interest raised by the work of the outside advisor.

In 2020, the Compensation Committee determined to re-engage ClearBridge Compensation Group, LLC ("ClearBridge"). See "Compensation Discussion and Analysis" for further information. The Compensation Committee's determination to engage ClearBridge and approve the terms of their engagement was made independently from the Company's management. Upon engagement, the Compensation Committee worked with management to determine the compensation consultant's responsibilities and direct its work product, although the Compensation Committee was responsible for the formal approval of the work plan. During 2020, ClearBridge received no compensation for other services provided to the Company, and the Compensation Committee has determined there are no conflicts of interest raised by the work of ClearBridge.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

In August 2020 at the recommendation of the Company's Corporate Governance Committee, the Board formed the Nominating and Corporate Governance Committee by combining the Company's Nominating Committee with the Corporate Governance Committee to improve efficiency and alignment on overlapping issues.

The Nominating and Corporate Governance Committee's responsibilities include:

> Evaluating the current directors, as well as any candidates nominated or recommended by shareholders, and nominating directors for election; and

> Developing a pool of potential director candidates to recommend to the Board in the event of a vacancy on the Board;

> Exercising general oversight over corporate governance policy matters of the Company, including annual review of the Code of Business Conduct and Ethics and developing, recommending proposed changes to, and monitoring compliance with, the Corporate Governance Guidelines;

> Reviewing and recommending appropriate changes to the Company's charter documents and key governance policies on a periodic basis;

> Overseeing the annual self-evaluation process of the Board and its committees;

> Reviewing director independence and committee membership requirements;

> Reviewing shareholder proposals regarding nomination or appointment of directors or environmental, social and governance matters, and overseeing management's shareholder engagement on related matters;

> Overseeing and reviewing the Company's development and implementation of programs related to matters of corporate responsibility and sustainability, including addressing short- and long-term trends and impacts to the Company's business of environmental, social, and governance issues; and

> Reviewing certain governance disclosures and proposals in the Company's proxy statement and other reports filed with or furnished to the SEC.

The responsibilities and activities of the Nominating and Corporate Governance Committee are described in detail in its charter.

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TECHNOLOGY COMMITTEE

The Technology Committee's responsibilities include:

> Evaluating and advising management with respect to the development and use of technology by the Company for use in its current and potential future products, including the long-term strategic goals of the Company's research and development initiatives

The responsibilities and activities of the Technology Committee are described in detail in its charter.

MERGERS AND ACQUISITIONS COMMITTEE

The Mergers and Acquisitions Committee's responsibilities include:

> Reviewing the Company's strategy regarding mergers, acquisitions, investments and dispositions at least annually;

> Reviewing, approving or making recommendations to the Board to approve, as appropriate, proposed mergers, acquisitions, investments or dispositions involving a material amount of assets, a portion of any business or total estimated purchase price or investment (with "material" determined by the Board from time to time); and

> Overseeing the post-closing integration and analyses of such transactions.

The responsibilities and activities of the Mergers and Acquisitions Committee are described in detail in its charter.

CORPORATE GOVERNANCE

The Board and management are committed to responsible corporate governance to ensure that we are managed for the benefit of our shareholders. To that end, the Board and management periodically review and update our corporate governance policies and practices and make changes, as appropriate.

A copy of the Board's committee charters, the Code of Business Conduct and Ethics and the Corporate Governance Guidelines are available on our website, *www.gentherm.com*, under the "Investor Relations – Corporate Governance" tab and will be sent to any shareholder, without charge, upon written request to Corporate Secretary, Gentherm Incorporated, 21680 Haggerty Road, Northville, MI 48167.

The Board has adopted the Corporate Governance Guidelines, which provide a structure for our directors and management to effectively pursue the Company's objectives for the benefit of our shareholders. The Corporate Governance Guidelines address, among other things, Board and committee structure, composition and procedures, director responsibilities, compensation and continuing education, and shareholder communications with the Board.

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INTERCONNECTED GOVERNANCE PROCESSES

The Board has established a thoughtful, interconnected governance process, with enhanced director succession planning and recruitment designed to ensure both short- and long-term strategic goals are met.

INTERCONNECTED GOVERNANCE PROCESSES

ACTIVE INDEPENDENT OVERSIGHT:

- *Engaged and highly independent Board and fully independent Committees with well-defined duties set forth in Corporate Governance Guidelines and Charters, and in practice*
- *The independent directors meet directly and privately with the Company's chief financial officer, general counsel and chief human resources officer, with access direct reporting to independent directors and Committees*
- *The independent directors meet privately in executive session without the CEO or other management present at each regularly scheduled Board meeting*
- *The Board formally reviews CEO and senior management succession and development plans at least once annually, and assesses executive committee members and candidates quarterly in executive session*
- *The independent directors conduct the CEO's annual performance review and the Compensation Committee sets CEO compensation*

ENHANCED DIRECTOR SUCCESSION PLANNING AND RECRUITMENT:

- *The Board is working to enhance its director succession planning to promote orderly director succession and strategic refreshment and development aligned to the Company's long-term strategy and growth aspirations, as well as key governance and Board composition considerations*
- *The Board intends to annually assess the qualifications, attributes, skills, experience, diversity and independence of the existing Board and determine Board and Company needs to guide director recruitment and succession planning*
- *The Board Chair, with guidance from other directors, and senior management cooperate to deliver effective on-boarding of new directors*

YEAR-ROUND SELF-ASSESSMENT:

- *The Board and committees conduct formal self-assessments annually and drive action plans throughout the year*
- *Directors discuss and establish annual cadence of topics for the Board and each committee and routinely identify and request presentations on various operational and strategic topics of interest to address evolving Company needs*
- *The Board receives shareholder feedback through year-round shareholder outreach and review of proxy advisor service firm evaluations and reports, including periodic formal shareholder outreach on compensation, governance, sustainability and human capital management*

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MAJORITY VOTING POLICY FOR DIRECTORS – ENABLING THE BOARD TO FORMALLY REVIEW SHAREHOLDER CONCERNS

The Corporate Governance Guidelines provide that if any nominee for director receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, then the applicable director must promptly tender his or her resignation, conditioned on Board acceptance, following certification of the shareholder vote. This policy does not apply when the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest. The Board, upon recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept such resignation offer. The Board will promptly publicly disclose in reasonable detail its decision and rationale regarding the acceptance or rejection of the resignation, as applicable. If a director's resignation is accepted by the Board, the Board may either fill the resulting vacancy or decrease the size of the Board pursuant to our Bylaws.

MEANINGFUL ANNUAL SELF-EVALUATIONS OF BOARD AND COMMITTEES IMPACTING BOARD FUNCTIONS

BOARD SELF-ASSESSMENTS

PROCESS RECOMMENDATION AND INITIATION:

The Nominating and Corporate Governance Committee recommends an approach to and scope for the annual self-assessment process, which may include engagement of a third-party consultant every few years for assistance, and initiates the process with assistance from the General Counsel

QUESTIONNAIRES AND DIRECTOR EVALUATION:

The General Counsel distributes questionnaires soliciting each director's input and comments regarding various board effectiveness topics such as:

- *Roles and Responsibilities under Charters*
- *Business Knowledge and Focus*
- *Management Input and Meeting Substance*
- *Interaction and Culture of Decision Making*
- *Meeting Logistics and Continuity*

PRESENTATION AND REVIEW OF RESULTS:

The Nominating and Corporate Governance Committee, with support from the General Counsel, prepares the results in a form designed to promote review and discussion within each Committee and among the full Board

ANALYSIS, ACTION PLANS AND FOLLOW-UP:

Through rigorous analysis and discussion, improvement opportunities are identified and assigned to committee chairs to develop and drive action plans. Action plans are reviewed periodically to ensure meaningful results

The Board is committed to an annual self-assessment process led by the Nominating and Corporate Governance Committee. Through the process, the directors independently and collectively review Board and Committee performance, and identify areas where the Board functions effectively, and importantly, areas where the Board and Committees believe they can improve. Through the process, the Board and committee chairs identify action plans for improvement and work to implement those plans.

NO DIRECTOR OVERBOARDING

The Board believes that service on the boards of other public companies provides valuable governance and leadership experience that ultimately benefits the Company. The Board also recognizes that outside public board service requires a significant commitment of time and attention, and therefore limits director participation on other public boards.

Under the Corporate Governance Guidelines, directors who are active CEOs of other public companies may sit on no more than two additional outside public boards (including his/her own company board), and other non-employee directors may sit on no more than four additional outside public boards. This practice helps ensure that our directors can give appropriate time and attention to the affairs of the Company. In addition, when nominating a director for service on the Board, the Nominating and Corporate Governance Committee considers whether the nominee will have adequate time to serve as a director. Each director has demonstrated strong engagement and high attendance and has appropriate time to devote to the affairs of the Company.

CODE OF BUSINESS CONDUCT AND ETHICS – ESTABLISHING KEY PRINCIPLES TO GUIDE EMPLOYEES AND DIRECTORS

The Board has adopted the Code of Business Conduct and Ethics, which sets out the basic principles to guide the actions and decisions of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics addresses, among other things, ethical principles, insider trading, conflicts of interest, compliance with laws and confidentiality. Any

GENTHERM

amendments to the Code of Business Conduct and Ethics, or any waivers that are required to be disclosed by the rules of either the SEC or Nasdaq, will be posted on our website, *www.gentherm.com*, under the "Investor Relations – Corporate Governance" tab within four business days of any such amendment or waiver.

CORPORATE SUSTAINABILITY AND SOCIAL RESPONSIBILITY – BOARD FOCUS ON INTERESTS OF COMPANY AND KEY STAKEHOLDERS

The Nominating and Corporate Governance Committee oversees the Company's corporate sustainability and social responsibility programs through quarterly updates from management. The Board receives reports from Ms. Desormière, chair of the Nominating and Corporate Governance Committee, and discusses strategic matters related to ESG. The foregoing oversight is focused on:

> Ensuring that Company strategy and objectives promote growth that is resilient and sustainable;

> Ensuring the Company's corporate disclosures of environmental, climate, human capital, community and governance-related information support informing the Company's key stakeholders, including shareholders, lenders, insurance underwriters, customers, suppliers and employees;

> Ensuring that Company policies and procedures are developed or adapted to support the Company's strategy, objectives and corporate disclosures surrounding corporate sustainability and social responsibility; and

> Promoting Company achievement of objectives by linking personal performance objectives that impact the consideration of merit increases for certain members of the Company's ESG steering committee to the Company's sustainability and social responsibility strategy.

In April 2020, we released our first Gentherm Sustainability Report and initiated a formal process of reviewing our overall sustainability and social responsibility programs. Throughout 2020, we further integrated the fundamental values underlying our sustainability efforts into our everyday business operations and future strategies. The Company's ESG steering committee met 5 times during 2020 to review our progress, consider and develop future goals and objectives and discuss strategies. Among our significant achievements, during 2020, we established a baseline and set initial targets for reducing our total energy usage (and our Scope 2 emissions). With our Gentherm 2020 Sustainability Report, we have made progress in aligning our reporting with the standards of the Sustainability Accounting Standards Board (SASB) for Auto Parts. We plan to consider other frameworks for our 2021 report. Our 2020 progress is more fully described in the Gentherm 2020 Sustainability Report, which is available on our website.

HUMAN CAPITAL MANAGEMENT AND CORPORATE CULTURE

Our Board and Board committees provide oversight on human capital matters including employee engagement, diversity, equity and inclusion (DEI), talent development and succession planning. Our full Board provides oversight of our executive management talent development, succession planning and talent acquisition, and has access to key leaders and other key talent throughout the organization through participation in Board and Board Committee meetings.

Our Audit Committee provides oversight for enterprise risk management, including labor and human capital risks. Our Nominating and Corporate Governance Committee is responsible for overseeing the effectiveness of our governance and social responsibility policies, goals and programs. Our Compensation Committee provides oversight of our total rewards offerings and conducts a yearly compensation risk assessment.

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OUR EMPLOYEES

At Gentherm, we believe our global workforce and our global footprint are a competitive advantage, not only from the global diversity of our customers, but the richness of the diversity of our people. Gentherm has 25 locations across 13 countries. As of December 31, 2020, Gentherm's employment levels worldwide were as follows (all numbers are approximate):

	2020	2019
Mexico	3,938	4,130
Macedonia	2,131	1,871
China	1,605	1,812
Ukraine	1,722	1,725
Vietnam	916	909
United States and Canada	618	694
Germany	263	255
Hungary	253	252
Korea	36	37
Japan	20	23
Malta	12	13
United Kingdom	5	5
Total	11,519	11,726

Notable statistics as of December 31, 2020:

> Over 59% of our global workforce is female; 42% of our managers are female; 36% of our Executive Committee is female; 18% of our Executive Committee is ethnically diverse.

> 40% of our workforce resides in North America; 38% of our workforce resides in Europe; 22% of our workforce resides in Asia.

> We have cooperative relationships in our facilities where we operate with unions and workers councils. Approximately 25% of the Company's workforce are members of industrial trade unions and are employed under the terms various labor agreements. None of these are set to expire in 2021.

DIVERSITY, EQUITY AND INCLUSION

Gentherm's human capital strategy focuses on building a strong talent pipeline, having a future-focused culture, building the capability of our teams and ensuring we provide a compelling employee value proposition. Gentherm's Winning Culture Behaviors help shape our culture and our recognition programs. The behaviors are Customer Focus, Global Mindset, Performance & Accountability and Engagement & Inclusion.

In 2020, Gentherm launched our Diversity, Equity and Inclusion Council, building upon the momentum of our global Women's Network that was launched in 2018. Our Women's Network now has 13 worldwide chapters.

Our Mission: Embracing diversity inspires innovation. We are building an inclusive culture where we value our differences to positively impact the lives of our employees, customers and communities.

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THE DE+I EFFORTS FOCUS ON THREE KEY AREAS

Connect
Engage with our employees and provide a strong employee experience.



Collaborate
Enhance our local communities where we operate.



Cultivate
Enrich the capabilities and skills of our employees and acquire diverse talent.

HEALTH AND SAFETY

At Gentherm, safety is an essential part of how we operate. Our safety focus has never been more critical over the last year, during our response to the COVID-19 pandemic around the globe. Paramount to our efforts, has been creating a safe working environment for our employees through creation of a COVID-19 safe work playbook. We implemented safe work protocols, personal protective equipment enhancements, screening protocols and work area layout modifications. By partnering with our employees, we were able to maintain a safe work environment while meeting the needs of our global customers. Frequent and transparent communications with our team members was also critical to business continuity and COVID-19 recovery planning. Beyond employee safety, we developed well-being campaigns for our employees' families, and we donated personal protective equipment to local charities in the communities in which we operate. Our employee pulse survey on COVID-19 actions boasted a more than 80% confidence level in management's leadership throughout the pandemic.

TOTAL REWARDS

Gentherm's compensation and benefits programs are designed to attract and retain our employees in the locations where we compete for talent using a mix of elements that allow us to achieve our Company goals, in both the short- and long-term.

- We provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.
- We engage with independent compensation and benefits consulting firms to evaluate the effectiveness of our compensation and benefit programs and to provide benchmarking against our peers within the industry.
- We align our executives' and eligible employees' annual bonus opportunity and long-term equity compensation with our shareholders' interests by linking realizable pay with company financial and stock performance.
- We created a CEO Equity Award for non-executive managers and high performers to further create retention and alignment with shareholders' interests through long-term ownership of the Company.
- We completed an initial gender pay equity study in 2020 to evaluate our global pay practices across the organization and are committed to creating strong governance and equity across our rewards programs.
- In response to the COVID-19 pandemic, we provided resources for well-being and work life flexibility for our employees to take care of themselves and their families.

EMPLOYEE GROWTH AND DEVELOPMENT

We provide foundational leadership development programs to ensure our people leaders are well equipped to engage and motivate our employees. Additionally, Gentherm's performance management process is designed around a contemporary, everyday coaching model where employees align objectives with their leaders around the "what" and the "how" of performance. Employees receive feedback throughout the year from their leaders and cross-functional partners to drive a culture of high performance. Annual talent review processes ensure that we are developing our leaders and building a strong bench for the future.

POSITIVE PRESENCE IN OUR COMMUNITIES

Our teams strive to have a positive impact on the communities in which we live and work. We have made a difference through supporting initiatives focused on health education and STEM education.

In 2020, our efforts pivoted to helping battle the global pandemic through donating personal protective equipment, antibacterial products and medical supplies within our local communities.

SHAREHOLDER ENGAGEMENT

Our management regularly engages with shareholders and prospective shareholders to understand their perspectives on the Company and our business. Management meets with shareholders during scheduled events and in private meetings held throughout the year. In addition, our Board and management are available to engage with our shareholders and other stakeholders. Our Board also receives regular feedback from management regarding investor sentiment, institutional investor voting and governance policies, and trends in stakeholder issues, which informs the Board's ongoing evaluation of appropriate governance and other practices.

In late 2020, we reached out to shareholders owning nearly 60% of our outstanding common stock to give significant shareholders an opportunity for one-on-one discussions with representatives of our management team. In December 2020 and January 2021, our Senior Vice President of Investor Relations and Global Financial Planning and Analysis and our Senior Vice President & Chief Human Resources Officer met with responsive shareholders who represented ownership of over 40% of our outstanding common stock as of December 31, 2020. Our shareholders expressed appreciation for our proactive engagement and open dialogue.

Our discussions centered around our executive compensation program, in particular due to the global COVID-19 pandemic and the results of 2020 say-on-pay proposal (supported by 83% of the votes cast), to elicit feedback on our compensation changes made in response to the impact of the COVID-19 pandemic. In addition, our outreach discussions covered a broad range of environmental, social and governance topics, including our continuing Board refreshment efforts, sustainability journey, and our management of human capital (including our Diversity, Equity and Inclusion journey).

While feedback varied by shareholder, the following describes consistent themes we heard in our outreach, unrelated to executive compensation. We reported the feedback to the full Board. The Board and management considered the feedback in developing our Board and committee meeting agendas for 2021, shaping our overall focus and encouraging further disclosure enhancements and compensation and governance improvements, and identifying our near-term environmental and social sustainability priorities. See "Compensation Discussion and Analysis—Process For Making Compensation Determinations—Shareholder Outreach Following 2020 Say-On-Pay Results" for discussion of our shareholder outreach, feedback and responsiveness relating to executive compensation.

> Requested additional information regarding the evaluation of Board performance, skills and experience, including a detailed skills matrix by individual director 	> In this proxy statement, we have provided enhanced disclosures around such issues, including an individual director skills matrix and further disclosure on the Board's refreshment and self-assessment processes
> Recognition of our sustainability journey and support for an enhanced focus on financially material and quantitative information, with some shareholders expressing interest in reporting aligned with SASB and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) 	> We are committed to enhancing the disclosure of our sustainability initiatives and outcomes, which is reflected in our Gentherm 2020 Sustainability Report > With our Gentherm 2020 Sustainability Report, we have made progress in aligning our reporting with the SASB standards for Auto Parts; we plan to consider other frameworks for our 2021 report

SHAREHOLDER COMMUNICATION WITH THE BOARD

Shareholders wishing to send communications directly to the Board or to a specific director are asked to send those communications to Corporate Secretary, Gentherm Incorporated, 21680 Haggerty Road, Northville, MI 48167. Shareholders sending communications should clearly mark them as intended for delivery to the Board or to a specific director. Our corporate secretary has been instructed by the Board to screen each communication so received only for the limited purposes of ascertaining (A) whether the communication is indeed from a shareholder and (B) whether the communication relates to the Company. Our corporate secretary will promptly forward copies of all such communications that pass this limited screening to each director, in the case of communications to the entire Board, or to the particular director addressee.

If a shareholder's communication to the Board involves or concerns our corporate secretary, or if a shareholder has another appropriate reason for communicating to the Board through a means other than through our corporate secretary, the shareholder should send the communication to the attention of either the Company's President or the Chair of the Board, in either case at the address above. Any such communication should clearly state that it is a shareholder communication and the reason it was not delivered to our corporate secretary for further delivery to the Board.

DIRECTOR COMPENSATION

Our non-employee director compensation plan is intended to encourage non-employee directors to continue Board service, further align the interests of the Board and shareholders, and attract new non-employee directors with outstanding skills and qualifications. Directors who are employees or officers of the Company do not receive any additional compensation for Board service.

The Board has delegated to the Compensation Committee the responsibility, among other things, to review and make recommendations to the Board regarding any proposed changes to the non-employee director compensation program. The Compensation Committee typically reviews the non-employee director compensation program every other year. In connection with this review, the compensation consultant to the Compensation Committee provides analysis regarding market trends and benchmarking data.

2020 DIRECTOR COMPENSATION – CONTINUATION OF PRIOR PROGRAM

In November 2018, the Compensation Committee reviewed peer group benchmarking data (using the same peer group used for NEO compensation), general industry data and related information presented by ClearBridge, its compensation consultant. ClearBridge noted that the compensation program aligned with market trends from a design perspective, but total compensation was significantly below the 50th percentile. Based on such market information, the Compensation Committee determined to increase total compensation to approximate the 50th percentile, effective starting with the 2019 annual meeting of shareholders, by:

> increasing the annual cash retainer for all non-employee directors (including the Chair of the Board and the Lead Independent Director, if any) by $25,000; and

> increasing the annual cash retainer for the Audit Committee Chair by $5,000 to $15,000.

Consistent with reviewing the non-employee director compensation program every other year, the Compensation Committee did not review the non-employee director compensation program against peer or market data for 2020, and no changes were made from the 2019 program, except as described below. In late 2020, the Compensation Committee reviewed non-employee director compensation for 2021 against peer group benchmarking data, general industry data and related information presented by ClearBridge in November 2020 and made minor changes to the program for 2021 to reflect the combination of the Nominating Committee with the Corporate Governance Committee during 2020 and to provide an annual cash retainer for service on the Mergers and Acquisitions Committee.

IMPACT OF COVID-19 – 2020 DIRECTOR COMPENSATION PAID ENTIRELY IN EQUITY

In April 2020 and effective for the compensation paid as of the 2020 annual meeting of shareholders for service ending as of the 2021 annual meeting of shareholders, the Compensation Committee determined that all annual cash retainers would be paid in the form of restricted stock. Accordingly, the grant of restricted stock was equal to the value of the annual equity retainer and the value of the annual cash retainer.

The restricted stock awards to existing directors were granted on the date of the 2020 annual meeting of shareholders, and the non-employee directors newly appointed in 2020 or newly appointed to a Board committee during 2020 were granted a pro rata portion of the restricted stock award for Board or committee service as of their dates of initial appointment. To minimize the impact of stock price volatility due to the pandemic, the number of shares of restricted stock granted to each non-employee director in 2020 was determined by dividing the target dollar value of each restricted stock award, as calculated based on the table below, by $41.64, the 90-trading day average closing price of the Company's common stock ending on the trading day immediately preceding the date of Compensation Committee approval in April 2020.

A director will forfeit their restricted stock in the event of termination of service as a non-employee director of the Company before the first anniversary of the grant date. However, vesting accelerates upon retirement, and the Compensation Committee may accelerate the vesting of all or a portion of the restricted stock at any time. During the restricted period, the restricted stock entitles the participant to all of the rights of a shareholder, including the right to vote the shares. Before the end of the restricted period, a participant may not sell, assign, pledge, or otherwise dispose of or hypothecate his or her restricted stock.

The following table sets forth the compensation program for non-employee directors in 2020, with all cash retainers paid in equity.

	Value ($)
Annual cash retainer for Board service:	
Chair of the Board	115,000
Lead Independent Director (if any)	80,000
Other non-employee directors	75,000
Annual cash retainers for Committee service:	
Nominating Committee-chair[1]	5,000
Nominating Committee-members[1]	1,000
Audit Committee-chair	15,000
Compensation, Corporate Governance and Technology Committees-chair	10,000
Audit, Compensation, Corporate Governance and Technology Committees-member	5,000
Annual equity retainer	100,000

[1] Each non-employee director serving on the date of the 2020 annual meeting of shareholders received additional value for participation on the Nominating Committee, which was subsequently combined with the Corporate Governance Committee in August 2020.

The Company does not provide any perquisites to directors, but does reimburse directors for out-of-pocket expenses incurred in attending Board and committee meetings.

2020 DIRECTOR COMPENSATION TABLE

The table below sets forth the compensation of each non-employee director in 2020. Ms. Meter did not serve as a director during 2020.

Name	Stock Awards ($)[1]	Total ($)
Francois Castaing[2]	—	—
Sophie Desormière	181,783	181,783
Maurice E.P. Gunderson[2]	—	—
Yvonne Hao	181,783	181,783
David Heinzmann	180,615	180,615
Ronald Hundzinski	223,672	223,672
Charles Kummeth	177,027	177,027
Byron Shaw II	181,783	181,783
John Stacey	177,601	177,601

GENTHERM

(1) Reflects restricted stock awards granted under the 2013 Equity Plan. The amounts reported represent the grant date fair value of the restricted stock award, which is the closing trading price of a share of our common stock on the grant date multiplied by the number of shares subject to the award. The closing prices per share of our common stock on the following grant dates were: May 21, 2020, $39.63; and August 11, 2020, $44.41. The Company does not pay fractional shares.

The Company paid cash compensation from January 1, 2020 to the date of the 2020 annual meeting in advance immediately following the 2019 annual meeting of shareholders. We previously reported these amounts as earned in 2019 in the 2019 Director Compensation Table included in the proxy statement for our 2020 annual meeting, and therefore they are not included in this table.

(2) Messrs. Castaing and Gunderson retired from the Board immediately prior to the 2020 annual meeting.

At December 31, 2020, the non-employee directors held the following shares of unvested restricted stock: Ms. Desormière, 4,587 shares; Ms. Hao, 4,587 shares; Mr. Heinzmann, 4,067 shares; Mr. Hundzinski, 5,644 shares; Mr. Kummeth, 4,467 shares; Dr. Shaw, 4,587 shares; and Mr. Stacey, 4,467 shares.

DIRECTOR COMPENSATION LIMIT

At the 2020 annual meeting, the shareholders of the Company approved an amendment to the Gentherm Incorporated 2013 Equity Incentive Plan (the "2013 Equity Plan"). As amended, the 2013 Equity Plan provides that the sum of any cash compensation for service as an outside director of the Company and the grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of all equity awards for service as an outside director of the Company will not exceed $600,000 in any calendar year for any individual outside director.

RECENTLY ENHANCED DIRECTOR STOCK OWNERSHIP REQUIREMENTS

In February 2019, the Board adopted revised stock ownership requirements for the directors of the Company, executive officers and other designated employees to further the alignment of shareholders and such persons. Non-executive directors are required to own common stock having a value of at least five times the base annual cash retainer (excluding other additional cash retainers). Compliance with the stock ownership requirement is computed on or about May 31 each year and is based on the 30-trading day average closing price of our common stock on such date. Shares included for compliance include shares held by directors individually, jointly or indirectly with his or her family members, or in a trust for the economic benefit of the director or his or her family members. Further, the value of "in-the-money" vested stock options and unvested restricted stock and RSUs that vest based on the passage of time also are included for purposes of the compliance test. Non-executive directors have five years after the new requirements were adopted, or after such director is first elected or appointed to the Board, to become compliant.

The revised stock ownership requirements replace the previous requirements, pursuant to which each director was to hold stock having a value of at least $200,000 within four years of their election or appointment. Directors first elected or appointed prior to February 2019 remain subject to the prior requirement in the interim. As of December 31, 2020, all eligible non-executive directors held common stock having a value in excess of $200,000 and were within the compliance period for the new requirements and making appropriate progress.

The Compensation Committee is responsible for reviewing any non-compliance with the stock ownership requirements and has the discretion to enforce the requirements. Management provides a report on compliance with these guidelines to the Compensation Committee on an annual basis, or more frequently if requested by the Compensation Committee.

Our CEO, other executive officers and other designated employees are subject to separate stock ownership requirements.

GENTHERM

Executive Officers

The executive officers of the Company serve at the pleasure of the Board. The executive officers of the Company as of March 26, 2021 are as follows:

Name	Age	Title
Phillip M. Eyler	49	President and Chief Executive Officer
Matteo Anversa	49	Executive Vice President of Finance, Chief Financial Officer and Treasurer
Rafael Barkas	50	Senior Vice President, Global Operations and Supply Chain
Yijing Brentano	49	Senior Vice President, Investor Relations and Global Financial Planning and Analysis
Matt Fisch	52	Senior Vice President, Chief Technology Officer
Paul Giberson	40	Senior Vice President, Global Sales
Wayne Kauffman	51	Senior Vice President, General Counsel and Secretary
Barbara J. Runyon	50	Senior Vice President and Chief Human Resources Officer
Thomas Stocker	50	Senior Vice President and General Manager, Global Automotive
Hui (Helen) Xu	45	Senior Vice President and General Manager, Global Electronics

See "Director Nominee Background and Qualifications" for biographical and other information regarding Mr. Eyler.



Matteo Anversa was appointed Executive Vice President of Finance, Chief Financial Officer and Treasurer in January 2019. Prior to joining Gentherm, Mr. Anversa served as Executive Vice President and Chief Financial Officer of Myers Industries beginning in December 2016. At Myers Industries, he was responsible for driving cash flow, improving working capital, managing business restructuring and M&A activities, strengthening corporate controls and developing the Company's IT strategy. Prior to Myers Industries, Mr. Anversa worked since 2013 at Fiat Chrysler Automobiles where he held executive management positions, including Vice President, Group FP&A Fiat Chrysler and Chief Financial Officer for Ferrari SpA where he helped prepare Ferrari for its initial public offering. Mr. Anversa began his career with General Electric where he held various leadership roles during his 16-year tenure. Mr. Anversa has served as a director of Gabelli Value for Italy (VALU) since March 2018, an Italian company listed on AIM Italia. Mr. Anversa holds a degree in Mechanical Engineering from the University of Parma, Italy.



Rafael Barkas was appointed Senior Vice President, Global Operations and Supply Chain in August 2019. Prior to this role, Mr. Barkas served as Vice President of Battery Thermal Management since October 2018. Mr. Barkas joined Gentherm from Magneti Marelli where he served as the Head of NAFTA Electronics from March 2018 to October 2018. In that role, he was responsible for leading sales, engineering, project management, purchasing, quality and manufacturing for Magneti Marelli's Electronics Business Line in NAFTA. Prior to Magneti Marelli, Mr. Barkas held various roles of increasing responsibility at Harman International, a subsidiary of Samsung, from September 2004 through March 2018. These roles included responsibility for growth and profitability. He was the Vice President of Operations for the Automotive Audio division, responsible for managing manufacturing and quality across seven sites in North America, China and Europe. Other roles at Harman included Vice President and General Manager of the Automotive Audio division in China, and Director of Business Development and Director of Supply Chain of the Automotive Audio division. Mr. Barkas holds a Bachelor of Science in Mechanical Engineering from New Jersey Institute of Technology and a Master of Business Administration from the Graziadio School of Business and Management at Pepperdine University.



Yijing Brentano was appointed Senior Vice President, Investor Relations and Global Financial Planning and Analysis in June 2019. Prior to this role, Ms. Brentano served as the Senior Vice President of Investor Relations and Communications since February 2018. Before joining Gentherm, Ms. Brentano served as the Vice President of Investor Relations and Corporate Strategy at Harman International, a subsidiary of Samsung, from 2015 to 2017. Prior to that, she spent 17 years at Sprint Corporation in multiple executive positions, including Vice President of Strategic Initiatives and Mobile Health, General Manager of International Wholesale, Vice President of Investor Relations and business unit CFO roles. Ms. Brentano started her career at Ernst & Young and is a Certified Treasury Professional. She holds a Bachelor of Science from the University of Kansas and a Master of Business Administration from the University of Chicago Booth School of Business.



Matt Fisch was appointed Senior Vice President, Chief Technology Officer in April 2020. Mr. Fisch came to Gentherm from North American Bancard, a payments technology company, where he served as Executive Vice President and CTO of Hospitality Services since October 2019. Prior to joining North American Bancard, Mr. Fisch came from Verifone, a global leader in payments and commerce solutions, where he served as the Executive Vice President of Global R&D for Verifone from August 2018 to October 2019 and Senior Vice President of Global Engineering for Verifone since May 2016. At Verifone, he led research and development for all product lines, including hardware application and cloud software services. Prior to Verifone, he was the Vice President of R&D for Harman International's lifestyle division from 2014 to 2016, where he led the global R&D organization that was responsible for developing Harman's car audio business for North America, Europe, China, Japan and Korea. Prior to joining Harman, Mr. Fisch had a 22 year career at Intel Corporation where he held positions of increasing responsibility in Engineering. Mr. Fisch holds a Master of Engineering in Computer Engineering, and a Bachelor of Science in Electrical Engineering, both from Cornell University.



Paul Giberson was appointed Senior Vice President, Global Sales in November 2018 and more recently Managing Director of Gentherm GmbH in September 2019. Mr. Giberson joined Gentherm in 2006, starting as an account manager and moving to roles of ever-increasing responsibility, including Director of Sales and Marketing for North America in 2011 and Vice President of Automotive Sales in 2015. Mr. Giberson holds a Bachelor of Arts in Political Science from the University of Windsor and completed the Ivey Leadership Program at the Ivey Business School at Western University.



Wayne Kauffman was appointed Vice President, General Counsel and Secretary in July 2019 and promoted to Senior Vice President in March 2021. Prior to this role, Mr. Kauffman served as the Chief Intellectual Property Counsel and Associate General Counsel since 2016. He began his legal career with the national IP law firm of Harness, Dickey & Pierce, P.L.C. where he was responsible for assisting clients in securing patent rights. Mr. Kauffman began his career with General Motors, where he held various positions of increasing responsibility over his 17-year tenure in vehicle manufacturing, product development and vehicle safety and integration in both the U.S. and Canada. Mr. Kauffman holds a Juris Doctor in Law from Wayne State University and a Bachelor of Science in mechanical engineering from Kettering University.

GENTHERM



Barbara J. Runyon was appointed Senior Vice President and Chief Human Resources Officer in August 2018. Prior to joining Gentherm, Ms. Runyon worked as Vice President and Chief Human Resources Officer at La-Z-Boy Incorporated since 2015. In that role, she was responsible for leading the overall human resources strategy for 9,000 global employees, including compensation and benefits, talent acquisition and management, employee engagement, employee relations and safety. Prior to La-Z-Boy, Ms. Runyon held roles of increasing responsibility for at PepsiCo/The Pepsi Bottling Group for over 14 years. Ms. Runyon graduated with a Master of Business Administration with emphasis in Organizational Development from Wayne State University and a Bachelor of Science in Human Resources from Michigan State University.



Thomas Stocker was appointed Senior Vice President and General Manager, Global Automotive in September 2019. Prior to joining Gentherm, Mr. Stocker was the Chief Technology Officer and Head of Engineering at HENSOLDT GmbH, a global defense and security electronics company, beginning September 2018. At HENSOLDT, he led the setup of change programs that established agile and platform development to increase efficiency, time to market and quality across all functions. Prior to HENSOLDT, Mr. Stocker held several senior level business unit leadership positions at Harman International, a subsidiary of Samsung, from September 2013 to August 2018. These roles included responsibility for growth, profitability, and technology execution. He was the Senior Vice President and General Manager, BMW focused business unit, responsible for all global Harman and Samsung business related to BMW. Other roles at Harman included Senior Vice President and General Manager, Connected Car Asia Pacific, where he was based in Shanghai and had responsibility for China, Korea, India, and Japan for the division. He was also responsible for the Connected Car Division in Europe as Senior Vice President and General Manager, Infotainment Europe. Prior to that, Mr. Stocker held various roles of increasing responsibility at BMW where he led the execution of some of the most advanced technology for the automaker. Mr. Stocker holds a Master's degree in Electronics from Ravensburg-Weingarten University of Applied Science.



Hui (Helen) Xu was appointed Senior Vice President and General Manager, Global Electronics in November 2019. Prior to joining Gentherm, Ms. Xu was Vice President of China and Head of Automotive Division for China mainland, Hong Kong and Taiwan for Infineon Technologies, a semiconductor solutions company, from April 2012 to November 2019. At Infineon, she was responsible for the overall automotive business in Greater China and she focused on rapidly growing Infineon's position in China while strengthening local customer relationships. Prior to that role, Ms. Xu was Vice President and China Managing Director, and Vice President of Sales, Marketing and Program Management for China, at International Automotive Components (IAC) Group. Previously, Ms. Xu worked for 8 years at Lear Corporation, holding international roles in China and the United States of increasing responsibility. Ms. Xu holds a Master of Business Administration from Walsh College, a Master of Science in mechanical engineering from Oakland University and a Bachelor of Science in mechanical engineering from Kettering University.

GEN**THERM**

Compensation Discussion & Analysis

This section of the proxy statement explains our compensation philosophy, design, objectives and goals of our executive compensation program as well as the decisions made for 2020 with respect to each of our NEOs. This section also provides certain other information as additional context for the "Named Executive Officer Compensation Tables" that follow.

Our NEOs for 2020 and their titles during such period were:

Name	Title
Phillip M. Eyler	President and Chief Executive Officer
Matteo Anversa	Executive Vice President of Finance, Chief Financial Officer and Treasurer
Matt Fisch[1]	Senior Vice President, Chief Technology Officer
Paul Giberson	Senior Vice President, Global Sales
Yijing Brentano	Senior Vice President, Investor Relations and Global Financial Planning and Analysis

(1) Appointed in April 2020.

EXECUTIVE SUMMARY

2020 COMPANY PERFORMANCE HIGHLIGHTS

Highlights of Gentherm's 2020 performance include[1]:

Product Revenues:

$913.1 MILLION



decreased 6.0% from $971.7 million in 2019

Automotive New Business Awards:



$940 MILLION

Operating Income:

$89.2 MILLION



increased 5.8% from $84.3 million in 2019

GAAP Diluted Earnings Per Share:



$1.81

as compared with $1.47 for 2019

(1) Automotive new business awards represent the aggregate projected lifetime revenue of new awards provided by customers to Gentherm in the applicable period, with the value based on the price and volume projections received from each customer as of the award date. Although automotive new business awards are not firm customer orders, we believe that new business awards are an indicator of future revenue. New business awards are not projections of revenue or future business as of December 31, 2020, the date of this proxy statement or any other date. Customer projections regularly change over time and we do not update our calculation of any new business award after the date initially communicated. Automotive new business awards in 2020 were adversely impacted by the macroeconomic changes and related uncertainties caused by the COVID-19 pandemic, but also may not convert into future customer orders similar to historical periods due to the future impacts of the COVID-19 pandemic and additional risks and uncertainties as described under "Forward-Looking Statements".

GENTHERM

COMPENSATION PHILOSOPHY

The compensation program for NEOs is designed to attract, motivate and retain qualified executives and to provide them incentives to achieve or exceed the Company's annual operational and financial goals and increase long-term shareholder value. Our NEO compensation program is structured appropriately to support our business objectives, as well as our performance-based culture. The Compensation Committee regularly reviews the NEO compensation program to ensure the fulfillment of our compensation philosophy and goals.

SELECTED COMPANY PERFORMANCE MEASURES CONTINUE TO ALIGN WITH COMPANY STRATEGY AND SHAREHOLDERS

The performance metrics used in the 2020 incentive plans for our NEOs were unchanged from 2019.

The 2020 bonus plans utilized two performance metrics: Adjusted EBITDA and revenue, equally weighted. These measures align with the Company's strategic goals of focusing on overall sales growth, strong margins and profitable operations.

For our 2020 long-term incentive program, the PSUs are based on the achievement of two performance metrics, equally weighted: three-year relative total shareholder return ("TSR") (capturing relative performance) and return on invested capital measured in the third year ("ROIC") (capturing absolute performance). Relative TSR aligns our NEOs' performance with shareholder interests, is objective and rewards participants for performance against peer companies. ROIC aligns with our strategy to focus on businesses that have high revenue growth, strong return on investment and significant synergies across the business.

2020 TARGET AND EARNED COMPENSATION – IMPACTED BY COVID-19 PANDEMIC

As we started 2020, the full impact of the COVID-19 pandemic was not yet fully known, and the operational impact was limited to our facilities in Asia. As a result, we moved forward in establishing our 2020 compensation program for NEOs based on benchmarking and other ordinary course factors, resulting in a program that was consistent with the 2019 compensation program and included reasonable, limited increases in total target direct compensation.

In the second quarter of 2020, the COVID-19 pandemic significantly impacted our operations through an industry-wide shut down, including temporary manufacturing closures and customer plant closures, supply chain and production disruptions, workforce restrictions and travel restrictions, among other factors. Due to our ongoing business continuity efforts and swift implementation of increased employee health and safety protocols, we were able to efficiently and safely resume most business operations in the beginning of the third quarter in accordance with local regulations at each of our locations.

In light of the substantial economic and financial impact of the COVID-19 pandemic, we took immediate and significant actions in 2020 to address our liquidity position. In March 2020, we incurred significant borrowings to increase our cash position and provide additional financial flexibility. In addition, we prudently addressed our day-to-day operations, including reducing expenses, inventory levels and capital spending. We also implemented a salary deferral program for key salaried employees and leaders to preserve liquidity during the shutdown, while limiting the compensation impact to these employees and minimizing layoffs of hourly workers where possible. These determinations allowed us to maintain our current workforce and enable a strong operating position when production resumed.

COMPENSATION ACTIONS SUPPORTING SECOND HALF BUSINESS RECOVERY

As we entered the third quarter, it became clear that the actions we took to minimize the operational and financial impact of the pandemic were measured and appropriate. We were strongly positioned to respond to customer demands, which were rapidly increasing due to lost production time. In September 2020, the Compensation Committee terminated our full year bonus plan (with no resulting payout). When terminated, our full year bonus plan was tracking well below the performance threshold due to the impact of COVID-19 on our operations during the first half of the year and was not effective at achieving our objectives to pay-for-performance and incentivize short-term operating performance. The Compensation Committee approved the creation of a bonus plan based on financial performance in the second half of 2020. The Compensation Committee determined not to revise any performance-based equity awards made in 2020 or prior periods, and did not issue any one-time cash or equity awards. The Compensation

Committee believed that the Second Half 2020 Senior Level Bonus Plan balanced the interests of the Company, employees and shareholders, by being:

> **Fair** - we significantly reduced the threshold, target and maximum payout opportunities to 25%, 50% and 75%, respectively, of target bonuses commensurate with the reduced performance period (compared generally to 50%, 100% and 200% under the annual bonus plan), while providing employees an opportunity to be rewarded for critical actions and leadership during, and in response to, the pandemic and business recovery efforts	> **Formulaic -** we avoided year-end discretion by utilizing performance metrics from the annual plan that were established based on the pre-pandemic, Board approved budget for the second half of 2020 to hold management accountable to its original goals and removed the individual modifier to further align with financial performance	> **Focused -** we directly motivated employees to achieve important 2020 financial objectives, which drive long-term shareholder value, when operations resumed given significant business and economic uncertainties and challenges	> **Transparent -** by immediately publicly disclosing the Second Half 2020 Senior Level Bonus Plan, we were transparent with shareholders and employees

The foregoing determinations by the Compensation Committee resulted in the following overall NEO compensation program in 2020:

BASE SALARY	ANNUAL BONUS	EQUITY AWARDS
> Reasonable base salary increases for continuing NEOs ranging from 3%-5% approved in February 2020 > Base salary deferrals due to COVID-19 pandemic impact - effective May 1 to September 30, 2020 • 40% for CEO • 30% for other NEOs	> No changes to target bonus (as % of base salary) for continuing NEOs > Adopted 2020 Senior Level Bonus Plan • Later amended to First Half 2020 Senior Level Bonus Plan due to COVID-19 pandemic impact, with no payout > Adopted Second Half 2020 Senior Level Bonus Plan, which provided for a corresponding half-year payout opportunity • Financial performance resulted in a maximum payout level of 75% under the Second Half 2020 Senior Level Bonus Plan	> 5.7% increase in grant value for CEO; no grant value changes for other NEOs > Continued emphasis of pay-for-performance program utilized for 2018 and 2019 awards • 60% of target value delivered via PSUs • 40% delivered via RSUs

GENTHERM

2020 COMPENSATION PROGRAM OVERVIEW

The key elements of our compensation program for 2020 were as follows:

Element	Pay Philosophy	Key Features	Performance Components[1]
Base Salary	> Attraction and retention in a competitive market	> Initial base salaries are based on experience, responsibilities, market pay, anticipated individual growth and internal pay equity > Annual review with merit-based increase, benchmarked to market	—

Cash Bonus	> Pay-for-performance based on rigorous, objective financial goals
	
	> Alignment with short-term operating performance and strategy
		> Cash bonus, with target calculated as a percentage of base salary
		
		> Subject to periodic review, with reference to market data
		
		> Maximum payout subject to reasonable cap (75% of target in 2020)
			> Equally weighted
			  • Adjusted EBITDA
			  • Revenue
			> No individual performance modifiers for 2020

Equity Awards	> Pay-for-performance based on rigorous, objective financial goals
	
	> Incentivize to increase long-term shareholder value
	
	> Alignment with long-term operating performance and strategy
		> New program introduced in 2018
		
		> Target opportunities based on the executive's position and current salary, and with reference to market data
		
		> Maximum payout subject to reasonable cap (200% of target)
			> 60% PSUs, equally weighted
			  • ROIC in 3rd year
			  • 3-year relative TSR
			  • Cliff vesting
			> 40% RSUs
			  • 3-year ratable vesting

CEO Defined Contribution Deferred Compensation	> Provides retirement benefits, in the form of a defined contribution plan, aligned with yearly Adjusted EBITDA goals of the cash bonus plan and deposited into a deferred compensation account with vesting requirements	> Annual cash contributions, as a percentage of base salary deposited into a deferred compensation account > Maximum payout subject to reasonable cap (15% of CEO's base salary in 2020)	> 100% Adjusted EBITDA > 4-year vesting

(1) See "Compensation Discussion and Analysis" for defined terms.

GENTHERM

MAJORITY OF TARGET COMPENSATION AT RISK

The below charts show the mix of target pay for our NEOs (base salary, target full year 2020 bonus and target long-term equity incentive awards) in 2020 as approved by our Compensation Committee in February 2020:(1)

2020 CEO Target Compensation	2020 Other NEO Average Target Compensation



RSUs(2) 25%
Base Salary 19%
Target Full Year Bonus(2) 19%
Target PSUs(2) 37%

RSUs(3) 16%
Base Salary 40%
Target PSUs(3) 24%
Target Full Year Bonus(2) 20%

81% at risk
56% performance based

60% at risk
44% performance based

(1) Does not reflect cash new hire bonus or equity award for Mr. Fisch. Also excludes perquisites and other personal benefits provided to our NEOs (disclosed under "All Other Compensation" in the Summary Compensation Table for 2020).

(2) Represents target payout under the 2020 Senior Level Bonus Plan, as originally approved by the Compensation Committee in February 2020. The Compensation Committee subsequently amended the 2020 Senior Level Bonus Plan in September 2020 to end the applicable performance period as of June 30, 2020, which resulted in no bonuses earned or paid under such plan, and adopted the Second Half 2020 Senior Level Bonus Plan, which reduced bonus payout opportunities to reflect the half-year performance period.

(3) Based on target values determined by the Compensation Committee, which were divided by the 10-trading day average closing price of our common stock ending on the day immediately preceding the grant date to determine the target PSUs and actual RSUs awarded.

2020 COMPENSATION DETERMINATIONS

BASE SALARY

In 2020, each NEO received an annual base salary paid in cash. Initial base salaries of our NEOs are negotiated in connection with their hiring, and the Compensation Committee reviews the base salaries of the NEOs on an annual basis. Historically, base salary increases have been between 3-6% and represented a combination of a cost of living and inflation adjustment and a merit raise. However, larger base salary increases are considered where market information indicates that an adjustment is appropriate.

For 2020, taking into account benchmarking data and individual performance and before the full impact of COVID-19 was known, the Compensation Committee increased the base salaries of the continuing NEOs by 3-5%, effective January 1, 2020. Mr. Fisch was appointed in April 2020.

In April 2020, the Compensation Committee approved base salary deferrals for key salaried employees and leaders, including the Company's executive officers, to control expenses and conserve cash in light of the significant economic uncertainty and financial impact of the COVID-19 pandemic (the "2020 Base Salary Deferral"). The deferrals were intended to be effective May 1, 2020 to December 31, 2020 and paid on or before March 15, 2021, but the Company terminated the deferral earlier than planned on September 30, 2020 and paid accumulated deferred base salary earlier than planned in the fourth quarter 2020 given its strong cash position. The following table sets forth the base salaries in effect for the named executive officers during 2019 and 2020 and shows the deferred percentage for each NEO (compared to a 20% deferral generally implemented for other salaried employees).

Name	2019 ($)	2020 ($)	2020 Deferral Percentage (%)
Phillip M. Eyler	800,000	840,000	40
Matteo Anversa	500,000	518,000	30
Matt Fisch	—	415,000	30
Paul Giberson	340,000	357,000	30
Yijing Brentano	344,000	354,000	30

CASH BONUS

The Compensation Committee reviews and approves each of the target bonuses (as a percentage of base salary) for the NEOs, generally consistent with the process used to determine base salaries. For NEOs who begin employment with the Company during a year, annual performance bonuses are prorated based on the number of days worked during such year.

2020 Senior Level Bonus Plan – Initially Adopted Consistent with 2018 and 2019 Programs. The bonus plan for senior level management, including all executive officers, was substantially continued for 2020 and approved by the Compensation Committee in February 2020 (the "Senior Level Bonus Plan"). Pursuant to the Senior Level Bonus Plan, participants would earn cash bonuses up to capped amounts based on the achievement of financial performance metrics for the full year and, except in the case of Mr. Eyler, on the achievement of specific individual goals. 2020 target bonuses (as a percentage of base salary) were 100% for Mr. Eyler, 60% for Mr. Anversa and 50% for other NEOs.

Impact of COVID-19 – Second Half 2020 Senior Level Bonus Plan. In September 2020, the Compensation Committee amended the Senior Level Bonus Plan to end the applicable performance period as of June 30, 2020, which resulted in no bonuses earned or paid under the plan. The Compensation Committee approved a Second Half 2020 Senior Level Performance Bonus Plan (the "Second Half 2020 Senior Level Bonus Plan"), which provided for bonuses based on the Company's revenue and Adjusted EBITDA performance for the second half of 2020, both equally weighted, and eliminated individual performance modifiers for the NEOs.

In making these determinations, the Compensation Committee recognized that the performance goals under the 2020 Senior Level Bonus Plan were established at a time when the specific adverse impact of the COVID-19 pandemic on the Company's business and financial performance was unforeseeable and that such impact was largely out of management's control. The Compensation Committee also considered management's leadership during, and response to, the pandemic and business recovery efforts, including: swiftly implementing additional health and safety measures to comply with global regulations and protect employees; preserving liquidity and reducing capital and operating expenses; minimizing salaried employee furloughs and layoffs; implementing a salary deferral program; and providing compensation to hourly employees during layoffs to improve retention and ensure manufacturing readiness. The 2020 Senior Level Bonus Plan was also a key motivational factor behind the Company's strong second half performance, positioning the business to strongly respond to increasing customer demand, which may not have been accomplished through the use of a fully discretionary plan.

Company Performance Metrics – Equally Weighted Between Adjusted EBITDA and Revenue. These two measures reflect the Company's strategic goals of focusing on overall sales growth, strong margins and profitable operations. The Compensation Committee approved performance goals for each of the performance metrics that correspond to the budget for the second half of 2020 that was originally set in February 2020, with no modifications or reductions for the impact of the COVID-19 pandemic. The

Compensation Committee also reduced the threshold, target and maximum payouts under the Second Half 2020 Senior Level Bonus Plan to 25%, 50% and 75%, respectively, of the NEOs' annual target bonuses:

Metric	Weight (%)	Rationale	Period	($ in millions)			
				Threshold (25% payout)	Target (50% payout)	Maximum (75% payout)	Previous Year's Actual, Unadjusted[2]
Adjusted EBITDA[1]	50	Supplemental measure of the Company's operational performance	Full year goal	140.7	148.0	158.0	2019: 142.5
			First half goal	71.1	74.6	81.0	—
			Second half goal	69.6	73.4	77.0	
Revenue	50	Measures management's ability to grow the top line	Full year goal	938.0	967.0	986.0	2019: 971.7
			First half goal	471.0	493.5	495.5	—
			Second half goal	467.0	473.5	490.5	

(1) Earnings before interest, taxes, depreciation and amortization, deferred financing cost amortization, transaction expenses, debt retirement expenses, unrealized currency gain or loss, unrealized revaluation of derivatives and other non-recurring adjustments as determined by the Compensation Committee, in its discretion. For a reconciliation of Adjusted EBITDA to net income, see our earnings release for the fourth quarter and full year ended December 31, 2020 furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2021.

(2) Acquisitions and dispositions in 2019 had an aggregate negative impact on revenue opportunity in 2020. The 2020 revenue target was set higher than the 2019 actual revenue when adjusted for the loss of $13.9 million of revenue related to divestitures in 2019. Specifically, the 2020 revenue target of $967.0 million required year-over-year growth compared to our 2019 actual revenue (adjusted for divestitures) of $957.8 million.

Application of Objective Bonus Adjustment Policy – Resulted in Reductions to Actual Performance due to Foreign Exchange Translation Impact. In 2019, the Compensation Committee approved an objective policy for addressing the following unusual or extra-ordinary events (to the extent not already captured in the applicable definitions of the metrics), without limiting the Committee's ability to apply adjustments in its discretion, under the Senior Level Bonus Plan:

> **Pro forma approach for acquisitions/divestments.** Adjustments will be made for the performance period on a pro forma basis using the forecasted financial results for the acquisition or divestment, and actual results, including actual results of applicable acquisitions (other than minor acquisitions), will be compared to the pro forma targets. Minor acquisitions or divestments involving first year forecasted revenues of 3% or less of the Company's then-current annual forecasted revenues may be excluded from this adjustment.

> **Certain restructuring costs excluded.** Costs incurred during the performance period associated with a Board-approved restructuring initiative that was not contemplated when establishing performance goals will be excluded.

> **Case-by-case approach to regulatory changes.** The Committee will review regulatory changes in the performance period on a case-by-case basis.

> **Adjust for accounting rules and foreign exchange rates.** The performance period impact of any changes in accounting principles will be neutralized, and adjustments will be made to account for changes in foreign exchange rates.

> **Case-by-case approach for other matters.** The Committee will exclude items that are not appropriate measures of management's performance and other unforeseeable items outside of management's control, at its discretion, in the performance period.

In 2020, in accordance with its policy, the Compensation Committee applied adjustments to actual Adjusted EBITDA and revenue to account for changes in foreign exchange rates, which resulted in downward adjustments to actual performance for the second half of 2020. The Company's actual financial results, as adjusted, were then applied to determine the percentage of each participant's target bonus

GENTHERM

that is earned and if the Company's financial achievement fell between two levels, a linear calculation was made to determine the exact percentage applied ($ in millions):

Metric	Weight (%)	First Half Actual ($)	Adjustment – FX Impact ($)	First Half Actual, as Adjusted ($)	Multiplier
Adjusted EBITDA	50	32.8	(0.9)	31.9	0%
Revenue	50	364.7	1.4	366.1	0%

Metric	Weight (%)	Second Half Actual ($)	Adjustment – FX Impact ($)	Second Half Actual, as Adjusted ($)	Multiplier
Adjusted EBITDA	50	107.1	(6.5)	100.6	75%
Revenue	50	548.4	(12.3)	536.1	75%

Second Half 2020 Earned Bonus. The Company's financial performance (without rounding) resulted in a maximum payout level of 75% for our NEOs under the Second Half 2020 Senior Level Bonus Plan. The second half 2020 earned bonus for each NEO is set forth below.

Name	Base Salary ($)	X	Bonus Target as % of Base Salary (%)	X	Company Financial Performance Factor (%)	=	Payout ($)
Phillip M. Eyler	840,000		100		75		630,000
Matteo Anversa	518,000		60		75		233,100
Matt Fisch[1]	306,728		50		75		114,557
Paul Giberson	357,000		50		75		133,875
Yijing Brentano	354,000		50		75		132,750

(1) Mr. Fisch's salary and target bonus were prorated for his partial year at Gentherm.

We pay bonuses approximately two months after the end of the applicable performance period. Unless the Compensation Committee grants an exception, a participant must be employed on the bonus payment date to receive a bonus.

EQUITY AWARDS – A STRONG PAY-FOR-PERFORMANCE FOCUS (PSUs), WITH OBJECTIVE COMPANY PERFORMANCE MEASURES, BALANCED WITH LONG-TERM TIME-BASED AWARDS (RSUs)

Annual Grants. Equity awards represent a significant portion of our NEOs' compensation, as the Compensation Committee continues to regard increasing long-term shareholder value as senior management's primary objective. Our long-term incentive program for senior level participants, including all executive officers, was initially approved in 2018 following significant shareholder engagement and a comprehensive review of our overall compensation program. Consistent with the 2018 and 2019 programs, 2020 equity awards included 60% of target value being delivered via PSUs and 40% being delivered via RSUs.

Consistent with prior years, the size of the awards depended on the executive's position and current salary, as well as management's recommendations, competitiveness in the market, internal pay equity, and other subjective factors deemed relevant by the Committee.

In 2019 and 2020, we granted the annual equity awards during the first quarter.

Performance-Based Restricted Stock Units (PSUs). A target number of PSUs was granted to each NEO. PSUs ultimately are earned and vest based on two equally weighted Company performance metrics:

> Relative TSR, defined as stock price appreciation plus reinvested dividends, versus an established peer group at the end of three years. Relative TSR is effective in aligning our NEOs' performance with shareholder interests, is objective and rewards participants for performance against peer companies.

> ROIC measured in 2022. ROIC aligns with our strategy to focus on incentivizing high revenue growth, strong return on investment and significant synergies across the business. Our Compensation Committee determined to set ROIC goals for 2022 at levels lower than for prior year PSU awards as a result of cumulative revenue loss due to the shrinking automotive production environment, and higher expected capital expenditures with new product launches.

Any PSUs earned on either portion of the award vest three years from the grant date. The payout scale is as follows:

	Relative TSR		2022 ROIC[1]	
	Percent Rank	Payout (as a % of Target)	Performance Level (%)	Payout (as a % of Target)
Below Threshold	<25th	0	<15	0
Threshold	25th	50	15	50
Target	50th	100	17	100
Max	>=75th	200	>=18	200

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(1) Tax affected operating income (gross margin less operating expenses plus any unusual one-time adjustments such as acquisition transaction expenses, with the tax rate normalized for any unusual impacts from tax law changes, updates to accounting standards and other unusual one-time impacts) divided by invested capital (total assets less cash and cash equivalents less total liabilities plus current and long-term debt).

Relative TSR Comparison Group – Substantially Consistent with 2018 and 2019 Group. The Compensation Committee selected the following companies with advice from ClearBridge for relative TSR comparison purposes. The companies chosen reflect companies that are impacted by the same external economic forces as Gentherm. Specifically, companies were identified based on their industry and the correlation of their stock price movement with Gentherm. Given that this comparison group is used for purposes of measuring relative TSR performance, and not for setting target pay levels, company size was not used as a factor in determining the comparison group.

Adient plc	American Axle & Manufacturing Holdings, Inc.	Aptiv PLC
BorgWarner Inc.	Cooper Tire & Rubber Company	Cooper-Standard Holdings Inc.
Dana Incorporated	Delphi Technologies PLC	Dorman Products, Inc.
Ford Motor Company	Fox Factory Holding Corp.	General Motors Company
Gentex Corporation	LCI Industries	Lear Corporation
Magna International Inc.	Modine Manufacturing Company	Motorcar Parts of America, Inc.
Sensata Technologies Holding PLC	Standard Motor Products, Inc.	Stoneridge, Inc.
Superior Industries International, Inc.	Tenneco Inc.	The Goodyear Tire & Rubber Company
Thor Industries, Inc.	Visteon Corporation	Winnebago Industries, Inc.

Time-Based Restricted Stock Units (RSUs). RSUs vest ratably over three years, with one third of RSUs vesting on each anniversary of the grant date.

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2020 Annual Equity Target Values. The Compensation Committee determined the award values for equity granted in 2020 primarily based on peer group or survey data for similar positions, as well as the executive's current position and salary. Only Mr. Eyler received an increase in target value (5.7%) due to outstanding progress related to our Focused Growth Strategy. The values listed below represent the target values approved by the Compensation Committee and differ from the actual grant date fair values reported in the Summary Compensation Table for 2020.

Name	Target PSUs Relative TSR ($)	Target PSUs ROIC ($)	RSUs ($)	Total Target Values ($)
Phillip M. Eyler	840,000	840,000	1,120,000	2,800,000
Matteo Anversa	150,000	150,000	200,000	500,000
Matt Fisch	120,000	120,000	160,000	400,000
Paul Giberson	120,000	120,000	160,000	400,000
Yijing Brentano	90,000	90,000	120,000	300,000

The target values were divided by the 10-trading day average closing price of our common stock ending on the day immediately preceding the grant date to determine the number of target shares of PSUs and the actual number of RSUs awarded. The grant date for the awards to the NEOs was March 12, 2020, except the grant date for the awards to Mr. Fisch was April 6, 2020 (his start date). The 10-trading day average closing prices for our common stock ending on March 11, 2020 and April 5, 2020 was $40.685 and $31.275, respectively. The Compensation Committee determined that the 10-trading day trailing average remained appropriate in balancing the near all-time stock high in late February/early March and the significant stock price decline beginning thereafter due to the market volatility from the pandemic.

As a result, the number of target PSUs and actual RSUs awarded was as follows:

Name	Target PSUs Relative TSR (#)	Target PSUs ROIC (#)	RSUs (#)	Total Equity Award (#)
Phillip M. Eyler	20,646	20,646	27,531	68,823
Matteo Anversa	3,687	3,687	4,917	12,291
Matt Fisch	3,836	3,836	5,118	12,790
Paul Giberson	2,950	2,950	3,933	9,833
Yijing Brentano	2,211	2,211	2,952	7,374

2020 New Hire Equity Award – Fisch. Mr. Fisch was granted 7,995 RSUs, reflecting his initial equity award with a target value equal to $250,000 and the same vesting terms as his 2020 annual RSU award.

PERFORMANCE-BASED DEFINED CONTRIBUTION DEFERRED COMPENSATION PLAN

On December 31, 2018, the Company adopted the Gentherm Incorporated Deferred Compensation Plan, amended and restated effective January 1, 2019 (the "Deferred Compensation Plan"). The Deferred Compensation Plan is intended to provide retirement income benefits to participants, but is not a supplemental executive retirement program or a traditional executive pension plan.

The Deferred Compensation Plan is unfunded and permits participants to make annual elections to defer all or a portion of their base salary and annual bonus for the subsequent year, and to receive employer contributions, which such participants would have been able to make and receive under the Company's existing Retirement Savings Plan (the "401(k) Plan") but for certain salary reduction and related limitations of the Internal Revenue Code of 1986, as amended (the "Code").

The Company and Mr. Eyler entered into a Deferred Compensation Agreement effective January 1, 2019 pursuant to which Mr. Eyler is eligible to receive a performance-based award under the Deferred Compensation Plan (the "Eyler DC Agreement"). The Eyler DC Agreement provides that Mr. Eyler is eligible to receive annual incentive contributions based on Company achievement of year-over-year growth in Adjusted EBITDA, defined in the same manner as the Senior Level Bonus Plan, compared to target, and that Mr. Eyler's maximum annual incentive compensation award under the Eyler DC Agreement is 30% of his base salary in the immediately preceding calendar year. In November 2020, the Compensation Committee determined that year-over-year growth in Adjusted EBITDA compared to target would be determined based on the target set in the Second Half 2020 Senior Level Bonus Plan and that Mr. Eyler's maximum annual incentive compensation award would be reduced to 15% of his 2020 base salary consistent with the half-year target.

Mr. Eyler will become vested in such 2020 award on January 1, 2021, 2022, 2023 and 2024 in an aggregate amount of 20%, 40%, 60% and 100%, respectively, if he continues to serve as an employee of the Company through such vesting dates. Mr. Eyler will become immediately vested in such award, if earlier, upon his death or Disability (as defined in the Deferred Compensation Plan) or upon a Change in Control (as defined in the Deferred Compensation Plan).

The Company contributed $148,200 to the Deferred Compensation Plan for Mr. Eyler in March 2021, comprised of $126,000 (15% of his 2020 base salary, based on maximum achievement of year-over-year growth in Adjusted EBITDA for the second half of 2020, determined in the same manner using the same target amounts as set for the Second Half 2020 Senior Level Bonus Plan) and $22,200 (employer contributions representing amounts Mr. Eyler would have been able to receive as matching contributions under the 401(k) Plan but for certain salary reduction and related limitations of the Code).

OTHER BENEFITS AND PERQUISITES

> **401(k) Plan.** The Company maintains the 401(k) Plan to provide all eligible U.S. employees with a means to accumulate retirement savings on a tax-advantaged basis. For 2020, on a discretionary basis, the Company matched 100% of each employee's contributions up to a contribution equal to 4% of the employee's compensation, with such employee contributions subject to IRS limitations. The Company may, but is not required to, make additional discretionary contributions. The Company has not made any discretionary contribution to the 401(k) Plan since its inception.

> **Other Perquisites.**

  Automobile Use. The Company provides each NEO with the use of a Company-leased automobile or automobile allowance and reimbursement of related expenses. The Company believes it is important that our NEOs thoroughly understand our products and are users of our products, in particular since the automotive segment represented 90% or more of our revenues in recent years.

  Club Memberships. During 2020, the Company also provided club memberships to Mr. Eyler and Mr. Giberson, which facilitate entertainment of current and potential customers and suppliers and other business associates, and are also used for meeting locations.

  Permanent Relocation Benefits – Housing and Travel. Messrs. Anversa and Fisch and Ms. Brentano were entitled to certain permanent relocation allowances in accordance with the Company's relocation program.

  Temporary Relocation Benefits. Mr. Giberson is a United States resident previously working from our corporate headquarters in Northville, Michigan. In 2019, he was temporarily relocated to work at the facilities of our subsidiary, Gentherm GmbH, in Odelzhausen, Germany. We entered into an Executive Relocation and Employment Agreement with Mr. Giberson, effective June 6, 2019 (the "Giberson Contract"), pursuant to which he receives significant benefits specifically related to his relocation arrangement. These benefits generally expire upon Mr. Giberson's return to work in the U.S.

SEVERANCE AND CHANGE IN CONTROL BENEFITS

Other than the Deferred Compensation Plan and the 401(k) Plan described above, the Company does not provide or maintain any post-retirement medical benefits, non-qualified deferred compensation plans or retirement or pension plans for NEOs.

See "Named Executive Officer Compensation Tables – Potential Payments Upon Termination or Change in Control" for:

> Information regarding the terms of certain arrangements in effect during 2020, including employment agreements with Messrs. Eyler, Anversa and Giberson, the Company's equity compensation plans and equity award agreements and the Second Half 2020 Senior Level Bonus

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Plan, that provide certain benefits upon termination of employment with the Company, including upon a change in control, to the NEOs; and

> Information regarding the terms of a severance plan and offer letter amendments with our NEOs, other than Mr. Eyler, adopted and entered into in early 2021.

OUTSTANDING PSU AWARDS AND PAYOUT OF 2018 ROIC PSUS

OUTSTANDING PSU AWARDS AS OF DECEMBER 31, 2020

There were three PSU awards cycles outstanding as of December 31, 2020:

Award	Relative TSR (50%) Performance Period	ROIC (50%) Performance Period
2020 Award	3/12/2020 – 3/12/2023	2022
2019 Award	2/25/2019 - 2/25/2022	2021
2018 Award	6/11/2018 - 6/11/2021	2020

PAYOUT OF 2018 PSUS BASED ON 2020 ROIC

During 2020, the Compensation Committee considered whether to revise our outstanding ROIC PSUs for the impact of the COVID-19 pandemic but ultimately determined not to make any adjustments. In March 2021, the Compensation Committee determined that none of the ROIC PSUs granted in June 2018 (which were held by Mr. Giberson and Ms. Brentano) was earned based on actual ROIC for 2020. Our 2020 ROIC was 14.6%, which was 1.4% below threshold.

PROCESS FOR MAKING COMPENSATION DETERMINATIONS

SHAREHOLDER OUTREACH FOLLOWING 2020 SAY-ON-PAY RESULTS

In late 2020, we reached out to shareholders owning nearly 60% of our outstanding common stock to give significant shareholders an opportunity for one-on-one discussions with representatives of our management team. In December 2020 and January 2021, our Senior Vice President of Investor Relations and Global Financial Planning and Analysis and our Senior Vice President & Chief Human Resources Officer met with responsive shareholders who represented ownership of over 40% of our outstanding common stock as of December 31, 2020. We focused our discussions primarily on our executive compensation program due to the global COVID-19 pandemic and the outcome of our say-on-pay proposal at our 2020 annual meeting of shareholders (supported by 83% of the votes cast) to respond to our shareholders' expectations for direct engagement on such matters. See "Board Matters—Shareholder Engagement" for further discussion of our shareholder outreach, feedback and responsiveness related to matters other than executive compensation.

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While feedback varied by shareholder, the following describes consistent themes we heard in our outreach related to executive compensation and the responses from our Compensation Committee.

> Acknowledged our significantly refreshed NEO compensation program adopted in 2018, as well as our governance enhancements
> Expressed a desire for additional disclosure on determinations applicable to our annual bonus program
> Also expressed a general preference for enhanced performance-based equity, with different perspectives regarding desired performance metrics



> In 2020, the Compensation Committee used its objective bonus adjustment policy (approved in 2019), which resulted in a downward adjustment to actual performance to account for changes in foreign exchange rates. This proxy statement includes enhanced disclosure regarding this policy and adjustment
> The Second Half 2020 Senior Level Bonus Plan did not include individual performance modifiers for the NEOs, so the request to enhance disclosures on such discretion was not applicable
> For 2021, the performance modifier under the Senior Level Bonus Plan will be based on team-based, objective strategic goals of the Company, eliminating discretionary individual performance elements
> The long-term incentive program for 2021 will include a new performance metric, PSUs earned based on three-year cumulative Adjusted EBITDA. Accordingly, the Company's 2021 long-term incentive program consists of:
>   o RSUs (40% of total grant value) with three-year ratable vesting
>   o PSUs (60% of total grant value) based on:
>   ▪ Three-year Relative TSR (20% of PSU grant value)
>   ▪ ROIC in 2023 (40% of PSU grant value)
>   ▪ Three-year cumulative Adjusted EBITDA (40% of PSU grant value)

MANAGEMENT RECOMMENDATIONS ON NON-CEO COMPENSATION MATTERS

In determining the compensation of executive officers other than Mr. Eyler, the Compensation Committee receives significant input and recommendations from Mr. Eyler and the Company's Chief Human Resources Officer. These persons have the most involvement in, and knowledge of, the Company's business goals, strategies and performance, the overall effectiveness of the management team, each person's individual contribution to the Company's performance and appropriate alignment with additional human capital management considerations. No executive officer provides input or participates in the deliberation of the Compensation Committee with respect to their own compensation. Management also provides the Compensation Committee with information regarding the individual's experience, current performance, potential for advancement and other subjective factors. The Compensation Committee retains the discretion to modify the recommendations of management and reviews such recommendations for their reasonableness based on individual and Company performance, retention and incentive needs, internal pay equity, shareholder and strategic considerations, succession planning and market information.

The Compensation Committee works with management to set the agenda for Compensation Committee meetings and regularly invites Mr. Eyler and Ms. Runyon to attend such meetings. The Compensation Committee also meets regularly in executive session to discuss compensation issues generally outside the presence of management and to review the performance and determine the compensation of Mr. Eyler.

CONTINUING USE OF INDEPENDENT THIRD-PARTY CONSULTANT

For 2020, the Compensation Committee re-engaged ClearBridge as its independent compensation consultant to: evaluate and assist in selecting an appropriate peer group; benchmark our executive and director compensation programs against the peer group and general market survey data; provide input on our executive compensation plan design and equity usage and allocation; assist with the Compensation

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Committee's compensation risk assessment; and provide information regarding general compensation market trends.

USE OF PEER AND SURVEY DATA TO ENSURE REASONABLE COMPENSATION

The Compensation Committee utilized a combination of peer group benchmarking and general market survey data in setting 2020 compensation for Messrs. Eyler and Anversa and only market survey data for the other NEOs. While the Compensation Committee does not target a certain percentile, the 50th percentile is generally used as a reference point. The Compensation Committee did not change the Company's peer group for 2020. The Compensation Committee considers the following companies to be comparable to Gentherm based on revenue, enterprise value and industry.

CTS Corporation (CTS)	Dorman Products, Inc. (DORM)	Fabrinet (FN)
Gentex Corp. (GNTX)	Kimball Electronics, Inc. (KE)	LCI Industries (LCII)
Littelfuse, Inc. (LFUS)	Methode Electronics, Inc. (MEI)	Modine Manufacturing Company (MOD)
Shiloh Industries, Inc. (SHLO)	Standard Motor Products, Inc. (SMP)	Stoneridge, Inc. (SRI)
Superior Industries International, Inc. (SUP)		

COMPENSATION POLICIES

EXECUTIVE STOCK OWNERSHIP GUIDELINES

During February 2019, we enhanced our stock ownership guidelines as follows:

Population	Previous Requirement	Current Requirement
Chief Executive Officer	Common stock having a value of at least $200,000	3x Base Salary
Other Executive Officers and Designated Employees ("Key Employees")	No requirement	1x Base Salary
Directors	Common stock having a value of at least $200,000	5x Annual Cash Retainer

The CEO and other Key Employees must meet the minimum amount of holdings within five years. As of December 31, 2020, all executive officers in service were either in compliance with the guidelines or within the compliance period and making appropriate progress.

COMPENSATION RISK ASSESSMENT

The Compensation Committee oversees a risk assessment of the Company's compensation programs. In 2020, management and ClearBridge reviewed all Company-wide programs and policies, discussed the design features, assessed the levels of risk of such programs and presented key findings and observations to the Compensation Committee. The Compensation Committee concluded, based on the assessment, that our compensation programs and policies do not encourage excessive risk-taking behaviors that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee believes that the Company's incentive compensation programs contain appropriate risk mitigation and governance features to align executives with long-term shareholder value creation, including use of multiple incentive plan metrics reviewed annually, use of multiple equity award types, limited use of sales

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and commission plans (with appropriate risk mitigation), and implementation of a clawback policy, stock ownership guidelines and prohibitions on hedging and pledging.

TIMING AND PRICING OF EQUITY GRANTS

The Compensation Committee does not coordinate the timing of equity grants with the release of material non-public information. The Compensation Committee usually considers equity awards for executive officers in the first quarter of the year and for new hires as applicable.

To minimize the impact of stock price volatility on the size of equity grants to our NEOs and non-employee directors in 2020, the Compensation Committee divided target award values by trailing average closing prices (rather than the grant date closing price) to determine the number of shares underlying each award. See "Board Matters—Director Compensation—Impact of COVID-19—2020 Director Compensation Paid Entirely in Equity" and "—2020 Compensation Determinations—Equity Awards—A Strong Pay-For-Performance Focus (PSUs), With Objective Company Performance Measures, Balanced With Long-Term Time-Based Awards (RSUs)—2020 Annual Equity Target Values".

In accordance with the 2013 Equity Plan, the exercise or base price of stock option or stock appreciation rights ("SAR") awards is at least 100% of the fair market value of our common stock on the grant date (which is not earlier than the date the Compensation Committee approves such award). The Compensation Committee is authorized to modify, extend or renew outstanding stock options or SARs or accept the cancellation or surrender of such awards. However, the 2013 Equity Plan prohibits direct repricings (lowering the exercise price of a stock option or the base price of a SAR) and indirect repricings (cancelling an outstanding stock option or SAR and granting a replacement or substitute stock option or SAR with a lower exercise or base price, or otherwise exchanging such awards for cash, stock options, SARs or other awards).

PROHIBITION ON HEDGING AND PLEDGING

In addition to the restrictions set forth in SEC regulations, the Company's Insider Trading Policy prohibits our employees (including officers) or directors from hedging Company securities. The policy also prohibits pledging Company securities or holding Company securities in a margin account.

CLAWBACK POLICY

Under the Company's Clawback Policy, in the event the Company is required to make an accounting restatement to correct an error that is material to its previously issued financial statements under applicable securities laws, and the Compensation Committee has determined that any bonus, retention award, or incentive compensation has, based on the erroneous financial statements, been paid to any executive officer who knowingly or through gross negligence engaged in the activity that caused such restatement to be necessary, or who knowingly or through gross negligence failed to prevent such activity, the Committee has the discretion to take such action as it deems necessary to recover the compensation so paid, remedy the misconduct, and prevent its recurrence. The Clawback Policy gives the Compensation Committee authority to seek reimbursement of bonuses, retention awards, or incentive compensation paid to an affected executive officer, cancellation of any equity awards granted to such officer, and reimbursement of any gains realized by such officer on the exercise of rights attributable to such awards. The amount recoverable in each case is limited to the extent to which such bonus, retention award, or amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement. The recovery period under the Clawback Policy is three full years preceding and including the date the Board concludes, or reasonably should have concluded based on evidence available to it, that the Company's financial statements contained a material error.

TAX AND ACCOUNTING IMPLICATIONS

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Code provides that annual compensation in excess of $1 million paid to a "covered employee" is not deductible by the company for federal income tax purposes. To maintain flexibility in compensating the Company's executive officers to meet a variety of objectives, the Committee reserves the right to compensate Company executives in amounts deemed appropriate and competitive, regardless of whether such compensation is deductible for federal income tax purposes. Section 162(m) of the Code is expected to prevent the Company from deducting a portion of the compensation paid to our NEOs in 2020.

NONQUALIFIED DEFERRED COMPENSATION

Section 409A of the Code provides that amounts deferred under nonqualified deferred compensation arrangements will be included in an employee's income when vested, as well as be subject to additional taxes, penalties and interest, unless certain requirements are complied with. The Company believes that its compensation arrangements satisfy, or are exempt from, the requirements of Section 409A.

CHANGE IN CONTROL PAYMENTS

If a company makes "parachute payments," Section 280G of the Code prohibits the company from deducting the portion of the parachute payments constituting "excess parachute payments" and Section 4999 of the Code imposes on the payee a 20% excise tax on the excess parachute payments. For this purpose, parachute payments generally are defined as payments to specified persons that are contingent upon a change in control in an amount equal to or greater than three times the person's base amount (i.e., the five-year average Form W-2 compensation). The excess parachute payments, which are nondeductible and subject to a 20% excise tax, equal the portion of the parachute payments that exceeds one times the payee's base amount. If a covered employee receives excess parachute payments in any year, the $1 million deduction limitation applicable to the covered employee for such year under Section 162(m) of the Code is reduced (but not below zero) by the amount of the excess parachute payments.

The Eyler Contract, the Anversa Contract, the Giberson Contract, the Amendments to the offer letters with our other NEOs that we entered into in March 2021 and the Company's equity incentive plans may entitle participants to receive payments in connection with a change in control that may result in excess parachute payments. The Company is not obligated to pay any tax gross-ups with respect to the excise tax imposed on any person who receives excess parachute payments.

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Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") in this proxy statement with management, including Messrs. Eyler and Anversa. Based on such review and discussion, the Committee recommended to the Board that the CD&A be included in the Company's annual report on Form 10-K for the year ended December 31, 2020 and the proxy statement for the 2021 annual meeting.

The Compensation Committee

Yvonne Hao, Chair
Charles Kummeth
John Stacey

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Named Executive Officer Compensation Tables

SUMMARY COMPENSATION TABLE FOR 2020

The table below summarizes the total compensation paid to or earned by the NEOs in 2020, 2019 and 2018.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Phillip M. Eyler *President and Chief Executive Officer*	2020 2019 2018	840,000 800,000 750,000	— — 1,000,000	2,650,016 2,965,312 —	630,000 864,800 639,000	200,557 303,570 12,825	4,320,573 4,933,683 2,401,825
Matteo Anversa[6] *Executive Vice President of Finance, Chief Financial Officer and Treasurer*	2020 2019	518,000 500,000	— 550,000	473,260 1,014,794	233,100 316,400	143,962 338,451	1,368,322 2,719,645
Matt Fisch[7] *Senior Vice President, Chief Technology Officer*	2020	306,728	125,000	702,986	114,557	498,630	1,747,901
Paul Giberson[8] *Senior Vice President, Global Sales*	2020 2019	357,000 340,000	— —	378,621 447,656	133,875 185,500	617,383 369,493	1,486,879 1,342,649
Yijing Brentano[9] *Senior Vice President, Investor Relations and Global Financial Planning and Analysis*	2020 2019 2018	354,000 344,000 280,903	— — 100,000	283,918 335,755 444,698	132,750 187,700 137,000	374,863 40,705 69,072	1,145,531 908,159 1,031,673

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(1) The 2020 Base Salary Deferrals of 40% for the CEO and 30% for the other NEOs were effective May 1, 2020 to September 30, 2020. The Company paid accumulated deferred base salary in the fourth quarter 2020.

(2) Amount reported in 2020 reflects cash sign-on bonus.

(3) Amounts reported reflect the aggregate grant date fair value of RSUs and PSUs granted to the NEOs under the 2013 Equity Plan. 40% of the awards are time-vested RSUs and 60% are PSUs, with one-half of the PSUs based on Relative TSR achievement and one-half based on ROIC achievement.

Under FASB ASC Topic 718, the provisions of the PSUs that vest upon the achievement of Relative TSR are considered a market condition, and therefore the effect of that market condition is reflected in the grant date fair value for this portion award. A third party was engaged to complete a "Monte Carlo simulation" to account for the market condition. That simulation takes into account the beginning stock price of our common stock, the expected volatilities for the TSR comparator group, the expected volatilities for the Company's stock price, correlation coefficients, the expected risk-free rate of return and the expected dividend yield of the Company and the comparator group. The single grant-date fair value computed by this valuation method is recognized by the Company in accounting for the awards regardless of the actual future outcome of the Relative TSR feature. Therefore, there is no separate maximum grant-date fair value reported with respect to the Relative TSR PSUs.

The grant date fair value of the remaining PSUs and RSUs are calculated as the closing price of our common stock as quoted on Nasdaq on the grant date multiplied by the number of shares subject to the award. ROIC is considered a performance condition and the grant-date fair value used in this table for ROIC PSUs corresponds with management's expectation of the probable outcome of the performance condition as of the grant date. The maximum grant-date fair value for the ROIC PSUs granted in 2020 are as follows: Mr. Eyler, $1,399,799 (compared to $699,899 included in the table); Mr. Anversa, $249,979 (compared to

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$124,989 included in the table); Mr. Fisch, $232,692 (compared to $116,346 included in the table); Mr. Giberson, $200,010 (compared to $100,005 included in the table); and Ms. Brentano, $149,906 (compared to $74,953 included in the table).

(4) Amounts reported for each year reflect non-equity incentive compensation earned in that year, although paid in the subsequent year. Bonuses under the Second Half 2020 Senior Level Bonus Plan were paid in March 2021. All amounts reported for 2019 and 2018 include payments under the Senior Level Bonus Plan for such year.

(5) Amounts reported for 2020 include the following: (i) contributions of $148,200 paid to the Deferred Compensation Plan for the benefit of Mr. Eyler; (ii) 401(k) matching contributions of $11,200 for each of Mr. Eyler, Mr. Anversa, Ms. Brentano and Mr. Giberson and $10,194 for Mr. Fisch and a health savings account matching contribution of $1,000 for Mr. Anversa; (iii) Company-provided automobile or an automobile allowance and related expenses of $29,894 for Mr. Eyler, $22,693 for Mr. Anversa, $21,989 for Ms. Brentano, $34,956 for Mr. Giberson, and $13,500 for Mr. Fisch; (iv) country club fees of $10,309 for Mr. Eyler; (v) relocation benefits totaling $108,469 for Mr. Anversa, $341,075 for Ms. Brentano and $473,340 for Mr. Fisch, including payments to cover associated income taxes of $44,191, $148,571 and $40,696, respectively; (vi) home office equipment and setup for Mr. Fisch; (vii) subscription fees for Mr. Eyler and Mr. Giberson; and (viii) a mobile phone allowance, which is provided on a tax-free basis, for all NEOs. For Mr. Giberson, the amount reported also includes the following benefits specifically related to his temporary relocation: an international goods and services allowance to cover expenses incurred while abroad of $30,930; continued membership fees at Mr. Giberson's home country club of $12,524; international school tuition and expenses of $57,801; a housing allowance of $68,289; a payment to cover his foreign tax obligations of $250,622; a payment to cover associated income taxes for his temporary relocation benefits of $132,546; and payments totaling $17,650 for expenses associated with a visa and passport, storage of household goods, language training and tax preparation services.

(6) Mr. Anversa was appointed the Executive Vice President of Finance, Chief Financial Officer and Treasurer of the Company effective January 1, 2019.

(7) Mr. Fisch joined the Company in April 2020; as a result, his salary and target bonus were prorated for the partial year.

(8) Certain cash payments reported for Mr. Giberson were paid in Euros and converted into U.S. Dollars based on the exchange rate at the time of each applicable payment.

(9) Ms. Brentano joined the Company in February 2018; as a result, her salary and target bonus were prorated for the partial year.

NARRATIVE DISCUSSION OF SUMMARY COMPENSATION TABLE

Employment Agreements

We typically enter into offer letters with our NEOs that summarize basic terms of their employment, including their initial base salaries, sign-on bonus, if any, benefits and participation in the Senior Level Bonus Plan and long-term incentive program. Mr. Eyler, Mr. Anversa and Mr. Giberson are the only NEOs that have employment agreements. The employment agreements do not provide for a fixed duration, and our NEOs are at-will employees of the Company. See "Named Executive Officer Compensation Tables – Potential Payments Upon Termination or Change in Control" for information regarding the potential payments and benefits payable to Mr. Eyler, Mr. Anversa, and Mr. Giberson following a termination of employment under their employment agreements.

Mr. Eyler. On September 18, 2017, the Company and Mr. Eyler entered into a written agreement concerning Mr. Eyler's employment (the "Eyler Contract"). The Eyler Contract provides for an initial annual base salary of $750,000, subject to periodic review and increase, eligibility for bonus compensation, with a target bonus of 100% of annual base salary and other ancillary benefits, such as paid vacation, use of a Company- leased automobile and health and welfare benefits, generally consistent with those provided to other Company executive officers. The Eyler Contract also included two make-whole bonuses to compensate Mr. Eyler for payments that he was entitled to receive from his former employer but would no longer receive by accepting the position with the Company, which was subject to a clawback that has expired. The make-whole bonuses of $1,000,000 each were paid on January 31, 2018 and January 31, 2019.

Mr. Anversa. On October 22, 2018, the Company and Mr. Anversa entered into a written agreement concerning Mr. Anversa's employment (the "Anversa Contract"). The Anversa Contract provides for an initial annual base salary of $500,000, subject to periodic review and increase, eligibility for bonus compensation, with a target bonus of 60% of annual base salary, and other ancillary benefits, such as paid vacation, use of a Company-leased automobile and health and welfare benefits, generally consistent with those provided to other Company executive officers. The Company reimbursed Mr. Anversa for the costs of relocating his principal residence to the Northville, Michigan area in accordance with the Company's policy applicable to other Company executive officers. Under the terms of the Anversa Contract, Mr. Anversa received a make-whole bonus of $550,000. Also pursuant to the Anversa Contract, the Company granted PSUs and RSUs with a target value equal to $400,000. Mr. Anversa's start date was January 1, 2019.

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Mr. Giberson. The Giberson Contract provides for an initial annual base salary of $340,000, subject to periodic review and increase, eligibility for bonus compensation, with a target bonus of 50% of annual base salary, eligibility for equity compensation at the discretion of the Board, generally on the same terms and conditions as other executive officers (although the award size can vary), other ancillary benefits, including benefits under the Company's welfare benefit programs generally as provided to other executive officers, use of a Company-leased car and certain housing expenses and relocation benefits specifically related to his relocation arrangement.

Employment Agreement Amendments in 2020

In 2020, we amended the employment agreements with Mr. Eyler, Mr. Anversa and Mr. Giberson to reflect the 2020 Base Salary Deferral and provide that such deferral does not constitute "Good Reason" under the terms of their employment agreements.

GRANTS OF PLAN-BASED AWARDS IN 2020

The following table provides information about equity and non-equity awards granted to the NEOs in 2020. All equity awards were made under the 2013 Equity Plan.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Phillip M. Eyler	—	[1]	210,000	840,000	1,680,000	—	—	—	—	—
	—	[2]	105,000	420,000	630,000	—	—	—	—	—
	3/12/2020[3]	2/25/2020	—	—	—	10,323	20,646	41,292	—	1,016,816
	3/12/2020[4]	2/25/2020	—	—	—	10,323	20,646	41,292	—	699,899
	3/12/2020[5]	2/25/2020	—	—	—	—	—	—	27,531	933,301
Matteo Anversa	—	[1]	77,700	310,800	621,600	—	—	—	—	—
	—	[2]	38,850	155,400	233,100	—	—	—	—	—
	3/12/2020[3]	2/25/2020	—	—	—	1,844	3,687	7,374	—	181,585
	3/12/2020[4]	2/25/2020	—	—	—	1,844	3,687	7,374	—	124,989
	3/12/2020[5]	2/25/2020	—	—	—	—	—	—	4,917	166,686
Matt Fisch	—	[1]	38,186	152,742	305,484	—	—	—	—	—
	—	[2]	19,093	76,371	114,557	—	—	—	—	—
	4/6/2020[3]	2/25/2020	—	—	—	1,918	3,836	7,672	—	188,923
	4/6/2020[4]	2/25/2020	—	—	—	1,918	3,836	7,672	—	116,346
	4/6/2020[5]	2/25/2020	—	—	—	—	—	—	13,113	397,717
Paul Giberson	—	[1]	44,625	178,500	357,000	—	—	—	—	—
	—	[2]	22,313	89,250	133,875	—	—	—	—	—
	3/12/2020[3]	2/25/2020	—	—	—	1,475	2,950	5,900	—	145,288
	3/12/2020[4]	2/25/2020	—	—	—	1,475	2,950	5,900	—	100,005
	3/12/2020[5]	2/25/2020	—	—	—	—	—	—	3,933	133,329
Yijing Brentano	—	[1]	44,250	177,000	354,000	—	—	—	—	—
	—	[2]	22,125	88,500	132,750	—	—	—	—	—
	3/12/2020[3]	2/25/2020	—	—	—	1,106	2,211	4,422	—	108,892
	3/12/2020[4]	2/25/2020	—	—	—	1,106	2,211	4,422	—	74,953
	3/12/2020[5]	2/25/2020	—	—	—	—	—	—	2,952	100,073

(1) Represents possible payouts under the Company's 2020 Senior Level Bonus Plan, as originally approved by the Compensation Committee in February 2020. The Compensation Committee subsequently amended the 2020 Senior Level Bonus Plan in September 2020 to end the applicable performance period as of June 30, 2020, which resulted in no bonuses earned or paid under such plan.

(2) Represents possible payouts under the Company's Second Half 2020 Senior Level Bonus Plan. Threshold performance reflects earned performance at the threshold level for one of the two Company performance metrics. Actual bonuses earned for 2020 are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2020. Mr. Fisch joined the Company in April 2020; as a result, the amounts reported were prorated for the partial year.

(3) PSUs that vest based on Relative TSR.

(4) PSUs that vest based on ROIC.

(5) Time-vested RSUs.

(6) The PSUs granted on March 12, 2020 and on April 6, 2020 that vest based on Relative TSR had a grant-date fair value of $49.25 per target share, as computed under FASB ASC Topic 718 using a Monte Carlo simulation. The PSUs granted on March 12, 2020 that vest based on ROIC, and the RSUs granted on March 12, 2020 that are time-vested, have a grant-date fair value of $33.90 per share (per target share, with respect to ROIC PSUs), which was the closing price of our common stock as quoted on Nasdaq on the grant date. The PSUs granted on April 6, 2020 that vest based on ROIC, and the RSUs granted on April 6, 2020 that are time-vested, have a grant-date fair value of $30.33 per share (per target share, with respect to ROIC PSUs), which was the closing price of our common stock as quoted on Nasdaq on the grant date. See Note 3 to the Summary Compensation Table for 2020.

NARRATIVE DISCUSSION OF GRANTS OF PLAN-BASED AWARDS IN 2020

PSUs – Relative TSR. PSUs awarded to the NEOs in 2020 will be earned and vest based upon Relative TSR, defined as stock price appreciation plus reinvested dividends, versus a custom comparator group at the end of three years, provided such person's employment is continuing on each such earning and vesting date. The beginning stock price for the Relative TSR performance goal is equal to the closing stock

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price for the Company's common stock on the Relative TSR PSU's grant date and will be compared to the 20-trading-day average closing stock price for the common stock ending on the third anniversary of the grant date. The Relative TSR PSUs are earned from 50% to 200% of target based on actual performance, which thereafter represents the right to receive one share of the Company's common stock for each PSU.

PSUs – ROIC. PSUs awarded to the NEOs in 2020 will be earned and vest based upon ROIC measured in 2022, provided such person's employment continues on each earning and vesting date. The ROIC PSUs are earned from 50% to 200% of target based on actual performance, which thereafter represents the right to receive one share of the Company's common stock for each PSU.

Time-Vested RSUs. The time-vested RSUs awarded to the NEOs in 2020 vest in three equal installments on the first through third anniversaries of the grant date, provided such person's employment continues on each vesting date. Each time-vested RSU represents the right to receive one share of the Company's common stock upon vesting.

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OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2020

The following table presents information on the unexercised option awards and unvested stock awards held by the NEOs as of December 31, 2020.

Name	Grant Date	Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Phillip M. Eyler	12/4/2017[1]	159,375	53,125	35.50	12/04/2024	—	—	—	—
	2/25/2019[3]	—	—	—	—	16,778	1,094,261	56,625	3,693,083
	3/12/2020[3]	—	—	—	—	27,531	1,795,572	61,938	4,039,596
Matteo Anversa	1/02/2019[3]	—	—	—	—	2,692	175,572	9,086	592,589
	2/25/2019[3]	—	—	—	—	3,166	206,487	10,685	696,876
	3/12/2020[3]	—	—	—	—	4,917	320,687	11,061	721,398
Matt Fisch	4/6/2020[3]	—	—	—	—	13,113	855,230	11,508	750,552
Paul Giberson	2/24/2016[1]	15,000	—	40.64	2/24/2023	—	—	—	—
	2/22/2017[1][2]	18,000	12,000	38.05	2/22/2024	2,500	163,050	—	—
	6/11/2018[3]	—	—	—	—	1,467	95,678	8,256	538,456
	2/25/2019[3]	—	—	—	—	2,533	165,202	8,549	557,566
	3/12/2020[3]	—	—	—	—	3,933	256,510	8,850	577,197
Yijing Brentano	6/11/2018[3]	—	—	—	—	1,467	95,678	8,256	538,456
	2/25/2019[3]	—	—	—	—	1,900	123,918	6,411	418,125
	3/12/2020[3]	—	—	—	—	2,952	192,529	6,633	432,604

(1) Outstanding stock options held by the NEOs vest in four equal installments on the first through fourth anniversaries of the grant date, except for the stock options held by Paul Giberson that were granted on February 22, 2017, which stock options vest in five equal installments on the first through fifth anniversaries of the grant date, in each case provided such person's employment is continuing on each such vesting date.

(2) Outstanding restricted stock held by Mr. Giberson vests ratably over four years, with one fourth vesting on each anniversary of the grant date, in each case provided such person's employment is continuing on each such vesting date.

(3) RSUs granted to the NEOs in 2018, 2019 and 2020 vest ratably over three years, with one third vesting on each anniversary of the grant date, in each case provided such person's employment is continuing on each such vesting date.

(4) Based on the closing price of our common stock as quoted on Nasdaq on December 31, 2020, which was $65.22.

(5) Represents outstanding Relative TSR and ROIC PSUs with performance conditions that have not yet been satisfied. The number of PSUs has been calculated for purposes of this table based on the assumption that (i) maximum performance and threshold performance will be achieved for the 2018 Relative TSR and ROIC PSUs, respectively, (ii) maximum performance and target performance will be achieved for the 2019 Relative TSR and ROIC PSUs, respectively and (iii) target performance and maximum performance will be achieved for the 2020 Relative TSR and ROIC PSUs, respectively. Based on actual 2020 ROIC, on March 2, 2021, the Compensation Committee determined that no 2018 ROIC PSUs were earned.

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OPTION EXERCISES AND STOCK VESTED IN 2020

The following table provides information on the value realized by the NEOs on the exercise of option awards and the vesting of stock awards in 2020. The number of shares acquired and the value realized for each award excludes the payment of any fees, commissions or taxes.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Phillip M. Eyler	—	—	18,389	976,659
Matteo Anversa	—	—	2,929	132,994
Matt Fisch	—	—	—	—
Paul Giberson	15,000	144,448	5,235	242,648
Yijing Brentano	—	—	2,418	107,081

(1) Based on the number of stock options exercised multiplied by the difference between (A) the purchase price received upon sale of the underlying shares and (B) the exercise price.

(2) Based on the number of shares of restricted stock or RSUs vested multiplied by the closing price of our common stock as quoted on Nasdaq on the date of vesting.

NONQUALIFIED DEFINED CONTRIBUTION AND OTHER NONQUALIFIED DEFERRED COMPENSATION PLANS

Name	Executive Contributions in 2020 ($)	Registrant Contributions in 2020 ($)[1]	Aggregate Earnings in 2020 ($)	Aggregate Withdrawals /Distributions in 2020 ($)	Aggregate Balance as of December 31, 2020 ($)[2]
Phillip M. Eyler	28,000	148,200	143,512	—	451,527

(1) Represents Company contributions for the benefit of Mr. Eyler to the Deferred Compensation Plan pursuant to the Eyler DC Agreement for 2020 performance and credited to Mr. Eyler's account in 2021. This amount is reported as "All Other Compensation" in the Summary Compensation Table for 2020.

(2) These amounts are as of December 31, 2020 and do not take into account the amounts in the "Registrant Contributions in 2020" column in the table above that were accrued during fiscal year 2020 but were credited to the Mr. Eyler's account in 2021. The balance includes $252,800 in Company contributions included in the Summary Compensation Table for 2019.

See "Compensation Discussion and Analysis—Performance-Based Defined Contribution Deferred Compensation Plan" for a discussion of contributions paid for the benefit of Mr. Eyler to the Deferred Compensation Plan pursuant to the Eyler DC Agreement.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

EMPLOYMENT AGREEMENTS

We entered into employment agreements or offer letters with Messrs. Eyler, Anversa and Giberson that were in effect as of December 31, 2020 and provide for potential payments upon a termination or change in control and acceleration of vesting and extended exercisability of equity awards upon specified events.

Our other NEOs have offer letters that did not include termination or change in control benefits as of December 31, 2020. In early 2021, we adopted the Severance Pay Plan for Eligible Employees of Gentherm Incorporated (the "Severance Plan") and entered into offer letter amendments with our NEOs, other than Mr. Eyler. See "—2021 Severance Plan and Offer Letter Amendments."

		Eyler	Anversa	Giberson*
Termination without "cause" or by person for "good reason"	Lump-sum cash payments	>12 months salary >1-year of target bonus >Pro-rata current bonus (min of target bonus)	>12 months salary >1-year of target bonus >Pro-rata current bonus	
	Health and welfare benefits	>12 months		
	Outplacement services	>$50,000		
	Acceleration of unvested equity	>New hire awards >Equity scheduled to vest within 12 months of termination		>Equity scheduled to vest within 12 months of termination
Termination without "cause" or by person for "good reason" from signing agreement to 12 months following change in control	Lump-sum cash payments	>24 months salary >2-years of target bonus >Pro-rata current bonus (min of target bonus)	>12 months salary >1-year of target bonus >Pro-rata current bonus	
	Health and welfare benefits	>24 months	>12 months	
	Outplacement services	>$50,000		
	Acceleration of unvested equity	>All	> New hire awards > Equity scheduled to vest within 12 months of termination	>Equity scheduled to vest within 12 months of termination

*   Pursuant to the Giberson Contract, if Mr. Giberson's employment is terminated during the period of his relocation to Odelzhausen, Germany, he is also entitled to one-way business class return flights, freight costs associated with shipping his belongings and temporary housing for up to 30 days in either the U.S. or Germany, and his relocation benefits would continue until the earlier of (i) 30 days after the then-current school year or (ii) the date he moves away from Odelzhausen, Germany.

For each person, receipt of severance is conditioned upon execution of a general release of claims, which becomes irrevocable, for the benefit of the Company. Further, during employment and thereafter, Mr. Eyler is subject to confidentiality and non-disparagement requirements. During employment and for 12 months after the termination of employment, Mr. Eyler also is subject to non-competition and non-solicitation requirements.

SECOND HALF 2020 SENIOR LEVEL BONUS PLAN

Under the terms of the Second Half 2020 Senior Level Bonus Plan, named executive officers are eligible for the following bonus payments upon a termination for the following events:

Death	Disability (more than 30 days)	Voluntary (no qualified retirement)	Voluntary (qualified retirement)	Cause	Without Cause
Pro rata	Pro rata - *for quarters working more than 60 days*	None	Committee has discretion to pay either none or pro rata	None	Committee has discretion to pay either none or pro rata

If there is a "change in control" and an NEO is terminated within six months of such change in control for any reason other than for intentional acts of material misconduct or omission in carrying out the duties and responsibilities of his or her position, a bonus will be paid equal to the greater of his or her target bonus in effect on the date of employment termination or the date of the change in control multiplied by

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the greater of his or her annual base salary in effect on the date of employment termination or the date of the change in control.

EQUITY COMPENSATION PLANS AND AWARD AGREEMENTS

Outstanding awards of restricted stock, PSUs, RSUs and stock options as of December 31, 2020 were granted under the 2013 Equity Plan and the related award agreements, which provide for specified treatment upon a termination for the following events:

Any termination except death (Unvested equity)	Termination other than "for cause" (Vested stock options)	Termination "for cause" (Vested stock options)
Forfeited (except per employment agreement or offer letter)	Exercisable for 90 days after termination (or shorter period for expiration date)	Forfeited

If the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason" (each as defined in the award agreement) within 12 months of the change in control, the outstanding RSUs will vest as of the termination date. In the event of a "change in control" of the Company (as defined in the 2013 Equity Plan), the number of PSUs that will vest will be calculated based on actual performance through the change in control for PSUs based on Relative TSR, and will be calculated at target for PSUs based on ROIC. Such PSUs will vest on the earlier of (i) the normal vesting date or (ii) the termination date if the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason".

Notwithstanding the foregoing, the Compensation Committee retains discretionary authority to accelerate the vesting of outstanding equity awards, in whole or in part, (A) if a termination is due to a participant's death, permanent disability or retirement, is by the Company or a subsidiary of the Company without cause, or is by agreement of the parties; or (B) upon or in anticipation of a change in control.

DEFERRED COMPENSATION ARRANGEMENTS

The Eyler DC Agreement provides that Mr. Eyler will become immediately vested in the performance-based award granted thereunder ($451,527 as of December 31, 2020) upon his death or "disability" (as defined in the Deferred Compensation Plan) or upon a "change in control" (as defined in the Deferred Compensation Plan).

CHANGE OF CONTROL/SEVERANCE PAYMENT TABLE

The following table estimates the potential payments and benefits to the NEOs upon termination of employment or a change of control, assuming such event occurs on December 31, 2020. These estimates do not reflect the actual amounts that the Company would pay to such persons, which would be calculable only at the time that they become eligible for payment and would be payable only if the specified event occurs.

Items Not Reflected in Table. The table below does not include (1) accrued salary, accrued bonus and paid time off and (2) amounts outstanding under the Company's 401(k) Plan.

Other Notes Applicable to Table.

> The value of the acceleration of PSUs and RSUs is calculated as the closing price of our common stock on Nasdaq on December 31, 2020 ($65.22) multiplied by the number of unvested shares of common stock underlying such awards at December 31, 2020.

> The value of the acceleration of stock options is calculated as (A) the difference between (i) the closing price of our common stock on Nasdaq on December 31, 2020 ($65.22) and (ii) the exercise or base price of the stock options (B) multiplied by the number of unvested shares of common stock underlying such awards at December 31, 2020 (with negative amounts treated as having zero value).

> The table does not reflect the intrinsic value of vested stock options, which could be calculated using the information set forth in Outstanding Equity Awards at December 31, 2020 table.

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- > Under the 2013 Equity Plan, the Compensation Committee has the authority to accelerate in full the vesting of the unvested portion of outstanding equity awards held by the NEOs; the table assumes the Compensation Committee does not utilize such discretion.

- > Under the Second Half 2020 Senior Level Bonus Plan, the Compensation Committee has discretion to pay pro rata bonuses in certain circumstances; the table assumes the Compensation Committee does not utilize such discretion.

- > For a termination following a change in control, the table below assumes the change in control event and the termination event occurs as of December 31, 2020.

Executive	Payments Upon Termination	Termination without Cause or for Good Reason ($)	Change in Control plus Termination without Cause or for Good Reason ($)
Phillip M. Eyler	Severance amount	2,380,611[1]	4,081,221[2]
	Equity incentives (vesting accelerated)	2,724,530[3]	7,965,022[4]
	Total	5,104,737	12,045,435
Matteo Anversa	Severance amount	1,210,022[1]	1,210,022[1]
	Equity incentives (vesting accelerated)	780,749[3]	2,473,142[4]
	Total	1,990,371	3,682,764
Matt Fisch	Severance amount	—	103,750[5]
	Equity incentives (vesting accelerated)	—	1,355,598[4]
	Total	—	1,459,348
Paul Giberson	Severance amount	784,422[1]	784,422[1]
	Equity incentives (vesting accelerated)	1,020,728[3]	2,595,009[4]
	Total	1,804,750	3,379,031
Yijing Brentano	Severance amount	—	88,500[5]
	Equity incentives (vesting accelerated)	—	1,764,788[4]
	Total	—	1,853,288

(1) Represents cash severance benefits per the Eyler, Anversa and Giberson Contracts, as applicable. For Mr. Giberson, does not include the relocation benefits that would continue until the earlier of (i) 30 days after the then-current school year or (ii) the date he moves away from Odelzhausen, Germany as well as repatriation benefits of one-way business class return flights, freight costs associated with shipping his belongings and temporary housing for up to 30 days in either the U.S. or Germany.

(2) Represents enhanced cash severance in the event of a termination in the first 12 months following a change in control per the Eyler Contract.

(3) Represents the acceleration of unvested equity per the Eyler, Anversa and Giberson Contracts, as applicable.

(4) Reflects accelerated vesting of RSUS and PSUs in the event of a termination in the first 12 months following a change in control under the award agreements, with the number of PSUs based on actual performance through the change in control for PSUs based on Relative TSR and at target for PSUs based on ROIC. For Messrs. Eyler, Anversa and Giberson, also includes the acceleration of unvested equity upon termination without cause or for good reason under the Eyler Contract, Anversa Contract and the Giberson Contract, respectively.

(5) Represents a bonus equal to the greater of his or her target bonus in effect on the date of employment termination or the date of the change in control multiplied by the greater of his or her annual base salary in effect on the date of employment termination or the date of the change in control under the Second Half 2020 Senior Level Bonus Plan.

2021 SEVERANCE PLAN AND OFFER LETTER AMENDMENTS

In January 2021, we adopted a Severance Plan to provide financial assistance to employees to help ease the burden that may result from involuntary termination of employment from the Company or its direct or indirect wholly-owned U.S. subsidiaries. The Severance Plan provides for the payment, as determined by the Company in its sole discretion on a case-by-case basis, of certain benefits to active full-time or part-time employees, including the NEOs, whose employment is terminated by the Company without "cause" (as defined in the Severance Plan). The Severance Plan supersedes prior severance plans or arrangements, except for employment agreements and offer letters that contain applicable severance provisions. The treatment of equity awards shall continue to be governed by the terms and conditions of such applicable equity plan and award agreements.

In March 2021, the Company amended the employment agreements or offer letters of the NEOs who did not previously have severance benefits or enhanced severance benefits upon termination following a change in control (i.e., a double trigger) (collectively, the "Amendments"). The right to receive payments and benefits is subject to the NEO's delivery and, as applicable, non-revocation of a separation agreement that contains a release of claims against the Company and other third parties.

The Company did not amend its terms of employment with Mr. Eyler since the Eyler Contract includes severance benefits and enhanced severance benefits upon termination following a change in control (i.e., a double trigger).

	Benefit	Fisch and Brentano	Anversa and Giberson*
Termination without "cause" or by person for "good reason"	Lump-sum cash payment	> 12 months salary > Pro-rata (monthly) current bonus, based on target performance	> Covered by employment agreement / offer letter
	Health and welfare benefits	> 12 months COBRA premium	
Termination without "cause" or by person for "good reason" from signing agreement to 12 months following change in control	Lump-sum cash payment	> 24 months salary > 2-years of target bonus	
	Health and welfare benefits	> 18 months COBRA premium	

*   Pursuant to their existing employment terms, Messrs. Anversa and Giberson's severance benefits also include outplacement services for one year up to a maximum cost of $50,000 and immediate vesting of certain unvested equity awards, and the Amendments with Anversa and Giberson extend such benefits to the enhanced severance benefits following a change in control.

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CEO PAY RATIO

GENTHERM EMPLOYEE POOL

The general profile of our global workforce is largely based on our manufacturing footprint. Approximately 94.6% of our workforce is located outside of the United States, with 89.5% of our workforce located in countries with relatively low prevailing wages, namely China, North Macedonia, Mexico, Ukraine and Vietnam. In addition, most of our employees are direct labor workers, meaning they work on our assembly lines or otherwise on the factory floor. We strive to create a competitive compensation program for each position in each of our geographic locations, so our compensation program varies significantly depending on pay practices in each local market.

As of December 31, 2020, our employee population was distributed as follows (all numbers are approximate):

China	1,605
Macedonia	2,131
Mexico	3,938
Ukraine	1,722
Vietnam	916
Total of Above Low Prevailing Wage Countries	10,312
All Other Countries	1,207
Total	11,519

As a result, the factors that influence the target and earned compensation of our Chief Executive Officer are significantly different from the factors that generally influence the compensation of our workforce. Our compensation practices vary from country to country to ensure alignment with local regulatory and market practices where we operate. Within each country, compensation is driven by responsibilities and accountabilities, skill level and other job-based factors. Given the large majority of our employees are performing jobs requiring lower-skill sets within countries having relatively low prevailing wages, we consistently find that our median employee necessarily is part of that group.

CEO ANNUAL TOTAL COMPENSATION

Mr. Eyler's annual total compensation for 2020 was $4,320,573 as reported in the "Total" column of our Summary Compensation Table for 2020.

PAY RATIO

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions. As a result, our reported pay ratio may not be comparable to the pay ratio reported by other companies.

For 2020, our last completed fiscal year, the annual total compensation of the median employee of our Company (other than our Chief Executive Officer) was $13,163; consequently, for 2020 the ratio of the annual total compensation of Mr. Eyler, our Chief Executive Officer, to the annual total compensation of our median employee was 328 to 1.

For 2020, our median employee was a full-time employee located in China. In 2018 and 2019, our median employee was a full-time employee in Mexico. We used a consistent methodology each year to identify the median employee (as described in the next section). Once we identified the median employee based on target total cash compensation (base cash compensation plus target bonus for eligible employees), we added all other compensation elements. This resulted in a significantly higher annual total compensation for our median employee in 2020 than in prior years when the employee was in Mexico. As stated in the above section, our compensation programs reflect market relevant programs and practices for the positions in each location. Therefore, our CEO pay ratio may change significantly if the location of our median employee changes, depending on local market compensation practices.

The form and amount of our Chief Executive Officer's annual total compensation is largely influenced by prevailing compensation practices in the United States, as well as the competitive market for senior executive talent in the United States. We believe it is useful to understand the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee solely based on full-time employees in the United States.

GENTHERM

For 2020, the annual total compensation of such median United States full-time employee (other than our CEO) was $86,329 and the ratio of the 2020 annual total compensation of Mr. Eyler to the total annual total compensation of such United States full-time employee was 50 to 1.

METHODOLOGY USED TO DETERMINE MEDIAN EMPLOYEE AND ANNUAL TOTAL COMPENSATION OF MEDIAN EMPLOYEE/CEO

The rules pertaining to this CEO Pay Ratio disclosure permit us to use that same median employee for up to three years. However, the Company determined to reassess its median employee for 2020 given work stoppages impacting our manufacturing operations due to the COVID-19 pandemic primarily impacting the first half of 2020. For purposes of the computation below, we selected December 31, 2020 as the measurement date for selecting the "median employee".

For purposes of the above disclosure, we are required to identify our median employee based on our worldwide workforce, without regard to their location, compensation arrangements or full-time or part-time employment status. To identify our median employee, our Human Resources departments at each of our locations gathered employment data on every employee as of December 31, 2020. We used target total cash compensation (base cash compensation plus target bonus for eligible employees) and converted all amounts from each employee's local currency to U.S. Dollars, without making cost-of-living adjustments. We determined that using annual base salary and target bonus level was a reasonable and appropriate compensation measure because cash-based compensation is distributed widely to our entire employee population. We generated a list of employees with the same level of target total cash compensation at the median. From that subset, we excluded employees who are no longer with the Company, at retirement age or were not employed by the Company for the full year. We further reduced that group to 10 employees using random sampling, ultimately identifying the median of that subset. Once our median employee was identified, we gathered all other compensation elements, including overtime pay, position and shift premiums, productivity and other site-specific bonuses, allowances, and benefit payments made directly to the employee, then calculated such employee's annual total compensation in the same manner used to calculate the amounts reported in the "Total" column of our Summary Compensation Table for 2020 for our NEOs.

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Related Person Transactions

POLICIES AND PROCEDURES

Under SEC rules, a related person transaction is any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. A "related person" is a director, officer, nominee for director or a more than 5% shareholder since the beginning of the Company's last completed fiscal year, and any immediate family member of such person.

Pursuant to the Audit Committee charter and our Corporate Governance Guidelines, all proposed related person transactions must be submitted to the Audit Committee for approval, and only those related person transactions approved by the Audit Committee may be consummated. The Audit Committee approves only those transactions that are on terms comparable to, or more beneficial to the Company than, those that could be obtained in arm's length dealings with an unrelated third party and that are otherwise in the best interests of the Company and its shareholders. If a director sitting on the Audit Committee or the Compensation Committee has any interest in a related person transaction presented to such committee for approval, such director must abstain from the vote on whether to approve the transaction. The policy further requires that all related person transactions be disclosed to the full Board and, to the extent required by SEC rules, in our filings with the SEC.

2020 RELATED PERSON TRANSACTIONS

There were no related person transactions required to be reported for 2020.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of our common stock as of March 26, 2021 by (A) each of the directors, director nominees and NEOs, (B) all of the directors and executive officers as a group, and (C) to our knowledge, beneficial owners of more than 5% of our common stock. As of March 26, 2021, there were 33,075,815 shares of our common stock outstanding. Unless otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment powers with respect to the securities listed below.

Name of Beneficial Owner	Shares Owned[(1)]	Right to Acquire[(2)]	Total	Aggregate Percent of Class
Sophie Desormière	25,005	—	25,005	*
Philip Eyler	35,889	109,375	145,264	*
Yvonne Hao	15,408	—	15,408	*
David Heinzmann	4,067	—	4,067	*
Ronald Hundzinski	17,965	—	17,965	*
Charles Kummeth	8,639	—	8,639	*
Betsy Meter	2,366	—	2,366	*
Byron Shaw II	21,451	—	21,451	*
John Stacey	9,814	—	9,814	*
Matteo Anversa	2,754	—	2,754	*
Matt Fisch..	788	4,371	5,159	*
Paul Giberson..	—	—	—	*
Yijing Brentano	2,934	—	2,934	*
Executive officers and directors as a group (18 persons)	156,349	113,746	270,095	*
BlackRock, Inc.(3) .... 55 East 52nd Street New York, NY 10055	4,953,562	—	4,953,562	15.0%
The Vanguard Group(4)... 100 Vanguard Blvd. Malvern, PA 19355	3,614,945	—	3,614,945	10.9%
T. Rowe Price Associates, Inc.(5)... 100 E. Pratt Street Baltimore, MD 21202	1,911,754	—	1,911,754	5.8%

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*   Less than one percent.

(1)   Amounts include the following number of unvested shares of restricted stock as of March 26, 2021: Ms. Desormière, Ms. Hao, and Dr. Shaw: 4,587 shares each; Mr. Heinzmann: 4,067 shares; Mr. Hundzinski: 5,644 shares; Mr. Kummeth and Mr. Stacey: 4,467 shares each; Ms. Meter, 2,366 shares; and all executive officers and directors as a group, 34,772 shares.

(2)   Amounts reflect the number of shares that such holder could acquire through the exercise of stock options within 60 days of March 26, 2021 and RSUs scheduled to vest within 60 days of March 26, 2021.

(3)   Based on Schedule 13G/A filed with the SEC on January 26, 2021. This report includes holdings of various subsidiaries of the holding company, and includes ownership of more than 5% of our common stock by Blackrock Fund Advisors, and iShares Core S&P Small-Cap ETF. BlackRock, Inc. has sole power to vote 4,906,056 shares and sole power to dispose 4,953,562 shares.

(4)   Based on Schedule 13G/A filed with the SEC on February 10, 2021. This report includes holdings of various subsidiaries of the holding company. The Vanguard Group, Inc. has shared power to vote 79,051 shares, sole power to dispose 3,508,065 shares and shared power to dispose 106,880 shares.

(5)   Based on Schedule 13G/A filed with the SEC on February 16, 2021. T. Rowe Price Associates, Inc. has sole power to vote 469,241 shares and sole power to dispose 1,911,754 shares.

GENTHERM

Audit Committee Report

The Board has determined that each member of the Audit Committee is independent under the applicable rules and regulations of Nasdaq and the SEC. The Committee operates under a written charter approved by the Board, which the Committee and the Board review annually. The charter is posted on the Company's website, *www.gentherm.com*, under the "Investor Relations – Corporate Governance" tab.

As described more fully in its charter, the Audit Committee's purpose is to assist the Board in generally overseeing the Company's financial reporting and internal control functions, to review our reports filed with or furnished to the SEC that include financial statements or results, to monitor compliance with significant legal and regulatory requirements and other risks related to financial reporting and internal control, and to appoint, retain, compensate, and oversee the work of our independent registered public accounting firm. See "Audit Committee Matters" below for a description of the Committee's pre-approval policies regarding the services of our independent registered public accounting firm.

The Committee further has the authority to engage independent advisors as it determines appropriate, apart from counsel or advisors hired by management. Management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and compliance with applicable laws and regulations. Our independent registered public accounting firm is responsible for performing independent audits of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) ("PCAOB") and for expressing its opinions thereon.

KEY RESPONSIBILITIES

Ernst & Young LLP ("Ernst & Young") was the Company's independent registered public accounting firm for 2020. Relating to the Company's financial statements for 2020, among other matters, the Audit Committee:

> Reviewed and discussed with management and Ernst & Young the unaudited quarterly financial statements included in Form 10-Qs filed with the SEC.

> Periodically reviewed and discussed with management and Ernst & Young the Company's earnings press releases, earnings guidance and the use of non-GAAP information.

> Reviewed and discussed with Ernst & Young the overall scope and plans for its audit for 2020.

> Reviewed and discussed with management and Ernst & Young the audited consolidated financial statements, and Ernst & Young's opinion thereon, included in the Form 10-K for 2020 filed with the SEC and the 2020 annual report to shareholders.

> Reviewed and discussed with management the Company's significant accounting policies and key judgments, and changes in the Company's accounting practices, principles, controls or methodologies, or in its financial statements.

> Reviewed with management and Ernst & Young significant risks and exposures identified by management and the overall adequacy and effectiveness of the Company's legal, regulatory and compliance programs.

> Reviewed and discussed with management its assessment and report, and reviewed and discussed with Ernst & Young its opinion, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2020.

> Discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

> Received the written disclosures and the letter from Ernst & Young required by the applicable requirements of the PCAOB regarding Ernst & Young's communications with the Committee concerning independence, and discussed with Ernst & Young its independence with respect to the Company, including any relationships which may impact its objectivity and independence and

whether the provision of specified non-audit services was compatible with the auditors' independence under current guidelines.

RECOMMENDATION OF AUDIT COMMITTEE

Based on the foregoing matters, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company be included in the Company's annual report on Form 10-K for 2020, which was filed with the SEC on March 1, 2021. The Audit Committee also appointed Ernst & Young to serve as the Company's independent registered public accounting firm for 2021.

This report has been furnished by the members of the Audit Committee.

Audit Committee

Ronald Hundzinski, Chair
Yvonne Hao
David Heinzmann
Betsy Meter

Audit Committee Matters

PRE-APPROVAL POLICIES AND PROCEDURES

It is the Audit Committee's policy and practice to review and approve in advance all services and fees, audit and non-audit, to be rendered by the Company's independent registered public accounting firm. In pre-approving such services, the Audit Committee must consider whether the provision of services is consistent with maintaining the independence of the Company's independent registered public accounting firm. The Audit Committee does not delegate this responsibility (or any other Audit Committee function) to Company management, except that the Chief Financial Officer has been delegated authority to commit up to $50,000 between Audit Committee meetings for audit-related services only, which must be reported to the Audit Committee no later than the next scheduled Audit Committee meeting. If a product or service arises that has not been pre-approved by the Audit Committee, the Audit Committee has delegated to the Chair of the Audit Committee the authority to consider and pre-approve any such product or service between regular meetings of the Audit Committee. Any interim approvals granted by the Chair of the Audit Committee are reported to the entire Audit Committee at its next regularly scheduled meeting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee retained Ernst & Young and Grant Thornton, LLP ("Grant Thornton") to audit the Company's consolidated financial statements and the effectiveness of internal control over financial reporting, as of and for the years ended December 31, 2020 and December 31, 2019, respectively. The following table sets forth the fees that Ernst & Young, in 2020, and Grant Thornton, in 2019, billed for their audit and other services. The Audit Committee approved all of the services described below in conformity with its pre-approval policies and procedures described above.

	2020 ($)	2019 ($)
Audit Fees[1]	1,437,212	1,686,375
Audit-Related Fees[2]	—	38,564
Tax Fees[3]	51,050	34,032
All Other Fees[4]	100,000	—
Total Fees	1,588,262	1,758,971

(1) Audit fees in 2020 and 2019 consisted of fees related to the annual audit of our financial statements, the audit of the effectiveness of internal control over financial reporting, the review of quarterly financial statements and for services provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees in 2019 consisted of an opening balance sheet audit of Stihler Electronic GmbH, which we acquired in 2019, and fees related to the audit of our 401(k) Plan.

(3) Tax fees in 2020 and 2019 consisted primarily of fees related to tax compliance and tax advice.

(4) All other fees in 2020 consisted of fees for services not contained in the above categories and include permissible advisory services.

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Proposal No. 2—Ratification of Appointment of Independent Registered Public Accounting Firm for 2021

In accordance with applicable law, the Audit Committee has ultimate authority and responsibility to appoint, compensate, evaluate and, when appropriate, replace our independent registered public accounting firm. See **Appendix A** for more information about our change in independent registered public accounting firms.

The Audit Committee conducted a competitive process to select the Company's independent registered public accounting firm for the Company's year ending December 31, 2020. The Audit Committee invited several independent registered public accounting firms to participate in this process and evaluated the proposals of the participating firms. The Audit Committee ultimately selected and appointed Ernst & Young as the Company's independent registered public accounting firm for the year ending December 31, 2020.

The Audit Committee has again selected Ernst & Young as the Company's independent registered public accounting firm for the year ending December 31, 2021.

SUPPORT FOR RECOMMENDATION

In determining that retaining Ernst & Young for 2021 was in the best interests of the Company and its shareholders, our Audit Committee reviewed:

> **Recent process to hire new auditor and initial transition year** - The Audit Committee performed a thorough evaluation to engage a new independent registered public accounting firm, and, together with management, invested significant time, resources and money to ensure a successful transition.

> **Audit effectiveness** - Ernst & Young's performance on the Company's audit and non-audit work for 2020 and management's assessment of such performance.

> **Expertise and industry knowledge** - Ernst & Young's qualifications, independence, capabilities, and expertise, evident through its audit planning and reports, industry knowledge, resources and staffing, objectivity and professional skepticism.

> **External data on audit quality and performance** - Results of recent PCAOB reports on Ernst & Young and peer firms and improvements made from period to period.

> **Reasonableness of fees** - The terms of the audit engagement, including the reasonableness of audit and non-audit fees charged taking into account the breadth and complexity of services provided, as well as the efficiency achieved in performing such services.

> **Communication** - The quality of Ernst & Young's communications to and interactions with our Audit Committee at meetings and the Chair of the Audit Committee between meetings.

ADVISORY VOTE

As the Audit Committee appoints our independent registered public accounting firm, your ratification of the appointment of Ernst & Young is not necessary. However, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if the shareholders ratify the appointment of Ernst & Young, the Audit Committee may in its sole discretion terminate the engagement of Ernst & Young and direct the appointment of another independent auditor at any time during the year, although it has no current intent to do so.

GENTHERM

Representatives of Ernst & Young will attend the annual meeting, will have the opportunity to make a statement, if they desire to do so, and will be available to answer appropriate questions from shareholders.

 The Board recommends that you vote **FOR** the ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.

GENTHERM

Proposal No. 3—Advisory Vote on Named Executive Officer Compensation

The Board proposes that shareholders provide advisory (non-binding) approval of the compensation of our NEOs, as disclosed in this proxy statement in accordance with SEC rules, commonly known as a "say-on-pay" proposal. We recognize the interest our shareholders have in the compensation of our executives and we are providing this advisory proposal in recognition of that interest and as required by Section 14A of the Exchange Act.

In a non-binding advisory vote on the frequency of the say-on-pay proposal held at our 2017 annual meeting of shareholders, a majority of shareholders voted in favor of holding say-on-pay votes annually. In light of this result and other factors, the Board determined that the Company would hold advisory say-on-pay votes on an annual basis until the next required advisory vote on such frequency, which must be held no later than 2023.

SUPPORT FOR RECOMMENDATION

As described in detail under the heading "Compensation Discussion and Analysis," our compensation program is designed to attract, motivate, and retain our NEOs, who are critical to our success, and to ensure alignment of such persons' interests with those of our shareholders. Under this program, our NEOs are rewarded for their service to the Company, the achievement of specific performance goals and the realization of increased shareholder value. We believe our compensation programs also are structured appropriately to support our business objectives, as well as to support our culture. The Compensation Committee regularly reviews the compensation programs for our NEOs to ensure the fulfillment of our compensation philosophy and goals.

Most of the changes to our compensation program for 2020 were made in response to the impact of COVID-19 on our operations during the first half of the year. We believe that our salary deferral program appropriately balanced our need to preserve liquidity while limiting the compensation impact to effected employees, and that our Second Half 2020 Senior Level Bonus Plan balanced the interests of the Company, employees and shareholders by being fair, formulaic, focused and transparent, as further described under "Compensation Discussion and Analysis." Please read the "Compensation Discussion and Analysis" and the "Named Executive Officer Compensation Tables" for additional details about our NEO compensation program, including information related to the compensation determinations for 2020.

We are asking our shareholders to indicate their support for our NEO compensation as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the 2021 annual meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2021 annual meeting of shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

ADVISORY VOTE

The say-on-pay vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board. We value the opinions of our shareholders, and to the extent there is any significant vote against the compensation of our NEOs as disclosed in this proxy statement, we will consider our

GENTHERM

shareholders' concerns, and the Committee will evaluate whether any actions are necessary to address those concerns.

 The Board recommends a vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the rules of the SEC.

GEN**THERM**

About the Annual Meeting

WHO IS SOLICITING MY VOTE?

The Board is soliciting your proxy, as a holder of our common stock, for use at the annual meeting and any adjournment or postponement of such meeting. Due to public health concerns arising from the COVID-19 pandemic, and to support the health and well-being of our shareholders, employees and others, we will hold our 2021 Annual Meeting of Shareholders in a virtual-only format at *www.virtualshareholdermeeting.com/THRM2021* on Thursday, May 20, 2021, at 8:30 a.m., Eastern Daylight Time. You will not be able to attend the annual meeting in person.

The live webcast of the annual meeting will begin promptly at 8:30 a.m. Eastern Daylight Time on Thursday, May 20, 2021. We recommend that you log in at least 15 minutes before the annual meeting to ensure ample time to complete the check-in procedures. All shareholders may attend and listen to the live webcast of the annual meeting. You may electronically vote your shares and submit questions at the annual meeting by using the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials or proxy card (if you received a printed copy of the proxy materials). If you lose your 16-digit control number, you may join the annual meeting as a "Guest," but you will not be able to vote, ask questions or access the list of shareholders as of the record date. If your shares are held in street name and you did not receive a 16-digit control number, you may be able to gain access to and vote at the annual meeting by logging into your bank or brokerage firm's website and selecting the stockholder communications mailbox to access the meeting. Instructions should also be provided on the voting instruction card provided by your bank or brokerage firm.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website, please call the technical support number that will be posted on the annual meeting log-in page.

You do not need to attend the annual meeting to vote. Even if you plan to attend the annual meeting, please submit your vote in advance as instructed in this Proxy Statement.

WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

At the annual meeting, you will be voting on:

> - To elect nine directors named in the accompanying proxy statement, each to serve for a one-year term until the 2022 annual meeting of shareholders or until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.
> - To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.
> - To approve (on an advisory basis) the compensation of our named executive officers.

The Board recommends a vote **FOR** each of the director nominees listed in this proxy statement, **FOR** the ratification of the appointment of Ernst & Young and **FOR** the advisory approval of the compensation of our NEOs. We are not aware of any other matters that will be brought before the shareholders for a vote at the annual meeting. If any other matter is properly brought before the meeting and you are a shareholder of record of our common stock, your signed proxy card gives authority to your proxies to vote on such matter in their best judgment; proxy holders named in the proxy card will vote as the Board recommends or, if the Board gives no recommendation, in their own discretion.

WHO IS ENTITLED TO VOTE?

You may vote if you owned shares of our common stock at the close of business on March 26, 2021, the record date, provided such shares are held directly in your name as the shareholder of record or are held for you as the beneficial owner through a broker, bank or other nominee. As of March 26, 2021, we had 33,075,815 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

GEN**THERM**

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND A BENEFICIAL OWNER?

Shareholders of Record. If your common shares are registered directly in your name with our transfer agent, Computershare, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you by us.

Beneficial Owners. Many of our shareholders hold their common shares through a broker, bank or other nominee rather than directly in their own names. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner with respect to those shares, and these proxy materials (including a voting instruction card) are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, if you do not direct your broker, bank, or other nominee how to vote your shares, the broker, bank, or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, if you are a beneficial owner, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young as our independent registered public accounting firm is considered a routine matter. For all other matters at the annual meeting, your broker, bank, or other nominee will be unable to vote on your behalf if you do not instruct them how to vote your shares and, if you do not provide voting instructions, your shares will be considered "broker non votes." Therefore, it is very important for you to vote your shares for each proposal.

MAY I VOTE MY SHARES DURING THE ANNUAL MEETING?

Even if you plan to attend the virtual annual meeting, we encourage you to vote your shares prior to the meeting.

Shareholders of Record. If you are a shareholder of record and log in to the virtual annual meeting, you may vote electronically during the annual meeting. Have available the information that is printed in the box marked by the arrow provided in your Notice of Internet Availability of Proxy Materials or, if you requested a printed copy of the proxy materials, proxy card or voting instruction card in hand when you access the website and follow the instructions to vote during the annual meeting.

Beneficial Owners. If you hold your common shares through a bank, broker or other nominee and want to vote such shares electronically at the annual meeting, you must direct your broker, bank or other nominee on how to vote. However, since you are not the shareholder of record, if you do not direct your broker, bank, or other nominee how to vote your shares, the broker, bank, or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, if you are a beneficial owner, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young as our independent registered public accounting firm is considered a routine matter. For all other matters at the annual meeting, your broker, bank, or other nominee will be unable to vote on your behalf if you do not instruct them how to vote your shares and, if you do not provide voting instructions, your shares will be considered "broker non votes." Therefore, it is very important for you to vote your shares for each proposal.

CAN I VOTE MY SHARES WITHOUT VIRTUALLY ATTENDING THE ANNUAL MEETING?

You may vote your shares via the internet, by telephone, or by completing, signing and returning a proxy card or voting instruction card. If you are a shareholder of record, and requested printed copies of the proxy materials and a postage-paid envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Please do not mail in the notice, as it is not intended to serve as a voting instrument.

GENTHERM

CAN I CHANGE MY VOTE?

Shareholders of Record. You may change your vote at any time before the proxy is exercised by voting electronically at the virtual annual meeting, or by filing with our corporate secretary either a notice revoking the proxy or a properly signed proxy. In each case, such notice or proxy must bear a later date than your prior proxy. If sent by mail, it must be received by our corporate secretary no later than 5:00 p.m., Eastern Daylight Time, on May 19, 2021. Your attendance at the virtual annual meeting will not revoke your prior proxy unless you electronically vote at the annual meeting or file the proper documentation to revoke it.

Beneficial Owners. If you hold your shares through a bank, broker or other nominee, you should contact such person prior to the time such voting instructions are exercised.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE, PROXY CARD OR VOTING INSTRUCTION CARD?

If you receive more than one notice, proxy card or voting instruction card, it means that you have multiple accounts with banks, brokers, other nominees and/or our transfer agent. Please sign and deliver, or otherwise vote, each notice, proxy card and voting instruction card that you receive. We recommend that you contact your nominee and/or our transfer agent, as appropriate, to consolidate as many accounts as possible under the same name and address.

HOW CAN I ACCESS THE COMPANY'S PROXY MATERIALS?

As noted above, many shareholders will receive a notice with instructions on how to view the proxy materials through the Internet (*www.proxyvote.com*). The notice includes a control number that must be entered on the Internet in order to view the proxy materials. The notice also describes how to receive the proxy materials by paper delivery or e-mail. You can elect to receive future proxy materials by e-mail at no charge by voting using the Internet and, when prompted, indicating you agree to receive or access stockholder communications electronically in future years.

Additional copies of the 2020 annual report to shareholders (excluding certain exhibits or documents incorporated by reference in our annual report on Form 10-K for the year ended December 31, 2020) are available to shareholders at no charge upon written request to: Corporate Secretary, Gentherm Incorporated, 21680 Haggerty Road, Northville, MI 48167 or on our website, *www.gentherm.com*, under the "Investor Relations – Annual Reports" tab.

WHAT IF I DO NOT VOTE FOR SOME OF THE ITEMS LISTED ON MY PROXY CARD OR VOTING INSTRUCTION CARD?

Shareholders of Record. If you indicate a choice with respect to any matter to be acted upon on your proxy card, the shares will be voted in accordance with your instructions. Proxy cards that are signed and returned, but do not contain voting instructions with respect to certain matters, will be voted in accordance with the recommendations of the Board on such matters or if the Board gives no recommendation, then in the discretion of the proxy holders.

Beneficial Owners. If you indicate a choice with respect to any matter to be acted upon on your voting instruction card, the shares will be voted in accordance with your instructions. If you do not indicate a choice or return the voting instruction card, the bank, broker or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, a bank, broker or nominee has the discretion to vote on routine matters, including the ratification of the appointment of an independent registered public accounting firm. For all other matters at the 2021 annual meeting, brokers and certain banks and nominees will be unable to vote on your behalf if you do not instruct them how to vote your shares in the manner set forth on your voting instruction card. Therefore, it is very important for you to vote your shares for each proposal.

GENTHERM

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM OF BUSINESS?

| | | | How Do Votes Impact Approval of Proposal | | | |
Proposal		Required Approval	For	Withhold / Against	Abstention	Broker Non-Votes
1	Election of Directors	Plurality of votes cast*	For the proposal	Against the proposal	—	Not a vote cast
2	Ratification of Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for 2021	Majority of votes cast	For the proposal	Against the proposal	Not a vote cast —	
3	Advisory Vote on NEO Compensation	Majority of votes cast	For the proposal	Against the proposal	Not a vote cast	Not a vote cast

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* Notwithstanding that directors will be elected by a plurality of votes cast at the 2021 annual meeting, in the event any director nominee receives a greater number of votes "withheld" than votes "for" his or her election, our majority voting policy requires such director to promptly tender his or her resignation. The Board, upon recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept such resignation offer.

If any other matter is properly submitted to the shareholders at the annual meeting, its adoption generally will require the affirmative vote of holders of a majority of votes cast at the annual meeting. The Board does not propose to conduct any business at the annual meeting other than as stated above.

Although the advisory votes in Proposal Nos. 2 and 3 are not binding on the Company, the Board and/or respective committee will consider your vote in determining future activities.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

In order for us to conduct the annual meeting, a majority of the outstanding shares entitled to vote at the annual meeting as of March 26, 2021 must be present in person or by proxy at the meeting. This is known as a quorum. Abstentions, withheld votes and broker non-votes will be considered present for purposes of determining a quorum.

IS A REGISTERED LIST OF SHAREHOLDERS AVAILABLE?

The names of shareholders of record entitled to vote at the annual meeting will be available to such shareholders at the annual meeting for any purpose reasonably relevant to the meeting.

WHO WILL COUNT THE VOTES AND WHERE CAN I FIND THE VOTING RESULTS?

The Inspector of Elections appointed at the 2021 annual meeting will tabulate the voting results. We intend to announce the preliminary voting results at the annual meeting and, in accordance with rules of the SEC, we intend to publish the final results in a current report on Form 8-K within four business days of the annual meeting.

GENTHERM

Additional Information

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 31, 2020 concerning our equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(c)
Equity compensation plans approved by security holders............................	1,268,573[1]	37.61[2]	3,021,451[3]
Equity compensation plans not approved by security holders............................	—	—	—
Total	1,268,573	37.61	3,021,451

(1) Consists of the following: (A) outstanding options for 428,000 shares of common stock under the 2013 Equity Plan; (B) 208,905 shares reserved for issuance upon vesting of RSUs issued under the 2013 Equity Plan; and (C) 631,668 shares reserved for issuance upon vesting of PSUs under the 2013 Equity Plan. The maximum number of shares issuable upon the vesting of such PSUs has been reserved by this amount, the actual number of shares issuable will be determined at the time of vesting and could be less. This number does not include outstanding SARs since they are cash-settled.

(2) Excludes RSUs and PSUs, which have no exercise price.

(3) Consists of shares of common stock that may be issued pursuant to Awards under the 2013 Equity Plan. To the extent Awards were, or in the future are, made in the form of full-value shares, the number of shares available for future issuance has been and will be reduced by 1.85 multiplied by the number of shares awarded. For purposes of this calculation, PSUs are assumed to be issuable at the maximum award amount. New Awards may only be issued under the 2013 Equity Plan.

As of December 31, 2020, there were 34,906 shares of unvested, restricted stock outstanding.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, statements in this proxy statement are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our goals, beliefs, plans and expectations about our prospects for the future and other future events, such as the statements regarding our expectations for future compensation programs and considerations, our commitments to enhancing the disclosure of our sustainability initiatives and outcomes and our efforts to position Gentherm for long-term profitable growth. Such statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "believe", "estimate", "anticipate", "intend", "continue", or similar terms, variations of such terms or the negative of such terms.

The forward-looking statements included in this proxy statement are made as of the date hereof or as of the date specified herein and are based on management's reasonable expectations and beliefs. Such statements are subject to a number of important assumptions, risks, uncertainties and other factors that may cause the Company's actual results or performance to differ materially from that described in or indicated by the forward-looking statements, including:

> the COVID-19 pandemic and its direct and indirect adverse impacts on the automobile and medical industries and global economy, which had, and are likely to continue to have, an adverse effect on, among other things, results of operations, financial condition, cash flows, liquidity, business operations and stock price;

> borrowing availability under the Company's revolving credit facility, which was substantially less than the full amount of revolving credit facility in 2020 based on the deterioration of the Company's financial performance during 2020 (including consolidated EBITDA) due to the COVID-19 pandemic;

- the Company's failure to be in compliance with covenants under its debt agreements, which could result in the amounts outstanding thereunder being accelerated and becoming immediately due and payable;

- the Company's ability to obtain additional financing by accessing the capital markets, which may not be available on acceptable terms, or at all;

- the macroeconomic environment, including its impact on the automotive industry, which is cyclical;

- any significant declines or slower growth than anticipated in automobile production;

- market acceptance of the Company's existing or new products, and new or improved competing products developed by competitors with greater resources;

- shifting customer preferences, including due to the evolving use of automobiles and technology;

- the Company's ability to project future sales volumes, based on which the Company manages its business;

- reductions in new business awards, which were limited, and may continue to be limited, due to COVID-19 and related uncertainties;

- the Company's ability to convert new business awards into product revenues;

- the loss or insolvency of any of the Company's key customers;

- the loss of any key suppliers, or any material delays in the supply chain of the Company or the OEMs and Tier 1s supplied by the Company, including resulting from a shortage of key components (such as semiconductors);

- the impact of price downs in the ordinary course, or additional increased pricing pressures from the Company's customers;

- the feasibility of the Company's development of new products on a timely, cost effective basis, or at all;

- security breaches and other disruptions to the Company's IT systems;

- work stoppages impacting the Company, its suppliers or customers;

- changes in free trade agreements or the implementation of additional tariffs, and the Company's ability to pass-through tariff costs;

- unfavorable changes to currency exchange rates;

- the Company's ability to protect its intellectual property in certain jurisdictions;

- the Company's ability to effectively implement ongoing restructuring and other cost-savings measures or realize the full amount of estimated savings;

- compliance with, and increased costs related to, domestic and international regulations; and

- other risks, uncertainties, and other factors set forth in "Item 1A. Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2020 and subsequent reports filed with or furnished to the SEC.

In addition, such forward-looking statements do not include the potential impact of any business combinations, acquisitions, divestitures, strategic investments and other significant transactions that may be completed after the date hereof, each of which may present material risks to the Company's future business and financial results.

Except as required by law, we expressly disclaim any obligation or undertaking to update any forward-looking statements to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors, our executive officers and persons who beneficially own more than 10% of a registered class of our equity securities ("insiders") to file reports with the SEC regarding their pecuniary interest in our equity securities and any changes thereto. Based on our review of the insiders' forms filed with the SEC during 2020 and representations made by the directors and executive officers, one transaction involving the withholding of shares of our common stock upon the vesting of RSUs, which should have been reported on a Form 4, was filed late on a year-end Form 5 by Mr. Barkas.

SOLICITATION BY BOARD; EXPENSES

We will bear the entire cost of preparing, assembling, and mailing the proxy materials. We may supplement our solicitation of proxies by mail with telephone, e-mail or personal solicitation by our officers or other regular employees. We will not pay any additional compensation to any of our employees for their supplemental solicitation services. We have requested banks, brokers and other nominees to forward the proxy materials to, and to obtain proxies from, the beneficial owners and we will reimburse such record holders for their reasonable out-of-pocket expenses in doing so upon request.

REQUIREMENTS FOR SUBMISSION OF SHAREHOLDER PROPOSALS AND NOMINATIONS FOR 2022 ANNUAL MEETING

Under SEC rules, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2022 annual meeting of shareholders (pursuant to Rule 14a-8 of the Exchange Act), we must receive the proposal at our principal executive offices (Corporate Secretary, Gentherm Incorporated, 21680 Haggerty Road, Northville, MI 48167) by the close of business on December 8, 2021. As the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.

Any shareholder director nomination or proposal of other business intended to be presented for consideration at the 2022 annual meeting, but not intended to be considered for inclusion in our proxy statement and form of proxy relating to such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must be received by us at the address stated above not less than 90 days and not more than 120 days before the first anniversary of the date of the 2021 annual meeting. Therefore, such notice must be received between January 20, 2022 and the close of business on February 19, 2022 to be considered timely. However, if our 2022 annual meeting occurs more than 30 days before or 60 days after May 20, 2022, we must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2022 annual meeting or the 10th day following the day on which public announcement is made of the date of the 2022 annual meeting, and (B) not earlier than the 120th day prior to the 2022 annual meeting.

The above-mentioned proposals must also comply with our Bylaws and the proxy solicitation rules of the SEC and Nasdaq, including but not limited to the information requirements set forth in our Bylaws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the foregoing and other applicable requirements.

HOUSEHOLDING FOR SHAREHOLDER SHARING THE SAME ADDRESS

The Company has elected to send a single copy of the notice or, to the extent a paper copy is requested, a single copy of the annual report and proxy statement to any household at which two or more shareholders reside unless one of the shareholders at such address provides notice that he or she desires to receive individual copies. This "householding" practice reduces the Company's printing and postage costs. Shareholders may request to discontinue or re-start householding, or request a separate copy of the 2020 annual report to shareholders and this proxy statement, as follows:

> If you hold your common shares through a bank, broker or other nominee, you should contact such record holder directly.

> If you are a shareholder of record, you should contact Computershare, P.O. Box 30170, College Station, TX 77842-3170 or (800) 962-4284.

The Company undertakes to deliver promptly, upon written or oral request, a separate copy of the notice and, if applicable, copies of such additional proxy materials to a shareholder that previously elected to receive a single copy of materials with one or more other shareholders.

AVAILABILITY FOR 2020 ANNUAL REPORT TO SHAREHOLDERS

Copies of the 2020 annual report to shareholders (excluding certain exhibits or documents incorporated by reference in our annual report on Form 10-K for the year ended December 31, 2020) are available to shareholders at no charge upon written request to: Corporate Secretary, Gentherm Incorporated, 21680

GEN**THERM**

Haggerty Road, Northville, MI 48167 or on our website, *www.gentherm.com*, under the "Investor Relations – Annual Reports" tab.

The content of our website or the websites of other third parties noted herein are not incorporated by reference in this Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 20, 2021

This 2021 proxy statement and the 2020 annual report to shareholders are available at *www.proxyvote.com*.

Your cooperation in giving this matter your immediate attention and in voting your proxies promptly is appreciated.

By Order of the Board of Directors

Wayne Kauffman

Senior Vice President, General Counsel and Secretary

Appendix A

ADDITIONAL INFORMATION REGARDING CHANGE OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As reported on the Company's Current Report on Form 8-K, dated January 31, 2020, and amended on February 26, 2020, the Audit Committee engaged Ernst & Young LLP ("Ernst & Young") on January 31, 2020 as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2020. Grant Thornton LLP ("Grant Thornton") continued as the Company's independent registered public accounting firm for the year ending December 31, 2019. On February 20, 2020, when the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission ("SEC"), Grant Thornton completed its audit of the Company's consolidated financial statements for such fiscal year, and the Company's retention of Grant Thornton as its independent registered public accounting firm with respect to the audit of Company's consolidated U.S. GAAP financial statements ended as of that date.

- Grant Thornton's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Grant Thornton's report on the Company's internal control over financial reporting as of December 31, 2018 contained an adverse opinion because of the effect of the material weakness described below. Grant Thornton's report on the Company's internal control over financial reporting as of December 31, 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.
- During the fiscal years ended December 31, 2019 and 2018 and the subsequent interim periods through the Effective Date, there were no disagreements (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference thereto in its reports.
- During the fiscal years ended December 31, 2019 and 2018 and the subsequent interim periods through the Effective Date, except for the material weakness in internal control over financial reporting described below, there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K. As disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, the Company identified a material weakness related to Information Technology General Controls at its wholly owned subsidiary, Gentherm Medical, LLC (formerly, Cincinnati Sub-Zero Products, LLC), which did not operate in a way to appropriately restrict elevated access and address segregation of duty conflicts at both the information technology and end user levels. In view of this material weakness, Grant Thornton's report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2018 indicated that the Company did not maintain effective internal control over financial reporting as of December 31, 2018. The Company implemented a remediation plan that included development of enhanced risk assessment procedures and controls over the monitoring of elevated access and segregations of duty conflicts. The Company completed testing of the operating effectiveness of the enhanced controls and found them to be effective as of September 30, 2019 and, therefore, concluded that the material weakness was remediated as of September 30, 2019. The subject matter of this material weakness was discussed by the Audit Committee with Grant Thornton. As noted above, Grant Thornton's report on the Company's internal control over financial reporting as of December 31, 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. The Company has authorized Grant Thornton to respond fully to the inquiries of Ernst & Young concerning the prior material weakness.
- During the fiscal years ended December 31, 2019 and 2018 and the subsequent interim periods through the Effective Date, neither the Company nor anyone on its behalf has consulted with Ernst & Young regarding: (i) the application of accounting principles to a specific transaction, either

completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions); or (iii) any reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

> The Company requested that Grant Thornton furnish a letter addressed to the SEC stating whether it agrees with the above statements. Grant Thornton has furnished the letter confirming its agreement with the above statements. A copy of Grant Thornton's letter, dated February 26, 2020, is filed as Exhibit 16 to the Company's Form 8-K/A dated February 26, 2020.

GENTHERM

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EUROPE

Odelzhausen, Germany
(Engineering, Sales and Support)

Stuttgart, Germany
(Engineering, Sales, Manufacturing, Support)

West Midlands, UK
(Sales and Support)

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(Engineering)

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(Manufacturing)

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(Manufacturing)

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NORTH AMERICA

HQ - Northville, MI
(Manufacturing, Engineering, Sales and Support)

Farmington Hills, MI
(Engineering)

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(Manufacturing, Engineering, Sales and Support)

Cincinnati, OH
(Manufacturing, Engineering, Sales and Support)

Del Rio, TX
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Acuña, Mexico
(Manufacturing, Sales and Support)

Celaya, Mexico
(Manufacturing)

ASIA

Shanghai, China
(Engineering, Sales and Support)

Langfang, China
(Manufacturing, Engineering, Sales and Support)

Shenzhen, China
(Manufacturing)

Hong Kong, China
(Sales and Support)

Seoul, South Korea
(Sales and Support)

Ulsan, South Korea
(Sales and Support)

Chungcheongnam, South Korea

(Sales and Support)

Nagoya, Japan
(Sales and Support)

Tokyo, Japan
(Sales and Support)

Hiroshima, Japan
(Sales and Support)

Ha Nam, Vietnam
(Manufacturing)

Technology to the next degree™

HEADQUARTERS   21680 Haggerty Road | Northville, MI, USA 48167   (248) 504.0500   www.gentherm.com